Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215047

FOUNDERS BANCORP
PROPOSED MERGER-YOUR VOTE IS VERY IMPORTANT
Dear Shareholder:
We are happy to advise you that the board of directors of Founders Bancorp (“Founders”) has unanimously approved the merger of Founders into Heartland Financial USA, Inc. (“Heartland”) in accordance with an agreement and plan of merger dated October 29, 2016 (the "merger agreement"). Before we can complete the merger, we must obtain the approval of the shareholders of Founders. We are sending you this document to ask you to vote in favor of approval and adoption of the merger agreement. The Founders board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.
If the Founders shareholders approve the merger and the other conditions in the merger agreement are satisfied, Founders will merge with and into Heartland, and Heartland will pay the aggregate merger consideration of approximately $29.1 million for all shares of Founders common stock and for all options to purchase Founders common stock. The aggregate merger consideration will be allocated among the holders of common stock and options based upon the number of shares outstanding and the number of shares that are issuable pursuant to the options on the closing date of the merger. The amount of aggregate merger consideration will be decreased to the extent the transaction expenses of Founders exceed $1.6 million and may be adjusted either up or down based on the adjusted tangible common equity of Founders (as defined under the caption “The Merger Agreement-Purchase Price and Calculation of Merger Consideration-Total Purchase Price” in the accompanying proxy statement/prospectus). The aggregate merger consideration will be reduced or increased by up to $5.0 million to the extent that the adjusted tangible common equity of Founders is less than $18.3 million or greater than $18.6 million, respectively, on the last business day of the month preceding the closing date of the merger.
We expect that holders of Founders common stock will receive $21.87 per share in the merger, if there are no adjustments to the aggregate merger consideration or increase in Founders shares outstanding. The aggregate merger consideration is payable in shares of Heartland common stock or cash, or a combination of shares of common stock and cash. Although each Founders shareholder may elect their form of consideration, as described in more detail in the accompanying proxy statement/prospectus, the merger agreement provides that 30% of the aggregate merger consideration paid to shareholders will be payable in cash and 70% of the aggregate merger consideration paid to shareholders will be payable by delivery of Heartland common stock. Assuming no adjustments to the aggregate merger consideration or increase in Founders shares outstanding, the merger agreement provides that:

•
For Founders shareholders who elect to receive, or are otherwise allocated, cash in exchange for some or all of their shares of Founders common stock, $21.87 in cash will be paid in exchange for each such share of Founders common stock.

•
For Founders shareholders who elect to receive, or are otherwise allocated, shares of Heartland common stock in exchange for some or all of their shares of Founders common stock, the number of shares of Heartland common stock that will be issued in exchange for each share of Founders common stock will be determined by dividing the aggregate merger consideration per share by the volume weighted average closing price of Heartland common stock on the NASDAQ Global Select Market during the 20 trading days ending on, and including, the fifth business day prior to the closing date of the merger, provided this volume weighted average closing price will be fixed at $31.62 if it is less than $31.62 and at $42.78 if it is more than $42.78.

•
Using the volume weighted average closing price as of January 5, 2017 of $47.14, which was considerably in excess of $42.78, the Founders shareholders would receive .5112 shares of Heartland common stock for such share of Founders common stock. If the volume weighted average closing price of Heartland common stock is $31.62 or below, Heartland would issue .6917 shares of Heartland common stock for each share of Founders common stock.

The actual consideration received may be different from the amounts set forth above, because the adjusted tangible common equity of Founders and the market price for Heartland common stock will fluctuate prior to the completion of the merger. In addition, because the merger consideration is set by a predetermined formula and it is impossible to predict what elections different Founders shareholders will make, there is no assurance that you will receive precisely the form of consideration that you elect.

Heartland common stock is listed on the NASDAQ Global Select Market under the symbol "HTLF".

To complete the merger we must receive regulatory approvals and the holders of Founders common stock must approve and adopt the merger agreement. Founders will hold a special meeting of shareholders to vote on this merger proposal. Your vote is important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of Founders common stock in accordance with the instructions contained in this document. If you do not vote your shares of Founders common stock, it will have the same effect as voting against the merger.
For a description of the significant considerations in connection with the merger and related matters described in this document, see “Risk Factors” beginning on page 22.
We encourage you to read this entire document carefully. This proxy statement/prospectus gives you detailed information about the merger, and it includes a copy of the merger agreement as Appendix A.

Sincerely,

/s/ Thomas J. Sherman

Thomas J. Sherman
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is January 11, 2017, and it is first being mailed to Founders shareholders on or about January 17, 2017.

FOUNDERS BANCORP

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 17, 2017
Founders Bancorp (“Founders”) will hold a special meeting of its shareholders at the San Luis Obispo Country Club, 255 Country Club Drive, San Luis Obispo, California, at 10:30 a.m. Pacific time, on Friday, February 17, 2017 to consider and vote upon the following matters:

•
a proposal to approve and adopt the agreement and plan of merger between Heartland Financial USA, Inc. (“Heartland”) and Founders dated as of October 29, 2016, as it may be amended from time to time, pursuant to which Founders will merge with and into Heartland (the "merger agreement"); and

•	a proposal to approve the adjournment of the Founders special meeting, if necessary or appropriate, to solicit additional proxies.

Upon completion of the merger, holders of Founders common stock will receive, at their election, cash, Heartland common stock or a combination of cash and Heartland common stock. Your attention is directed to the proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Appendix A to the proxy statement/prospectus.
The board of directors has fixed the close of business on December 23, 2016 as the record date for the Founders special meeting. Holders of record of Founders common stock at such time are entitled to notice of, and to vote at, the Founders special meeting or any adjournment or postponement of the special meeting.
The Founders board of directors has unanimously approved the merger agreement and unanimously recommends that holders of Founders common stock vote “FOR” approval and adoption of the merger agreement.
Founders shareholders who do not vote in favor of the merger agreement and who strictly comply with Chapter 13 of the California General Corporation Law have the right to assert dissenters’ rights under that statute. For a description of the procedures that must be followed to make written demand for dissenters’ rights, see the copy of the statute which is attached as Appendix B in the attached proxy statement/prospectus. In addition, a summary of the procedures to be followed in order to obtain payment for dissenting shares is set forth under the caption “The Merger-Notice of Dissenters’ Rights” in the attached proxy statement/prospectus.
Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of Founders common stock. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy form in the enclosed self-addressed, stamped envelope. Any holder of Founders common stock present at the special meeting may vote in person instead of by proxy, and a proxy may be revoked in writing at any time before the special meeting. The presence of a shareholder at the special meeting will not automatically revoke that shareholder’s proxy. A shareholder may revoke a proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) delivering to Founders a written notice of revocation, (ii) delivering to Founders a duly executed proxy bearing a later date and presenting such proxy at the meeting, or (iii) attending the meeting and voting in person at the meeting.

Sincerely,

/s/ Thomas J. Sherman

Thomas J. Sherman
President and Chief Executive Officer

Your vote is important. Please complete, sign, date and return your proxy form, whether or not you plan to attend the special meeting

REFERENCES TO ADDITIONAL INFORMATION
This document incorporates important business and financial information about Heartland from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document and other filings of Heartland by requesting them in writing or by telephone from Heartland at the following address:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention: Michael J. Coyle, Corporate Secretary
(Telephone (563) 589-2100)

You will not be charged for any of these documents that you request. Founders shareholders requesting documents should do so by February 10, 2017 in order to receive them before the special meeting.
See “Where You Can Find More Information” on page 70.
You should rely only on the information contained or incorporated by reference into this document to vote on the merger agreement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated January 11, 2017. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to Founders shareholders nor the issuance by Heartland of common stock in connection with the merger will create any implication to the contrary.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

Q:	What Am I Being Asked To Vote On?

A:
Holders of Founders common stock are being asked to approve and adopt a merger agreement entered into between Heartland and Founders. In the merger, Founders will be merged with and into Heartland, with Heartland as the surviving corporation, and holders of Founders common stock will receive, at their election, cash, Heartland common stock or a combination of cash and Heartland common stock.

Q:	Why Is The Founders Board of Directors Recommending The Merger?

A:	The Founders board believes that the merger is advisable, fair to and in the best interests of Founders and its shareholders.

Q:	Why Is My Vote Important?

A:
The affirmative vote of the holders of at least a majority of the outstanding shares of Founders common stock is required to approve and adopt the merger agreement. Accordingly, if a holder of Founders common stock fails to vote or abstains, this will have the same effect as a vote against approval and adoption of the merger agreement.

Q:	What Will I Receive For My Founders Common Stock If The Merger Is Completed?

A:
You will receive, at your election but subject to proration as described below, shares of Heartland common stock, cash or a combination of cash and shares of Heartland common stock for your shares of Founders common stock. Founders shareholders and option holders will receive aggregate merger consideration of $29.1 million in the merger, but this amount will be decreased to the extent the transaction expenses of Founders exceed $1.6 million. In addition, the aggregate merger consideration will be decreased or increased, dollar for dollar, by up to $5.0 million to the extent that the adjusted tangible common equity of Founders is less than $18.3 million or greater than $18.6 million, respectively, as of the last business day of the month preceding the closing date of the merger. See “The Merger Agreement-Purchase Price and Calculation of Merger Consideration-Total Purchase Price” on page 50 for additional detail regarding the determination of the aggregate merger consideration, including the definition of “adjusted tangible common equity.”

Assuming there is no adjustment in the aggregate merger consideration or increase in Founders shares outstanding, and that 1,270,817 shares of Founders common stock and options to acquire 107,663 shares of Founders common stock are outstanding when the merger is completed, holders of Founders common stock will be entitled to a purchase price of $21.87 per share, payable in shares of Heartland common stock, cash or a combination of cash and shares of Heartland common stock. Although each Founders shareholder may elect their form of consideration, the merger agreement provides that 30% of the aggregate merger consideration paid to shareholders will be payable in cash and 70% of the aggregate merger consideration paid to shareholders will be payable by delivery of Heartland common stock. Assuming no adjustments to the aggregate merger consideration or increase in Founders shares outstanding, the merger agreement provides that:

•
For Founders shareholders who elect to receive, or are otherwise allocated, cash in exchange for some or all of their shares of Founders common stock, $21.87 in cash will be paid in exchange for each such share of Founders common stock.

•
For Founders shareholders who elect to receive, or are otherwise allocated, shares of Heartland common stock in exchange for some or all of their shares of Founders common stock, the number of shares of Heartland common stock that will be issued in exchange for each share of Founders common stock will be determined by dividing the aggregate merger consideration per share by the volume weighted average closing price of Heartland common stock on the NASDAQ Global Select Market during the 20 trading days ending on, and including, the fifth business day prior to the closing date of the merger, provided this volume weighted average closing price will be fixed at $31.62 if it is less than $31.62 and at $42.78 if it is more than $42.78.

•
Using the volume weighted average closing price as of January 5, 2017 of $47.14, which was considerably in excess of $42.78, Founders shareholders would receive .5112 shares of Heartland common stock for such share of Founders common stock. If the volume weighted average closing price of Heartland common stock is $31.62 or below, Heartland would issue .6917 shares of Heartland common stock for each share of Founders common stock.

The actual consideration received may be different from the amounts set forth above, because the adjusted tangible common equity of Founders and the market price for Heartland common stock will fluctuate prior to the completion of the merger. In addition, because the merger consideration is set by a predetermined formula and it is impossible to predict what elections different Founders shareholders will make, there is no assurance that you will receive precisely the form of consideration that you elect.

Q.	What Are The Details Of The Consideration Election?

A.
Although you will be entitled to elect to receive only cash (a cash election), only shares of Heartland common stock (a stock election), or a combination of cash and Heartland common stock (a mixed election) for your shares of Founders common stock, you are not being asked to make an election at this time. By returning the proxy that is enclosed with this proxy statement/prospectus, you will not be making a consideration election. Continental Stock Transfer & Trust Company, which will act as Heartland’s exchange agent (the “Exchange Agent”), will send you election materials by a separate mailing. The procedures necessary to make an election are described under the caption “The Merger Agreement-Election Procedures.”

Of the aggregate merger consideration payable to holders of Founders common stock, 30% of the consideration will be paid in cash and 70% by delivering shares of Heartland common stock. If the total amount of cash that Founders shareholders elect to receive is more than 30% of the aggregate merger consideration paid to shareholders, then a sufficient number of Founders shares subject to a cash election will be converted on a pro rata basis (excluding dissenting shares) into shares subject to a stock election, so that 30% of the aggregate merger consideration paid to shareholders will be paid in cash. Any dissenting shares will be deemed cash election shares.
Similarly, if the Heartland common stock that Founders shareholders elect to receive is more than 70% of the aggregate merger consideration, then a sufficient number of Founders shares subject to a stock election will be converted on a pro rata basis into shares subject to a cash election, so that 70% of the aggregate merger consideration paid to shareholders will be paid in stock. Shares of Founders common stock subject to no election will be treated as cash election shares or stock election shares so as to minimize the amount of any cash or stock proration.

Q:	What Will Happen To Founders Stock Options?

A:
At the effective time of the merger, each option to purchase shares of Founders common stock that is outstanding, vested and unexercised immediately prior to the effective time will be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment equal to the product of (a) the number of shares of Founders common stock subject to such stock option, and (b) the excess of the aggregate merger consideration per share over the exercise price per share of such stock option, less any applicable withholding taxes. All Founders stock options will terminate at the effective time of the merger, and the surrender of a Founders stock option to Heartland in exchange for this stock option consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such stock option.

Founders anticipates that options to acquire 107,663 shares of Founders common stock will be outstanding at the effective time of the merger. Immediately prior to the effective time of the merger, stock options held by Founders’ directors, which are scheduled to vest on or after April 1, 2017, will be cancelled pursuant to option amendment agreements. As a result, Founders’ directors will not receive the stock option consideration described above with respect to such cancelled stock options.

Q:	When Do You Expect To Complete The Merger?

A:
We are working to complete the merger as quickly as possible. We cannot complete the merger until a number of conditions are satisfied, including (i) approvals by the Founders shareholders, the Federal Deposit Insurance Corporation (the “FDIC”) and the Division of Financial Institutions of the California Department of Business Oversight, and (ii) receipt of a waiver from the Federal Reserve Board of the application requirement under the Bank Holding Company Act, or approval of the merger by the Federal Reserve Board in lieu of such waiver. We expect to complete the merger in the first quarter of 2017, assuming these and other approvals are received.

Q:	Do I Have Dissenters’ Rights?

A:
Yes. Under California law, Founders’ state of incorporation, holders of Founders common stock have the right to assert dissenters’ rights and, rather than receive the merger consideration, demand the “fair value” of their shares in cash. To do so, you must not vote in favor of the merger and must instead follow the procedures set forth below under the caption “The Merger-Notice of Dissenters’ Rights.” A copy of the California statute governing dissenters’ rights is included as Appendix B to this proxy statement/prospectus. The “fair value” of the shares may be determined in a court-supervised proceeding, and the court may conclude that fair value is greater than, equal to or less than the merger consideration.

One condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares of Founders common stock cannot be more than 12% of the outstanding shares of Founders common stock.
We encourage you to read the statutes governing dissenters’ rights carefully and to consult with legal counsel if you desire to exercise your dissenters’ rights.

Q:	What Do I Need To Do Now?

A:
After you have carefully read this document, you should indicate on your proxy form how you want your shares of Founders common stock to be voted, and then complete, sign and date your proxy. This will enable your shares to be represented and voted at the Founders special meeting.

Q:	If My Shares Are Held In Street Name By My Broker, Will My Broker Automatically Vote My Shares For Me?

A:
No. Without instructions from you, your broker will not be able to vote your shares of Founders common stock. You should instruct your broker on how to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	Can I Change My Vote?

A:	Yes. There are three ways you can change your vote after you have submitted your proxy:

•	First, you may send a written notice to the Secretary of Founders at 237 Higuera Street, San Luis Obispo, California 93401, stating that you would like to revoke your proxy.

•	Second, you may complete and submit a new proxy form. Your latest vote actually received by Founders before the special meeting will be counted, and any earlier votes will be revoked.

•
Third, you may attend the Founders special meeting and vote in person. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of the proxy by attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point you may vote in person).

If you have instructed a broker on how to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.
Q:    How Do I Make An Election To Receive Cash Or Heartland Common Stock?

A:
The Exchange Agent will send you election materials by a separate mailing, which will also include transmittal materials. You will not be making an election by submitting a proxy or voting at the meeting.

Q:    Should I Send In My Founders Stock Certificates Now?

A:
No, please do not send in your stock certificates at this time. You will be provided with transmittal materials by a separate mailing that explains what you must do to exchange your Founders stock certificates for the merger consideration after the merger is complete.

Q:	Whom Should I Call With Questions?

A:
If you have questions about the merger or the special meeting or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy form, you should contact:

Thomas J. Sherman
President and Chief Executive Officer
Founders Bancorp
237 Higuera Street
San Luis Obispo, California 93401
(805) 543-6500

Q:	Where Can I Find More Information About The Companies?

A:
You can find more information about Heartland from the various sources described under the caption “Where You Can Find More Information.” You can find more information about Founders under the caption “Information About Founders.”

SUMMARY
This summary highlights selected information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to understand fully the merger and the related transactions. In addition, we incorporate by reference into this document important business and financial information about Heartland. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 70. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.
The Companies (Pages 59 and 61)
Founders
Founders is a California corporation headquartered in San Luis Obispo, California that was formed in 2007 for the purpose of becoming the parent bank holding company of Founders Community Bank. Founders is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is regulated by the Federal Reserve Board. Founders is not a “reporting company” under federal securities law, and does not file periodic reports with the Securities and Exchange Commission (the “SEC”). Founders common stock is not listed on an exchange, but is thinly traded in the over the counter market, or OTCBB Pink. Founders’ principal asset is its wholly-owned subsidiary, Founders Community Bank, a California state chartered non-member bank. Founders Community Bank does business through four branch offices located throughout San Luis Obispo County, as well as a small business lending center in Atascadero. Through these offices, Founders Community Bank provides general community banking services. As of September 30, 2016, Founders had total assets of $198.5 million, total deposits of $180.0 million and total shareholders’ equity of $18.3 million.
Founders’ principal offices are located at 237 Higuera Street, San Luis Obispo, California 93401, and its telephone number is (805) 543‑6500.
Heartland
Heartland is a publicly-held Delaware corporation headquartered in Dubuque, Iowa, with 10 bank subsidiaries in the States of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Kansas, Missouri, Texas and California. Together, Heartland’s banking subsidiaries operate a total of 108 banking locations. Heartland also has five non-banking subsidiaries, including a consumer finance company with offices in Iowa, Illinois and Wisconsin, a subsidiary involved in property management, a community development company and two multi-line insurance agencies, as well as eight special-purpose trust subsidiaries formed to offer cumulative capital securities. At September 30, 2016, Heartland had total assets of $8.2 billion, total loans of $5.5 billion, total deposits of $6.9 billion and common stockholders’ equity of $703.0 million.
Heartland’s principal offices are located at 1398 Central Avenue, Dubuque, Iowa 52001, and its telephone number is (563) 589‑2100.
Founders Will be Merged into Heartland (Page 50)
We encourage you to read the merger agreement, which is attached as Appendix A to this proxy statement/prospectus. The merger agreement provides that Founders will be merged with and into Heartland. Heartland will survive the merger, and the separate corporate existence of Founders will cease. Immediately after the merger, Founders Community Bank, the wholly-owned banking subsidiary of Founders, will be merged with and into Premier Valley Bank, Heartland’s wholly-owned banking subsidiary in California. After completion of the merger of Founders Community Bank into Premier Valley Bank, the Founders Community Bank branches will continue to operate under the Founders Community Bank name as a division of Premier Valley Bank.
What You Will Receive in the Merger (Page 50)
Founders Common Stock
Upon completion of the merger, you will receive cash, Heartland common stock, or a combination of cash and Heartland common stock, for your shares of Founders common stock. You will be able to make an election as to the form of merger consideration that you will receive, but your election may be changed if Founders shareholders collectively elect to receive more than 30% of the aggregate merger consideration paid to shareholders in cash or more than 70% of the aggregate merger consideration paid to shareholders in the form of Heartland common stock. The amount of merger consideration that you will receive is dependent upon the adjusted tangible common equity of Founders as of closing, and if you receive shares of Heartland common stock as part of the merger consideration, the number of shares you will receive is dependent on the stock’s trading price.
The aggregate merger consideration assigned by the merger agreement to Founders common stock and options is equal to $29.1 million, but this amount will be reduced to the extent transaction expenses of Founders exceed $1.6 million. In addition, the aggregate merger consideration will be decreased or increased, dollar for dollar, by up to $5.0 million to the extent that the adjusted tangible common equity of Founders is less than $18.3 million or greater than $18.6 million, respectively, as of the last business day of the month preceding the closing date of the merger. If such calculation had been completed as of November 30, 2016, the adjusted tangible common equity of Founders would have been approximately $18.3 million. See “The Merger Agreement-Purchase Price and Calculation of Merger Consideration-Total Purchase Price” on page 50 for additional detail regarding the determination of the aggregate merger consideration, including the definition of the “adjusted tangible common equity” of Founders.
Assuming there is no adjustment to the aggregate merger consideration, and that 1,270,817 shares of Founders common stock and stock options to acquire 107,663 shares of Founders common stock are outstanding when the merger is completed, holders of Founders common stock will be entitled to merger consideration, payable in cash or in shares of Heartland common stock, or a combination of both, of $21.87 per share. Assuming no adjustments to the aggregate merger consideration or increase in Founders shares outstanding, the merger agreement provides that:

•
For Founders shareholders who elect to receive, or are otherwise allocated, cash in exchange for some or all of their shares of Founders common stock, $21.87 in cash will be paid in exchange for each such share of Founders common stock.

•
For Founders shareholders who elect to receive, or are otherwise allocated, shares of Heartland common stock in exchange for some or all of their shares of Founders common stock, the number of shares of Heartland common stock that will be issued in exchange for each share of Founders common stock will be determined by dividing the aggregate merger consideration per share by the volume weighted average closing price of Heartland common stock on the NASDAQ Global Select Market during the 20 trading days ending on, and including, the fifth business day prior to the closing date of the merger, provided this volume weighted average closing price will be fixed at $31.62 if it is less than $31.62 and at $42.78 if it is more than $42.78.

•
Using the volume weighted average closing price as of January 5, 2017 of $47.14, which was considerably in excess of $42.78, Founders shareholders would receive .5112 shares of Heartland common stock for such share of Founders common stock. If the volume weighted average closing price of Heartland common stock is $31.62 or below, Heartland would issue .6917 shares of Heartland common stock for each share of Founders common stock.

If the total amount of cash that Founders shareholders elect to receive is more than 30% of the aggregate merger consideration paid to Founders shareholders, then a sufficient number of shares of Founders common stock subject to a cash election will be converted on a pro rata basis (excluding dissenting shares) into shares subject to a stock election, so that the 30% of the aggregate merger consideration paid to Founders shareholders will be paid in cash. Any dissenting shares will be deemed cash election shares.
Similarly, if the Heartland common stock that Founders shareholders elect to receive is more than 70% of the aggregate merger consideration paid to Founders shareholders, then a sufficient number of shares of Founders common stock subject to a stock election will be converted on a pro rata basis into shares subject to a cash election, so that 70% of the aggregate merger consideration paid to Founders shareholders will be paid in stock.
Shares of Founders common stock subject to no election will be treated as cash election shares or stock election shares so as to minimize any cash or stock proration.
Merger Consideration Example

The following table illustrates scenarios for changes to the volume weighted average closing price of Heartland common stock used to determine the exchange ratio, ranging from 40% above to 40% below $37.20 per share which is the mid-point between the collars of $42.78 and $31.62. The table illustrates the impact on the exchange ratio, cash consideration per share and aggregate merger consideration, depending upon the volume weighted average closing price of Heartland common stock. As shown in the table, if the volume weighted average closing price of Heartland common stock reached either the upper or lower collars of $42.78 and $31.62 per share, the exchange ratio would become fixed at 0.5112 if the share price is above $42.78 or 0.6917 if the share price is below $31.62, respectively. The following table assumes there are 1,270,817 shares of

Founders common stock outstanding as of the closing date. The table reflects that the merger consideration paid will consist of whole shares of Heartland common stock. The table does not reflect the cash totaling $1,345,000 payable to holders of Founders stock options to cancel such options and the cash paid in lieu of fractional shares of Heartland common stock.

Heartland Volume Weighted Average Closing Price		Exchange Ratio(1)	Consideration Per Share Based on Shareholder Election			Aggregate Consideration (In thousands) (2)(3)
% Change	Per Share		100% Stock	100% Cash	70% Stock / 30% Cash	Stock	Cash	Total
40.0%	$52.08	0.5112	$26.62	$21.87	$25.20	$23,680	$8,338	$32,018
30.0%	48.36	0.5112	24.72	21.87	23.87	21,990	8,338	30,328
20.0%	44.64	0.5112	22.82	21.87	22.54	20,300	8,338	28,638
15.0%	42.78	0.5112	21.87	21.87	21.87	19,455	8,338	27,793
10.0%	40.92	0.5345	21.87	21.87	21.87	19,455	8,338	27,793
—	37.20	0.5879	21.87	21.87	21.87	19,455	8,338	27,793
(10.0)%	33.48	0.6532	21.87	21.87	21.87	19,455	8,338	27,793
(15.0)%	31.62	0.6917	21.87	21.87	21.87	19,455	8,338	27,793
(20.0)%	29.76	0.6917	20.58	21.87	20.97	18,307	8,338	26,645
(30.0)%	26.04	0.6917	18.01	21.87	19.17	16,021	8,338	24,359
(40.0)%	22.32	0.6917	15.44	21.87	17.37	13,735	8,338	22,073

(1)	Exchange ratio has been rounded to the nearest ten-thousandth.

(2)	Excludes $1,345,000, which is the aggregate cash amount payable to holders of outstanding Founders options.

(3)
Assumes no adjustment resulting from the amount of Founders’ transaction-related expenses or for increases or decreases in Founders adjusted tangible common equity. See ‘‘The Merger Agreement-Purchase Price and Calculation of Merger Consideration’’ on page 50.

For a Founders shareholder electing 100% cash, the cash consideration per share of Founders common stock is $21.87 if no adjustments to the aggregate merger consideration are made and outstanding shares of Founders common stock do not increase. For a Founders shareholder electing 100% stock, the implied value of the stock consideration per share of Founders common stock is $21.87 based on the variable exchange ratio if the volume weighted average closing price of Heartland common stock remains within the collars, no adjustments to the aggregate merger consideration are made, and shares of Founders common stock outstanding do not increase. However, if the volume weighted average closing price of Heartland common stock is greater than the upper collar of $42.78 or less than the lower collar of $31.62, the exchange ratio becomes fixed, although the value of the stock component of the consideration will fluctuate depending on the volume weighted average closing price of Heartland common stock. Further, the aggregate merger consideration will be decreased to the extent the transaction expenses of Founders exceed $1.6 million, and the aggregate merger consideration may be adjusted either up or down by up to $5.0 million to the extent that the adjusted tangible common equity of Founders is less than $18.3 million or greater than $18.6 million, respectively, on the last business day of the month preceding the closing date of the merger. See ‘‘The Merger Agreement-Purchase Price and Calculation of Merger Consideration’’ on page 50.

The actual consideration received may be different from the amounts set forth above, because the adjusted tangible common equity of Founders and the market price for Heartland common stock will fluctuate prior to the completion of the merger. In addition, because the merger consideration is set by a predetermined formula and it is impossible to predict what elections different Founders shareholders will make, there is no assurance that you will receive precisely the form of consideration that you elect.

Founders Stock Options
Except with respect to options held by directors scheduled to vest on or after April 1, 2017, which will be cancelled at the effective time of the merger without any right to receive consideration, each option to purchase shares of Founders common stock that is outstanding, vested and unexercised immediately prior to the effective time will be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment equal to the product of (a) the number of shares of Founders common stock subject to such stock option, and (b) the excess of the aggregate merger consideration per share over the exercise price per share of such stock option, less any applicable withholding taxes. All Founders stock options will terminate at the effective time of the merger, and the surrender of a Founders stock option to Heartland in exchange for the stock option consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such stock option. Founders anticipates that options to acquire 107,663 shares of Founders common stock will be outstanding on the closing date of the merger.
The Founders Board of Directors Unanimously Recommends that You Vote “FOR” the Approval and Adoption of The Merger Agreement (Page 30)
The board of directors of Founders believes that the merger is in the best interests of Founders and its shareholders and has unanimously approved the merger agreement. For the factors considered by the Founders board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger-Founders’ Reasons for the Merger.”
From time to time, the board of directors of Founders has considered strategic opportunities to continue building shareholder value, including acquiring other financial institutions, a merger of equals, or being acquired by a larger financial institution in an effort to better manage, among other things, the increasing regulatory burden and compliance costs and to seek better efficiencies and economies of scale. From time to time, the board has also analyzed Founders’ prospects if the company remained independent, including the need for raising additional capital to support growth initiatives. The Founders board of directors considered the challenges facing the community banking industry, including the need for additional scale in order to offset increasing regulatory expenses, a continued low interest rate environment, and the need to attract and retain talented banking professionals to properly manage the business. The Founders board of directors also considered the benefits of greater liquidity for Founders’ shareholders. In light of the headwinds facing the community banking industry, at its April 2016 meeting, the Founders board of directors authorized Thomas J. Sherman, President and Chief Executive Officer of Founders, to begin exploring the acquisition of Founders by a larger financial institution and to explore such possibilities with the assistance of D.A. Davidson & Co. (“Davidson”), Founders’ financial advisor. Ultimately, this led to the proposed merger agreement with Heartland.
Founders’ Financial Advisor Has Provided an Opinion to the Founders Board of Directors as to the Fairness of the Merger Consideration, from a Financial Point of View, to Holders of Founders Common Stock (Page 32)
In deciding to approve the merger, the board of directors of Founders considered the opinion of Davidson that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations described in the opinion, the aggregate merger consideration per share to be paid pursuant to the merger agreement was fair from a financial point of view to the holders of Founders common stock. This opinion was given to the board of directors of Founders on October 29, 2016. A copy of this opinion is attached to this proxy statement/prospectus as Appendix C. Founders shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Davidson in providing its opinion.
Founders’ Management and Directors have Interests in the Merger (Page 44)
In considering the recommendation of Founders’ board of directors to approve the merger agreement, you should be aware that Founders’ management has interests in the merger and has arrangements that are different from, or in addition to, those of Founders shareholders generally. Founders’ board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Founders shareholders vote in favor of the merger agreement. For example, upon completion of the merger, Founders’ President and Chief Executive Officer, Thomas J. Sherman, will become an employee of Premier Valley Bank, and he and other members of management hold unvested employee stock options that will become fully vested. In addition, Mr. Sherman and two other Founders directors, J. Todd Mirolla and D. Michael Patrick, will be appointed to the board of directors of Premier Valley Bank upon completion of the merger.
Regulatory Approvals We Must Obtain for the Merger (Page 45)
The merger of Founders into Heartland, and the merger of Founders Community Bank into Premier Valley Bank, cannot occur unless we file applications with the FDIC and the Division of Financial Institutions of the California Department of Business Oversight, and these applications are approved. We are relying on the application process with the FDIC for an exemption from a requirement to file an application and obtain the prior approval of the Board of Governors of the Federal Reserve System for the merger of Founders into Heartland. Once the FDIC approves the merger of the bank subsidiaries, we will be required to wait anywhere from 15 to 30 days before we can complete the transaction, during which time the U.S. Department of Justice may challenge the transaction on antitrust grounds. We will not be able to complete the merger of Founders into Heartland until this time period has expired.

Although we currently believe we should be able to obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to Heartland or Premier Valley Bank after the completion of the merger.
Completion of the Merger is Subject to Satisfying Several Conditions (Page     54)
Founders’ and Heartland’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of Founders common stock entitled to vote;

•	the receipt of governmental and regulatory approvals required to complete the merger;

•	the absence of any injunction or order, or any law or regulation, that would impair the merger;

•
the absence of any governmental action which would reasonably be expected to result in restraining or prohibiting the merger, prohibiting Heartland’s ownership of the business or assets of Founders or Founders Community Bank or requiring a divestiture by Heartland of business or assets of Heartland, Founders or Founders Community Bank;

•	the merger agreement having not been terminated; and

•	the effectiveness of the registration statement (of which this proxy statement/prospectus is a part) with respect to the Heartland common stock to be issued in connection with the merger.

An additional condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares cannot be more than 12% of the outstanding shares of Founders common stock.
We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
When Can the Companies Terminate the Merger Agreement (Page 56)
Founders and Heartland may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by the Founders shareholders, if a majority of the board of directors of each of Founders and Heartland votes to do so.
In addition, either Heartland or Founders may decide to terminate the merger agreement in various circumstances, including the following:

•	if there is a law or governmental order that prohibits the merger;

•	if a governmental entity has denied the approval of the merger and such denial is final and non-appealable;

•	if the other party has or will have breached any representation, warranty or agreement in any material respect or if satisfaction of any closing condition by the other party is or becomes impossible;

•	if the merger has not been completed by June 30, 2017, unless the failure to complete the merger is due to the party seeking to terminate the agreement; or

•	if holders of a majority of the outstanding shares of Founders common stock entitled to vote fail to approve the merger at the special meeting.

Founders may terminate the merger agreement if, prior to the adoption of the agreement by the requisite vote of the Founders shareholders, the Founders board of directors determines to enter into another acquisition agreement with a party other than Heartland if Founders has received a “superior proposal” from the other party, and Founders complies with applicable provisions of the merger agreement. If Founders terminates the agreement because of a superior proposal or if Heartland terminates the agreement because of a material breach by Founders of its obligation to recommend adoption of the merger agreement or to refrain soliciting other offers to acquire Founders, Founders has agreed to pay Heartland a termination fee of $1.2 million.
You have Dissenter’s Rights under California General Corporation Law (Page 48)
Under Chapter 13 of the California General Corporation Law (“CGCL”), holders of Founders common stock who determine to dissent from, and do not vote in favor of, the merger may elect to have the “fair value” of their shares of Founders stock individually appraised and paid to them if the merger is completed and if they comply with the requirements of

Chapter 13 of the CGCL, a copy of which is attached to this proxy statement/prospectus as Appendix B. See “The Merger-Notice of Dissenters’ Rights.”
Founders Special Meeting (Page 25)
The Founders special meeting will be held at the San Luis Obispo Country Club, 255 Country Club Drive, San Luis Obispo, California, at 10:30 a.m. Pacific time, on Friday, February 17, 2017. At the Founders special meeting, holders of Founders common stock will be asked:

•	to approve and adopt the merger agreement; and

•	to approve the adjournment of the Founders special meeting, if necessary or appropriate, to solicit additional proxies.

Record Date. Founders shareholders may cast one vote at the Founders special meeting for each share of Founders common stock owned at the close of business on December 23, 2016. At that date, there were 1,270,817 shares of Founders common stock entitled to be voted at the special meeting.
The executive officers and directors of Founders have agreed to vote their shares in favor of the merger and the merger agreement. As of the record date for the Founders special meeting, directors and executive officers of Founders had the right to vote 376,153 shares or 29.6% of the outstanding shares of Founders common stock.
Required Vote. To approve and adopt the merger agreement, the holders of a majority of the outstanding shares of Founders common stock entitled to vote must vote in favor of the approval and adoption of the merger agreement. A Founders shareholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the approval and adoption of the merger agreement.
United States Federal Income Tax Consequences (Page 45)
The obligation of Founders to complete the merger is conditioned upon the receipt of an opinion from Founders' special tax counsel, Katten Muchin Rosenman LLP, that for U.S. federal income tax purposes the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Founders does not currently intend to waive this opinion condition to its obligation to complete the merger. Assuming the merger is consummated in accordance with the provisions of the merger agreement and as described herein, without waiver of any conditions to the merger described in the merger agreement or herein, and further assuming the accuracy as of the effective time of the merger of certain assumptions and representations as to factual matters by Heartland and Founders, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Accordingly, U.S. holders (as defined in the section entitled “The Merger-Material United States Federal Income Tax Consequences of the Merger” beginning on page 45 of this proxy statement/prospectus) of Founders common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of Founders common stock for Heartland common stock. U.S. holders who receive cash (other than cash received in lieu of a fractional share of Heartland common stock) and Heartland common stock will recognize gain, but will not recognize any loss, for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount of cash received (other than cash received in lieu of a fractional share of Heartland common stock) and (ii) the excess, if any, of (x) the sum of the amount of such cash and the fair market value of the Heartland common stock received in the merger, over (y) the U.S. holder’s tax basis in the shares of Founders common stock surrendered in the merger. In addition, the U.S. holder will recognize gain or loss attributable to cash received in lieu of a fractional share of Heartland common stock. U.S. holders who receive only cash in the merger and U.S. holders who dissent and receive cash for their dissenting shares will recognize a taxable gain or loss. For a description of the material U.S. federal income tax consequences of the merger, see “The Merger-Material United States Federal Income Tax Consequences of the Merger” beginning on page 45. Founders shareholders are strongly urged to consult with their tax advisors concerning the U.S. federal income tax consequences of the merger to them, as well as the effects of state and local, foreign and other tax laws.
Comparative Per Share Data
The following table presents comparative historical per share data of Heartland and Founders and unaudited pro forma per share data that reflect the combination of Heartland and Founders using the purchase method of accounting.
The information listed as “equivalent pro forma” was obtained by multiplying the pro forma amounts by an exchange ratio of .5112, which is the exchange ratio on January 5, 2017, based on the financial position of Founders at September 30, 2016 (assuming Founders adjusted tangible common equity of $18.3 million), and the volume weighted average closing price of Heartland common stock for the 20 trading days ending January 5, 2017 of $47.14. However, as explained in this proxy statement/prospectus, the exchange ratio may go up or down as the adjusted tangible common equity of Founders changes (including any changes due to income or loss prior to the closing date that would increase or decrease shareholders’ equity, and any changes in anticipated transaction expenses) and the market price of Heartland common stock changes.
We expect that Heartland and Founders will incur merger and integration charges as a result of combining Heartland and Founders. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have actually been had Heartland and Founders been combined as of the dates or for the periods presented.

	As of and for the Nine Months Ended September 30, 2016				As of and for the Year Ended December 31, 2015
	Heartland	Founders	Pro Forma Combined	Equivalent Pro Forma	Heartland	Founders	Pro Forma Combined	Equivalent Pro Forma
Net income per common share
Basic	$2.51	$0.66	$2.48	$1.27	$2.87	$1.19	$2.85	$1.46
Diluted	2.48	0.65	2.45	1.25	2.83	1.17	2.81	1.44
Dividends per common share	0.30	—	0.30	0.15	0.45	—	0.44	0.22
Book value per common share	28.48	14.42	28.46	14.55	25.92	13.71	25.93	13.26

Market Price Information
Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF.” Founders common stock is not listed on an exchange, but is thinly traded in the over the counter market or OTCBB Pink under the symbol “FBCP.” The following table sets forth the closing sale prices per share of Heartland common stock and Founders common stock on October 28, 2016, the last trading day before we announced the merger, and on January 5, 2017, and the equivalent price per share of Heartland common stock giving effect to the merger.

	Closing Sales Price
	Heartland Common Stock	Founders Common Stock	Equivalent Price per Share of Heartland Common Stock
October 28, 2016	$37.40	$13.37	$19.12
January 5, 2017	47.20	23.00	24.13

The “Equivalent Price per Share of Heartland Common Stock” at each specified date in the above table represents the product of the closing sales price of a share of Heartland common stock on that date multiplied by the estimated exchange ratio of .5112, which is the exchange ratio on January 5, 2017, based on the financial position of Founders at September 30, 2016 (assuming Founders adjusted tangible common equity of $18.3 million), and the volume weighted average closing price of Heartland common stock for the 20 trading days ending January 5, 2017 of $47.14. Shareholders should obtain current market price quotations for shares of Heartland common stock prior to making any decisions with respect to the merger.
The market price of Heartland common stock will likely fluctuate between the date of this proxy statement/prospectus and the date on which the merger is completed and after the merger. Because the market price of Heartland common stock is subject to fluctuations, the exchange ratio is expected to change and the value of the shares of Heartland common stock Founders shareholders will receive in the merger may increase or decrease prior to and after the merger.
By voting to approve the merger agreement and the transactions contemplated by it, and electing to receive shares of Heartland common stock as consideration for shares of Founders common stock, holders of Founders common stock will be choosing to invest in Heartland because they will receive Heartland common stock in exchange for their shares of Founders common stock. An investment in Heartland’s common stock involves significant risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed under the caption “Forward-Looking Statements” beginning on page 24, Founders shareholders should carefully consider the matters described under the caption “Risk Factors”

beginning on page 22 when determining whether (i) to approve the merger agreement and the transactions it contemplates, and (ii) to make a stock election.
Historical Market Prices and Dividend Information
Heartland. The following table sets forth, for the calendar quarters indicated, the high and low intraday market prices per share of Heartland common stock as reported on the NASDAQ Global Select Market, and the dividends paid with respect to each share of Heartland common stock:

Calendar Quarter	High	Low	Dividends
2015
First	$33.88	$25.68	$0.10
Second	38.20	32.42	0.10
Third	38.96	34.57	0.10
Fourth	39.45	31.26	0.15
2016
First	$32.44	$25.95	$0.10
Second	35.96	29.58	0.10
Third	37.90	33.50	0.10
Fourth	49.15	35.30	0.20
2017
First (through January 5, 2017)	$48.85	$46.15	—

The timing and amount of future dividends on shares of Heartland common stock will depend upon earnings, cash requirements, the financial condition of Heartland and its subsidiaries, applicable government regulations and other factors deemed relevant by Heartland’s board of directors.
Founders. Founders is not a “reporting company” under federal securities law, and does not file periodic reports with the SEC. Founders common stock is not listed on an exchange, but is thinly traded in the over the counter market or OTC Pink under the symbol “FBCP.”
The following table sets forth, for the calendar quarters indicated, the high and low intraday market prices per share of Founders common stock as quoted on the OTC Pink. Founders has never paid a cash dividend.

Calendar Quarter	High	Low
2015
First	$12.20	$11.75
Second	13.74	12.05
Third	13.25	12.56
Fourth	13.11	12.70
2016
First	$13.15	$12.25
Second	13.90	12.30
Third	13.40	12.32
Fourth	23.50	13.06
2017
First (through January 5, 2017)	$23.01	$23.00

HEARTLAND SELECTED CONSOLIDATED FINANCIAL DATA
The summary selected consolidated financial data of Heartland presented below as of and for each of the years in the three‑year period ended December 31, 2015 are derived from Heartland’s audited historical consolidated financial statements. The summary selected consolidated financial data presented below as of and for the nine‑month periods ended September 30, 2016 and 2015 are derived from Heartland’s unaudited interim consolidated financial statements.
This information is only a summary and should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Heartland’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2015 and its Quarterly Report on Form 10‑Q for the nine months ended September 30, 2016. The historical results presented below or included elsewhere or incorporated by reference into this proxy statement/prospectus are not necessarily indicative of the future performance of Heartland.

	For the Nine Months Ended September 30, (unaudited)		For the Years Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2015	2014	2013
Statement of Income Data
Interest income	$243,702	$195,811	$265,968	$237,042	$199,511
Interest expense	24,196	24,513	31,970	33,969	35,683
Net interest income	219,506	171,298	233,998	203,073	163,828
Provision for loan losses	9,513	10,526	12,697	14,501	9,697
Net interest income after provision for loan losses	209,993	160,772	221,301	188,572	154,131
Noninterest income	89,146	86,304	110,685	82,224	89,618
Noninterest expenses	209,756	185,092	251,046	215,800	196,561
Income taxes	28,196	16,533	20,898	13,096	10,335
Net income	61,187	45,451	60,042	41,900	36,853
Net (income) loss available to noncontrolling interest, net of tax	—	—	—	—	(64)
Net income attributable to Heartland	61,187	45,451	60,042	41,900	36,789
Preferred dividends	(273)	(613)	(817)	(817)	(1,093)
Interest expense on convertible debt	48	—	—	—	—
Net income available to common stockholders	$60,962	$44,838	$59,225	$41,083	$35,696

Per Common Share Data
Net income-diluted	$2.48	$2.16	$2.83	$2.19	$2.04
Cash dividends	$0.30	$0.30	$0.45	$0.40	$0.40
Dividend payout ratio	12.10%	13.89%	15.90%	18.26%	19.61%
Common stockholders’ equity (book value) per share (GAAP)	$28.48	$24.68	$25.92	$22.40	$19.44
Tangible book value per common share (non‑GAAP)(1)	$22.34	$21.20	$20.57	$19.99	$16.90
Weighted average shares outstanding‑diluted	24,580,897	20,751,664	20,929,385	18,741,921	17,460,066
____________________

(1)
Tangible book value per common share is total common stockholders’ equity less goodwill and intangible assets, net, divided by common shares outstanding. This financial measure was not determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), but has been included as it is considered to be a critical metric with which to analyze and evaluate financial condition and capital strength. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See Reconciliation of Tangible Book Value Per Common Share (non‑GAAP) on page 19.

	At and For the Nine Months Ended September 30, (unaudited)		At and For the Years Ended December 31,
(Dollars in thousands)	2016	2015	2015	2014	2013
Balance Sheet Data
Investments	$1,943,080	$1,563,179	$1,878,994	$1,706,953	$1,895,044
Loans held for sale	78,317	102,569	74,783	70,514	46,665
Total loans receivable(1)	5,438,715	4,642,523	5,001,486	3,878,003	3,502,701
Allowance for loan losses	54,653	47,105	48,685	41,449	41,685
Total assets	8,202,215	6,805,884	7,694,754	6,051,812	5,923,716
Total deposits	6,912,693	5,507,237	6,405,823	4,768,022	4,666,499
Long‑term obligations	294,493	302,086	263,214	395,705	350,109
Preferred equity	1,357	81,698	81,698	81,698	81,698
Common stockholders’ equity	703,031	509,311	581,475	414,619	357,762
Earnings Performance Data
Return on average total assets	1.00%	0.91%	0.88%	0.70%	0.70%
Return on average common stockholders’ equity	12.28	12.38	11.92	10.62	10.87
Annualized net interest margin (GAAP)	3.98	3.80	3.80	3.77	3.58
Annualized net interest margin, fully taxable equivalent (non‑GAAP)(2)	4.15	3.96	3.97	3.96	3.78
Asset Quality Ratios
Nonperforming assets to total assets	0.85%	0.76%	0.67%	0.74%	1.23%
Nonperforming loans to total loans	1.06	0.73	0.79	0.65	1.21
Net loan charge-offs to average loans	0.09	0.15	0.12	0.39	0.22
Allowance for loan losses to total loans	1.00	1.01	0.97	1.07	1.19
Allowance for loan losses to nonperforming loans	94.39	139.54	122.77	165.33	98.27
Consolidated Capital Ratios
Average equity to average assets	8.45%	8.57%	8.55%	8.00%	8.09%
Average common equity to average assets	8.15	7.34	7.35	6.60	6.46
Total capital ratio	12.85	13.76	13.74	15.73	14.69
Tier 1 capital ratio	10.79	11.50	11.56	12.95	13.19
Common equity tier 1 capital ratio(3)	8.97	7.99	8.23	—	—
Tier 1 leverage ratio	8.59	9.67	9.58	9.75	9.67
____________________

(1)	Excludes loans held for sale.

(2)
Computed on a fully taxable equivalent basis using an effective tax rate of 35%. Annualized net interest margin, fully taxable equivalent, is a non‑GAAP measure, which adjusts net interest income for the tax‑favored status of certain loans and securities. Management believes this measure enhances the comparability of net interest income arising from taxable and tax‑exempt sources. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See Reconciliation of Annualized Net Interest Margin, Fully Taxable Equivalent (non‑GAAP) on page 19.

(3)	Prior to the adoption of Basel III requirements effective January 1, 2015, the common equity tier 1 capital ratio was not a capital standard required by bank regulatory agencies.

Non-GAAP Financial Measures

	For the Nine Months Ended September 30, (unaudited)		For the Years Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2015	2014	2013
Reconciliation of Tangible Book Value Per Common Share (non-GAAP)
Common stockholders’ equity (GAAP)	$703,031	$509,311	$581,475	$414,619	$357,762
Less goodwill	127,699	56,828	97,852	35,583	35,583
Less other intangible assets, net	23,922	14,937	22,020	8,948	11,171
Tangible common stockholders’ equity (non-GAAP)	$551,410	$437,546	$461,603	$370,088	$311,008
Common shares outstanding	24,681,380	20,637,321	22,435,693	18,511,125	18,399,156
Common stockholders’ equity (book value) per share (GAAP)	$28.48	$24.68	$25.92	$22.40	$19.44
Tangible book value per common share (non-GAAP)	$22.34	$21.20	$20.57	$19.99	$16.90

	For the Nine Months Ended September 30, (unaudited)		For the Years Ended December 31,
(Dollars in thousands)	2016	2015	2015	2014	2013
Reconciliation of Annualized Net Interest Margin, Fully Taxable Equivalent (non-GAAP)
Net interest income (GAAP)	$219,506	$171,298	$233,998	$203,073	$163,828
Plus taxable equivalent adjustment	9,408	7,389	10,216	10,298	9,465
Net interest income-taxable equivalent (non-GAAP)	$228,914	$178,687	$244,214	$213,371	$173,293
Average earning assets	$7,368,856	$6,030,612	$6,152,090	$5,384,275	$4,582,296
Annualized net interest margin (GAAP)	3.98%	3.80%	3.80%	3.77%	3.58%
Annualized net interest margin, fully taxable equivalent (non-GAAP)	4.15%	3.96%	3.97%	3.96%	3.78%

FOUNDERS SELECTED CONSOLIDATED FINANCIAL DATA
The summary selected consolidated financial data of Founders presented below as of and for each of the years in the three‑year period ended December 31, 2015 are derived from Founders’ audited historical consolidated financial statements. The summary selected consolidated financial data presented below as of and for the nine‑month periods ended September 30, 2016 and 2015 are derived from Founders’ unaudited interim consolidated financial statements.
This information is only a summary and should be read in conjunction with Founders’ consolidated financial statements and the notes thereto, which are available from Founders upon request, at and for the years ended December 31, 2015, 2014 and 2013, and at and for the nine‑month periods ended September 30, 2016 and 2015. The historical results presented below are not necessarily indicative of the future performance of Founders.

	At and For the Nine Months Ended September 30, (unaudited)		At and For the Years Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2015	2014	2013
Statement of Income Data
Interest income	$5,457	$5,167	$6,797	$7,325	$6,591
Interest expense	189	201	267	268	272
Net interest income	5,268	4,966	6,530	7,057	6,319
Provision for loan losses	37	(216)	(257)	61	60
Net interest income after provision for loan losses	5,231	5,182	6,787	6,996	6,259
Non-interest income	325	343	476	409	388
Non-interest expense	4,172	3,622	4,790	4,674	4,645
Income before income taxes	1,384	1,903	2,473	2,731	2,002
Provision for income taxes	532	720	934	1,099	860
Net income available to common stockholders	$852	$1,183	$1,539	$1,632	$1,142

Per Common Share Data
Net income - diluted	$0.65	$0.90	$1.17	$1.32	$0.94
Cash dividends	$—	$—	$—	$—	$—
Dividend payout ratio	—%	—%	—%	—%	—%
Common stockholders' equity (book value) per share	$14.42	$13.41	$13.71	$12.70	$11.30

	At and For the Nine Months Ended September 30, (unaudited)		At and For the Years Ended December 31,
(Dollars in thousands)	2016	2015	2015	2014	2013
Balance Sheet Data
Interest bearing deposits and investments	$81,267	$89,837	$85,490	$58,515	$41,574
Total loans and leases receivable	106,614	87,385	97,461	103,747	113,395
Allowance for loan and lease losses	1,527	1,521	1,481	1,736	1,749
Total assets	198,532	186,962	192,172	171,197	160,017
Total deposits	179,992	165,618	161,520	151,796	142,626
Short-term obligations	—	—	9,000	—	—
Common stockholders’ equity	18,322	21,166	21,545	19,228	17,270
Earnings Performance Data
Annualized return on average total assets	0.60%	0.87%	0.84%	0.97%	0.75%
Annualized return on average common stockholders' equity	6.39	7.73	7.44	8.96	6.90
Annualized net interest margin ratio	4.13	3.85	3.75	4.43	4.33
Asset Quality Ratios
Non-performing assets to total assets(1)	—%	—%	—%	—%	0.20%
Nonperforming loans to total loans(2)	—	—	—	—	—
Net charge-offs (recoveries) to average loans (annualized)	(0.01)	—	—	0.07	(0.05)
Allowance for loan losses to total loans	1.43	1.74	1.52	1.67	1.54
Consolidated Capital Ratios
Equity to assets	9.23%	11.32%	11.21%	11.23%	10.79%
Common equity tier 1 capital ratio(3)	14.70	16.19	14.80	—	—
Tier 1 capital ratio	14.70	16.19	14.80	13.90	13.00
Total capital ratio	15.95	17.44	16.00	15.20	14.30
Tier 1 leverage ratio	9.11	8.98	9.10	9.40	9.70
____________________

(1)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in non-accrual status plus other real estate owned.

(2)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in non-accrual status.
(3) Prior to the adoption of Basel III requirements effective January 1, 2015, the common equity tier 1 capital ratio was not a capital standard required by bank regulatory agencies.

RISK FACTORS
By voting in favor of the merger and making a stock election, you will be choosing to invest in Heartland’s common stock. In addition to the information contained elsewhere in this proxy statement/prospectus or incorporated in this proxy statement/prospectus by reference, as a shareholder of Founders, you should carefully consider the following factors in making your decision as to how to vote on the merger.
Risks Relating to the Merger
The merger consideration is subject to adjustment for changes in the adjusted tangible common equity of Founders.
The amount of cash and the number of shares of Heartland common stock that will be issued in the merger may be dependent upon the adjusted tangible common equity of Founders as of the last business day of the month preceding the closing date of the merger, and the aggregate merger consideration is reduced or increased by up to $5.0 million to the extent that the adjusted tangible common equity of Founders is less than $18.3 million or greater than $18.6 million. The adjusted tangible common equity of Founders at September 30, 2016 was approximately $18.3 million. Changes in adjusted tangible common equity may result from ordinary business conditions that impact the interest and non-interest income of Founders, unanticipated transaction expenses, or more general market and economic conditions that impact Founders operations. If the adjusted tangible common equity of Founders declines before the end of the month preceding the closing date, the merger consideration received by Founders shareholders and option holders may be reduced.
Because of the formula for determining the merger consideration, and because the market price of Heartland common stock may fluctuate, a Founders shareholder or option holder cannot be sure of the value of the merger consideration, or the number of shares of Heartland common stock, that he or she will receive.
Upon completion of the merger, shares of Founders common stock will be converted into shares of Heartland common stock, cash, or a combination of shares of Heartland common stock and cash, and each stock option to purchase shares of Founders common stock that is outstanding, vested and unexercised immediately prior to the effective time of the merger will be converted into cash. The total value of the consideration will depend upon Founders’ final adjusted tangible common equity, and the number of shares of Heartland common stock received will further depend upon the volume weighted average closing price of Heartland common stock during the 20 trading day measurement period ending on, and including, the fifth business day prior to the closing date of the merger. Changes in the trading price of Heartland common stock may result from a variety of factors, including, changes in Heartland’s business, operations and prospects, and regulatory actions. When you vote or decide whether to exercise dissenter’s rights, you will not know either the number or the exact value of the shares of Heartland common stock, or the amount of cash, that you will receive in the merger. You are urged to obtain current market quotations for Heartland common stock and to consult with your financial advisors before you vote on the merger or decide to exercise dissenters’ rights.
The interests of Founders management and directors may be different from those of other shareholders.
Management and director interests in the merger may cause them to view the merger proposal differently than you may view it. The board of directors of Founders was aware of these interests at the time it approved the merger.
Heartland and its wholly-owned subsidiary Premier Valley Bank negotiated a new employment agreement with Thomas J. Sherman, the President and Chief Executive Officer of Founders and Founders Community Bank, that would supersede his existing change in control agreement if the merger is completed. Mr. Sherman’s employment agreement provides that Premier Valley Bank will employ Mr. Sherman for a minimum two-year term. The employment agreement provides for a base salary of $200,000, a retention bonus of $200,000 payable in equal monthly installments for 24 months following the completion of the merger, a performance-based bonus of up to 30% of base salary, equity awards from Heartland, severance payments and other benefits. Mr. Sherman will be subject to one-year noncompete and nonsolicitation covenants following termination of his employment.
Mr. Sherman’s existing change in control agreement with Founders Community Bank provides him with the right to receive severance payments if his employment is terminated by Founders Community Bank other than for death, disability, retirement or for “cause,” or by him for “good reason” (as those terms are defined in the change in control agreement) within two years following the consummation of a change in control. The severance payments would be equal to his total accrued compensation from Founders Community Bank during the 24 months prior to termination of employment, including salary, bonus, insurance premiums and employer matching contributions under Founders’ 401(k) plan. Because the change in control agreement will be superseded by Mr. Sherman’s new employment agreement, he will not receive any severance payments under the change in control agreement if the merger is completed.
Mr. Sherman and other members of management hold unvested employee stock options to acquire shares of Founders common stock that will become fully vested upon completion of the merger. However, upon completion of the merger, Founders directors including Mr. Sherman have agreed to terminate stock options that were earned for their board service and that were scheduled to vest on or after April 1, 2017.
Upon completion of the merger, Mr. Sherman and two other Founders directors, J. Todd Mirolla and D. Michael Patrick, will be appointed to the board of Premier Valley Bank.
Mr. Sherman and all other present and former directors and officers of Founders and Founders Community Bank will be entitled to ongoing indemnification rights provided for in the charter documents of the respective entities as of the date of the merger agreement, or as required under applicable law, until the expiration of the applicable statute of limitations. Furthermore, Heartland will pay for a “tail” insurance policy with a claims period of at least six years from and after the effective time of the merger with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. The policy will provide coverage at least as favorable as Founders’ and Founders Community Bank’s existing policies with respect to matters existing or occurring at or prior to the effective time of the merger.
The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the prices of Heartland common stock and the value of Founders common stock to decline.
Consummation of the merger is subject to customary conditions to closing in addition to the receipt of the required regulatory approvals and approval of the Founders shareholders of the merger agreement. If any condition to the merger is not satisfied or waived, the merger will not be completed. In addition, Heartland and Founders may terminate the merger agreement under certain circumstances even if the merger agreement is approved by Founders shareholders, including a situation in which the merger has not been completed on or before June 30, 2017. If the merger is not completed, the trading price of Heartland common stock on the NASDAQ Global Select Market may decline to the extent that the current price reflects a market assumption that the merger will be completed, and the continued operations of Founders may be impaired because of costs, departure of employees and customers, or other dislocation caused by the pending merger. In addition, neither company would realize any of the expected benefits of having completed the merger. For more information on closing conditions to the merger agreement, see “The Merger Agreement-Conditions to Completion of the Merger” beginning on page 54.
The shares of Heartland common stock to be received by Founders shareholders as a result of the merger will have different rights than shares of Founders.
Upon completion of the merger, Founders shareholders may become Heartland stockholders and their rights as stockholders will be governed by the Heartland certificate of incorporation and bylaws and Delaware law. The rights associated with Founders common stock are different from the rights associated with Heartland common stock. See “Comparison of Shareholders’ Rights” beginning on page 61.
Post-Merger Risks
Difficulties in combining the operations of Founders and Heartland may prevent the combined company from achieving the expected benefits from its acquisition.
Heartland may experience difficulty fully achieving the strategic objectives and operating efficiencies it hopes to achieve in the merger. The success of the merger will depend on a number of factors, including Heartland’s ability to:

•	integrate the operations of Founders into Heartland;

•	maintain existing relationships with depositors so as to minimize withdrawals of deposits after the merger;

•	maintain and enhance existing relationships with borrowers;

•	control incremental non-interest expense so as to maintain overall operating efficiencies;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by Founders and in nearby communities.

These factors could contribute to the combined company not achieving the expected benefits from the merger within the desired time frames, if at all.

Heartland, as the surviving company from the merger, and its stockholders, including the former shareholders of Founders, will be subjected to special risks if it effects future acquisitions.
Heartland intends to continue to investigate strategic acquisitions of other banks after the merger. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

•	potential exposure to liabilities of any banks or other businesses acquired;

•	difficulty and expense of integrating the operations and personnel of any banks or other businesses acquired;

•	possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital;

•	potential disruption to Heartland’s business;

•	potential diversion of the time and attention of Heartland’s management; and

•	impairment of relationships with and the possible loss of key employees and customers of any banks or other businesses acquired by Heartland.

FORWARD-LOOKING STATEMENTS
Heartland and Founders have made forward-looking statements in this document (and in documents to which they refer you in this document) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of Heartland’s or Founders' operations or the performance of Heartland or Founders after the merger is completed. When Heartland or Founders use any of the words “believes,” “expects,” “anticipates,” “plans,” “intends,” “estimates,” “may,” “will,” “would,” “could,” “should” or similar expressions, they are making forward-looking statements. Many events or factors could affect the future financial results and performance of Heartland or Founders after the merger and could cause those results or performance to differ materially from those expressed in its forward-looking statements. For Heartland, these risks are described in detail in Heartland’s Annual Report on Form 10‑K, which is incorporated by reference into this proxy statement/prospectus. These risks include, but are not limited to, the following:

•
The strength of the U.S. economy in general and the strength of the local economies in which Heartland or Founders conduct their operations, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of their assets.

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof, and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayment of loans) and the policies of the Federal Reserve Board.

•	Heartland’s or Founders' ability to compete with other financial institutions as effectively as it currently intends due to increases in competitive pressures in the financial services sector.

•	Heartland’s or Founders' ability to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the internet.

•
Technological changes implemented by Heartland, by Founders and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to Heartland, Founders and their customers.

•	Heartland’s or Founders' ability to develop and maintain secure and reliable electronic delivery systems.

•
Heartland’s or Founders' ability to retain key executives and employees, including executives and employees of Founders and Founders Community Bank, and the difficulty that Heartland or Founders may experience in replacing in an effective manner key executives and employees.

•	Consumer spending and saving habits that may change in a manner that adversely affects Heartland’s or Founders' business.

•	Business combinations and the integration of acquired businesses that may be more difficult or expensive than expected.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	Other factors discussed in, or incorporated by reference in, the “Risk Factors” section of this proxy statement/prospectus.

These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.

Any forward-looking earnings estimates included or incorporated by reference in this proxy statement/prospectus have not been examined or compiled by Heartland’s or Founders’ independent public accountants, nor have their accountants applied any procedures to these estimates. Accordingly, neither Heartland’s nor Founders’ accountants express any opinion or any other form of assurance on them. The forward-looking statements included or incorporated by reference in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus, and we undertake no obligation to update any statement in light of new information or future events. Further information concerning Heartland and its business, including additional factors that could materially affect Heartland’s financial results, is included in Heartland’s filings with the SEC. See “Where You Can Find More Information” on page 70.
THE FOUNDERS SPECIAL MEETING
Date, Time and Place
The Founders special meeting will be held at the San Luis Obispo Country Club, 255 Country Club Drive, San Luis Obispo, California, at 10:30 a.m. Pacific time, on Friday, February 17, 2017.
Matters to be Considered
At the Founders special meeting, holders of Founders common stock will be asked to:

•	approve and adopt the merger agreement; and

•	approve the adjournment of the Founders special meeting, if necessary or appropriate, to solicit additional proxies.

Proxies
You should complete and return the proxy form accompanying this document to ensure that your vote is counted at the Founders special meeting, regardless of whether you plan to attend the Founders special meeting. If your shares of Founders common stock are held in nominee or “street name,” you will receive separate voting instructions from your broker or nominee with your proxy materials. You can revoke the proxy at any time before the vote is taken at the Founders special meeting. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Secretary of Founders a written notice of revocation, (ii) delivering to Founders a duly executed proxy bearing a later date, or (iii) attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point you may vote in person). All written notices of revocation and other communications with respect to revocation of proxies in connection with the Founders special meeting should be addressed as follows:
Cindy Magliari
Executive Vice President and Chief Financial Officer
Founders Bancorp
237 Higuera Street
San Luis Obispo, CA 93401

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.
All shares of Founders common stock represented by valid proxies received through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy form. If you make no specification on your proxy form as to how you want your shares of Founders common stock voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.
Solicitation of Proxies
Founders will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Founders will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Founders common stock and secure their voting instructions, if necessary. Founders will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Founders may also use several of its regular employees, who will not be specially compensated, to solicit proxies from holders of Founders common stock, either personally or by telephone, facsimile or letter.
Record Date
The Founders board of directors has fixed the close of business on December 23, 2016 as the record date for determining the holders of Founders common stock entitled to receive notice of and to vote at the Founders special meeting. At that time, 1,270,817 shares of Founders common stock were outstanding. As of such date there were approximately 219 holders of record of common stock. As of the record date, directors and executive officers of Founders had the right to vote 376,153 shares of Founders common stock, representing approximately 29.6% of the shares entitled to vote at the Founders special meeting. All of the executive officers and directors of Founders have agreed to vote their shares in favor of the merger and the merger agreement.
Quorum and Vote Required
The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Founders entitled to vote at the meeting is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present.
Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Founders common stock. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares represented in person or by proxy at the special meeting. You are entitled to one vote for each share of Founders common stock you held as of the record date.
Because the affirmative vote of the holders of a majority of the outstanding shares of Founders common stock is required to approve and adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Founders board of directors urges holders of Founders common stock to complete, date and sign the accompanying proxy form and return it promptly in the enclosed postage-paid envelope.
Abstentions, failures to vote and broker non-votes will have no effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.
Other Business
Founders is not currently aware of any business to be acted upon at the special meeting other than the matters discussed in this document.

THE MERGER
The following discussion contains material information pertaining to the merger. This discussion is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A and is incorporated herein by reference. We encourage you to read and review the merger agreement in its entirety as well as the discussion in this document.
Structure
The merger agreement provides that Founders will be merged with and into Heartland. At the effective time of the merger, shares of Founders common stock outstanding prior to the merger will be converted into the right to receive shares of Heartland common stock, cash, or a combination of shares of Heartland common stock and cash, based on the election of each Founders shareholder, but subject to certain proration procedures. Shares of Founders common stock issued and outstanding immediately prior to the merger will be cancelled and represent only the right to receive this consideration at the effective time of the merger. In addition, each option to purchase shares of Founders common stock that is outstanding, vested and unexercised immediately prior to the effective time will be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment.
Immediately after the effective time of the merger, Founders Community Bank, the wholly-owned banking subsidiary of Founders, will be merged into Premier Valley Bank, Heartland’s wholly-owned banking subsidiary in California. The Founders Community Bank branches will continue to operate under the Founders Community Bank name as a division of Premier Valley Bank.
Background of the Merger
The following chronology summarizes certain key meetings and events that led to Founders entering into the merger agreement. In this process, executives, board members and other representatives of Founders held many conversations, both by telephone and in-person, about possible strategic alternatives to continuing as an independent company. The chronology below covers certain key events leading up to the execution of the merger agreement but does not purport to catalogue every conversation among representatives of Founders and Heartland, or between Founders or Heartland and other parties.

From time to time, the board of directors of Founders has considered strategic opportunities to continue building shareholder value, including acquiring other financial institutions, a merger of equals, or being acquired by a larger financial institution in an effort to better manage, among other things, the increasing regulatory burden and compliance costs and to seek better efficiencies and economies of scale. From time to time, the board has also analyzed Founders’ prospects if the company remained independent, including the need for raising additional capital to support growth initiatives. The Founders board of directors considered the challenges facing the community banking industry, including the need for additional scale in order to offset increasing regulatory expenses, a continued low interest rate environment, and the need to attract and retain talented banking professionals to properly manage the business. The Founders board of directors also considered the benefits of greater liquidity for Founders’ shareholders. In light of the headwinds facing the community banking industry, at its April 2016 meeting, the Founders board of directors authorized Thomas J. Sherman, President and Chief Executive Officer of Founders, to begin exploring the acquisition of Founders by a larger financial institution. Mr. Sherman was authorized to explore such possibilities with the assistance of Davidson, Founders’ financial advisor.
Davidson was aware of Heartland’s desire to continue to expand its California operations, and facilitated an introduction of the two companies. On May 13, 2016, a meeting took place whereby Heartland representatives met with Mr. Sherman and representatives of Davidson in San Luis Obispo, California to discuss the banking environment and learn more about Founders and Heartland, as the case may be. These conversations were informal in nature and did not include any discussion of an acquisition proposal from Heartland, but Heartland representatives did express their potential interest in acquisition discussions with Founders, if and when the Founders board was ready to explore a merger. Heartland and Founders entered into a mutual non-disclosure agreement on May 16, 2016 and agreed for Founders to provide Heartland with select preliminary due diligence information.
On June 16, 2016, a meeting was convened in Fresno, California among Heartland representatives, Mr. Sherman and Davidson representatives for continued due diligence discussions with focus on the financial performance, operations and overall strategy of Founders Community Bank. The parties also discussed Heartland’s decentralized operating model, the potential pro forma operational structure of Founders Community Bank and Premier Valley Bank (with Founders Community Bank retaining its brand name), and what role, if any, would be provided to Mr. Sherman in a combined company. Pricing or transaction structure was not discussed.

On July 15, 2016, Heartland provided a non-binding indication of interest letter to the Founders board of directors. The proposed terms included, among other things, (a) consideration per share of $20.50, or $27.7 million in aggregate, (b) a consideration mixture of 80% stock and 20% cash, (c) a variable exchange ratio with 15% collars, (d) the desire to enter into an employment agreement with Mr. Sherman for a minimum of 2 years, and (e) 60 days of exclusivity.
On July 23, 2016, the Founders board of directors held a special meeting to discuss Heartland’s proposal. At the meeting, Stuart | Moore Attorneys at Law (“Stuart | Moore”), legal counsel for Founders, discussed director duties in a merger context and various procedural steps in the process. The board also activated its M&A Committee, composed of J. Todd Mirolla, Richard H. Porter and Fred Russell, who were all directors of Founders. The M&A Committee was charged with further evaluation of the offer from Heartland and to provide guidance and oversight to Davidson for reaching out to other parties that may have had an interest in merger discussions with Founders. Discussion at the meeting focused on a need to increase the proposed price as well as for any interested party to provide an opportunity for Founders shareholders to choose between a non-taxable stock-for-stock exchange or a taxable cash alternative. The board recognized that the 20% cash portion of the Heartland proposal might be inadequate to satisfy its shareholders' preference for cash.
On July 27, 2016, the Founders board of directors held another special meeting, with Stuart | Moore attending, and reviewed materials prepared by Davidson. The board received a report from the M&A Committee and from Stuart | Moore regarding the discussions with Heartland, the Heartland indication of interest letter and the overall M&A market for community banks. At the meeting, the board authorized Davidson to explore whether there were other possible buyers for Founders.
On August 19, 2016, the M&A Committee and Stuart | Moore met to discuss additional information from Davidson regarding potential buyers of Founders.
On August 23, 2016, Founders executed an engagement letter with Davidson, among other things, to provide advisory services to the Founders board of directors and render a fairness opinion in connection with a proposed transaction, among other things. The Founders’ M&A Committee instructed Davidson to develop a list of other potential parties who might have an interest in acquiring Founders. After reviewing the list of potential parties, the M&A Committee instructed Davidson to begin contacting these parties and to execute non-disclosure agreements (“NDAs”) where appropriate. In late August and early September 2016, Davidson reached out to 24 parties (including Heartland) to discuss interest in a potential acquisition of Founders. There were five parties (in addition to Heartland) that decided to execute an NDA. After executing the NDA, the parties received access to a secure online data room with confidential due diligence information on Founders and its operations. Each of these five parties delivered a non-binding indication of interest letter on or prior to the proposal due date of September 16, 2016.
Also during this period, the M&A Committee, Stuart | Moore and Davidson held a number of discussions concerning comments on Heartland’s written proposal. On September 6, 2016, a list of comments was provided to Heartland by Davidson. On September 14, 2016, Heartland submitted a revised indication of interest letter which included an increased offer of $20.82 per share, or $28.0 million in the aggregate, consisting of 70% stock and 30% cash.
On September 16, 2016, the board of directors held a meeting with representatives of Davidson and Stuart | Moore, at which the Davidson representatives presented the six indications of interest and supporting analysis for the board to review and discuss. In addition to Heartland’s revised proposal of $20.82, the other five indications of interest included prices per share as follows: Party A of $16.27 to $16.91 (provided as a range), Party B of $19.00, Party C of $20.50, Party D of $21.50 and Party E of $21.50 (as revised after Party E was informed that Founders had received offers higher than Party E's initial proposal). Among other topics, the board discussed the different issues to address amongst these proposals, including the price, consideration mix (i.e., liquidity of the stock consideration, the cash components and the taxable nature of a 100% cash transaction), and the acquiror’s execution risk (potential regulatory issues and acquisition experience). The two highest proposals were from Party D and Party E. The proposal from Party D was for $21.50 per share, and a choice between 100% cash consideration or a consideration mix of 50% stock and 50% cash. However, upon analysis, it was determined that Party D’s stock was not widely traded and would not provide as much liquidity as would an investment in Heartland common stock. The proposal from Party E was for $21.50 per share and 100% cash consideration. Thus, both of the proposals of Parties D and E were deemed to be economically equivalent, with each presenting execution risks which appeared higher than Heartland’s as well as the impact of a total taxable transaction to the Founders’ shareholders.
On September 17, 2016, the board of directors held a meeting with Stuart | Moore to continue discussing the six parties who submitted indications of interest. Following the meeting, the board of directors asked Davidson to provide additional analysis on Heartland at the next board meeting and for Stuart | Moore to further discuss with Heartland its willingness to increase its price in light of Mr. Sherman’s decision to forego his change in control payment due under his change in control agreement in the event of a merger.

On September 18, 2016, Stuart | Moore spoke with Heartland’s financial advisor and a representative of Heartland about Heartland’s offer. Heartland indicated a willingness to increase its offer to $21.48 per share in light of Mr. Sherman’s proposed waiver of his change in control payment and if Founders’ transaction expense budget was reduced.
On September 19, 2016, the board of directors held a meeting with Stuart | Moore and representatives of Davidson to continue discussing the Heartland offer and, among other topics, the differences between a fixed versus variable exchange ratio, collars to the exchange ratio, an overview of Heartland’s franchise, and potential next steps if the board were to select one party or multiple parties with which to continue negotiations. The discussion regarding the overview of Heartland’s franchise included a presentation from Davidson representatives to the Founders board, with analysis of Heartland’s financial performance trends, stock market performance, trading valuation compared to peers, historical dividend payments, history of M&A transactions, detail on Heartland’s largest shareholders, and background on the Heartland management team and corporate structure. The Founders board of directors also discussed the available analyst research reports published on Heartland.
The Founders board met again on September 20, 2016. After lengthy discussion and deliberation, the board of directors approved a motion by a unanimous vote to inform Heartland that Founders was prepared to enter into exclusive negotiations if Heartland would increase its offer to $21.71 per share plus an increase of $0.16 per share in exchange for the cancellation of certain stock options held by board members prior to the closing of a merger. Stuart | Moore communicated this position to Heartland on September 20, 2016.
On September 21, 2016, Heartland increased its offer to $21.62 per share. Negotiations were held throughout the day. Ultimately, Heartland increased its offer to $21.87 per share (subject to possible adjustments) and indicated this proposal was its best and final offer.
On September 22, 2016, Heartland presented a revised indication of interest letter which included consideration to Founders shareholders of $21.87 per share, or $29.1 million in aggregate, in the form of 70% stock and 30% cash. The exchange ratio would be variable and determined based on Heartland’s volume weighted average closing price for the 20 trading days ending five business days prior to closing, subject to 15% collars set at the time of executing the definitive agreement. The indication of interest letter also included potential adjustments to the merger consideration payable to Founders shareholders in the following scenarios: (a) the consideration would decrease by the amount by which Founders adjusted tangible common equity at closing was less than $18.3 million, if any, (b) the consideration would increase by the amount by which Founders adjusted tangible common equity at closing was greater than $18.6 million, if any, and (c) the consideration would decrease by the amount by which Founders transaction expenses was greater than $1.6 million, if any. The board of directors met by conference call and reviewed the revised indication of interest letter from Heartland with Stuart | Moore. The board approved the revised offer and authorized the execution of Heartland’s indication of interest letter.
On September 23, 2016, Founders executed the non-binding indication of interest letter with Heartland, which included a 40-day period of exclusivity. The other parties were notified that their offers were not accepted.
On September 26, 2016, Heartland provided Founders with a further due diligence request list, and subsequently, Founders management began uploading additional due diligence information into the online data room for Heartland to review.
Founders received the initial draft of the merger agreement on October 7, 2016. Heartland and Founders exchanged various drafts and negotiated the merger agreement and its ancillary agreements throughout October 2016.
On October 11, 2016, Davidson sent a reverse due diligence request list to Heartland. Heartland began uploading due diligence information into an online data room for the review of Founders, Stuart | Moore and Davidson.
At a Heartland board meeting held on October 18, 2016, the directors received a detailed report from management regarding Founders and Founders Community Bank, including information about their businesses, operations, financial results and condition, and the locations of their banking centers. Management also reviewed the terms on which management proposed that Heartland acquire Founders. After an in-depth discussion of Founders and Founders Community Bank and the proposed terms of the acquisition, the Heartland board concluded that the acquisition of Founders would significantly augment Heartland’s California franchise and was in the best interest of Heartland and its stockholders. Accordingly, the board unanimously gave preliminary approval for Heartland’s acquisition of Founders, and authorized management to continue and complete negotiations regarding the definitive merger agreement with Founders.

On October 20, 2016, Heartland provided Founders and Mr. Sherman the first draft of an employment agreement for Mr. Sherman’s employment by Premier Valley Bank upon closing of the merger. Mr. Sherman and Heartland separately negotiated his employment agreement.
On or about October 24, 2016, management of Heartland distributed a copy of the then-current draft of the merger agreement between Heartland and Founders to the members of the Heartland board of directors. Effective October 26, 2016, the directors by written action unanimously approved the merger, the merger agreement and the transactions contemplated by the merger agreement.
On October 26, 2016, a conference call was held to conduct reverse due diligence, which included participants from Founders, Davidson and Stuart | Moore to ask questions of Heartland. Participants on the call from Heartland’s executive management team included the following officers: Lynn B. Fuller, Chairman and Chief Executive Officer; Bryan R. McKeag, Executive Vice President and Chief Financial Officer; Brian J. Fox, Executive Vice President, Operations; and J. Daniel Patten, Executive Vice President, Finance and Corporate Strategy.
On October 29, 2016, the board of directors of Founders held a special board meeting for purposes of considering the final version of the merger agreement and related ancillary agreements. At that meeting, the Founders board of directors thoroughly discussed and considered the terms and conditions of the merger and the merger agreement. Stuart | Moore again advised the Founders board of directors respecting its duties in connection with the transaction and reviewed the final changes made to the merger agreement and related ancillary agreements. Representatives of Davidson reviewed the financial aspects of the proposed merger, and Davidson rendered an opinion to the Founders board of directors to the effect that, as of October 29, 2016 and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken by Davidson as set forth in its opinion, the consideration to be paid to the holders of the Founders common stock in the transaction was fair, from a financial point of view, to the holders of Founders common stock. After deliberation, the Founders board of directors voted unanimously to approve the merger agreement and the transactions contemplated by the merger agreement, and authorized Founders management to execute the merger agreement.
Later on October 29, 2016, Founders and Heartland executed the merger agreement and all related ancillary agreements. Prior to the opening of the NASDAQ Global Select Market on October 31, 2016, Heartland and Founders issued a joint press release announcing the execution of the merger agreement and the terms of the proposed merger.
Founders’ Reasons for the Merger
After carefully considering all of its options, and cognizant of its fiduciary duty to shareholders, the current competitive and regulatory environment, and a number of other factors discussed in this proxy statement/prospectus, Founders’ board of directors unanimously recommended that Founders shareholders approve the merger agreement, determining that the merger, on the terms provided in the merger agreement, is Founders’ best option to realize reasonable value for its shareholders in today’s challenging and uncertain banking market.
In reaching its conclusion to approve the merger and recommend adoption of the merger agreement to the Founders shareholders, Founders’ board of directors considered an analysis and opinion of Davidson as to the fairness, from a financial point of view, to Founders’ shareholders of the consideration offered by Heartland, and consulted with Founders’ legal counsel Stuart | Moore as to the board’s legal duties and the terms of the merger agreement and ancillary agreements. All material factors considered by the Founders board of directors have been disclosed in this proxy statement/prospectus. In approving the merger agreement, the board of directors of Founders considered a number of factors, including the following, without assigning any specific or relative weights to the factors:

•
the lack of opportunities to expand by acquisition of suitable smaller institutions, or through a merger of equals, on terms as advantageous to Founders shareholders as the proposed merger with Heartland;

•
the current and prospective economic, regulatory and competitive environment facing the financial services industry generally, and Founders in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of increased consolidation and regulatory burdens on relatively smaller financial institutions such as Founders;

•
the advantages of being part of a larger financial institution, such as Heartland, and its banking subsidiary Premier Valley Bank, including the potential for operating efficiencies, the effect of a higher lending limit with respect to Founders Community Bank’s customers, and the generally higher trading multiples of the stock of larger financial institutions;

•	the need for greater liquidity for Founders shareholders;

•
the belief, as of the date of the merger agreement, the merger consideration represents a fair price to Founders shareholders, including the relationship of the merger consideration to the book value of Founders common stock and the earnings of Founders;

•
Heartland’s offer of a mix of cash and Heartland common stock as merger consideration, and the ability of Founders shareholders to elect their preferred form of consideration, subject to the overall limits of 30% of the merger consideration paid to shareholders to be paid in cash and 70% to be in paid in Heartland common stock;

•	the tax-free nature of the exchange of shares of Heartland common stock for shares of Founders common stock, as part of the merger consideration;

•
the value of Heartland common stock, including the liquidity of Heartland common stock given its listing on the NASDAQ Global Select Market and information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, and prospects of Heartland and Premier Valley Bank, including the stability of Heartland’s management team and Heartland’s positive financial performance trends;

•	the terms of the offers competing with Heartland’s offer;

•	the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

•
results that could be expected to be obtained by Founders if it continued to operate independently, and the likely benefits to Founders shareholders of such course, as compared with the value of the merger consideration being offered by Heartland;

•	the impact of succession planning on Founders and Founders Community Bank;

•
the ability of Heartland’s management team to successfully integrate and operate the business of the combined company after the merger, as evidenced by the success of Heartland in completing and integrating previous mergers of community banks;

•	the financial presentation made on October 29, 2016 by representatives of Davidson to the Founders board of directors;

•
the opinion, dated October 29, 2016, of Davidson to the Founders board of directors as to the fairness, as of that date, from a financial point of view, to the holders of Founders common stock of the merger consideration in the proposed merger, as more fully described below under the caption “Opinion of Financial Advisor to Founders;”

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner;

•	the absence of any unrealistic closing conditions based on the financial performance of Founders between signing and closing of the transaction;

•	the anticipated impact on the communities served by Founders Community Bank, and the increased ability to serve the communities and its customer base through a larger branch network;

•	the possible effects of the merger on Founders Community Bank’s employees and customers; and

•	opportunities for advancement available to Founders Community Bank’s employees at a larger financial institution such as Heartland.

The Founders board of directors also considered the potential adverse consequences of the proposed merger, including:

•
the interests of Founders’ and Founders Community Bank’s officers and directors with respect to the merger apart from their interests as holders of Founders common stock, and the risk that these interests might influence their decision with respect to the merger;

•
the merger agreement’s restrictions on Founders’ ability to solicit or engage in discussions or negotiations with third parties, and the effect of a termination fee in favor of Heartland, including the risk that the termination fee might discourage third parties from proposing an alternative transaction that may be more advantageous to Founders’ shareholders;

•
the possibility that the merger and the related integration process could disrupt Founders’ on-going business and result in the loss of customers and the fact that Founders’ officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from Founders’ business, and that Founders will incur substantial transaction costs even if the merger is not consummated;

•	the costs already incurred by Founders in connection with the merger process;

•	the potential reaction of Founders Community Bank’s customers to Heartland and Premier Valley Bank;

•	employee attrition and the potential effect on business and customer relationships;

•
the fact that, while the merger is pending, Founders will be subject to certain limited restrictions on how it conducts business which could delay or prevent Founders from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent;

•
the possible effects on Founders should the parties fail to complete the merger, including the possible effects on the price of Founders common stock, and the associated business and opportunity costs;

•	the risk that Founders cannot meet one or more of the closing conditions that operate in favor of Heartland, and that therefore the merger may not close; and

•
the possible downside risk of Heartland’s stock performance and the risk of price volatility given that Founders does not have the right to terminate the merger if the price of the Heartland common stock falls below a stated price.

Taking into account these potential adverse consequences of the merger, and based on the reasons for the merger stated above, the Founders board of directors believes that the merger is in the best interest of Founders and the Founders shareholders and unanimously recommends that the Founders shareholders vote ‘‘FOR’’ approval of the merger agreement.
Opinion of Financial Advisor to Founders
On August 23, 2016, Founders entered into an engagement letter with Davidson to render financial advisory and investment banking services to Founders. As part of its engagement, Davidson agreed to assist Founders in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Founders and Heartland. Davidson also agreed to provide the Founders board of directors with an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Founders common stock in the proposed merger. Founders engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Founders and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
On October 29, 2016, the Founders board of directors held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Founders board of directors that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the consideration to be paid to the holders of Founders common stock was fair, from a financial point of view, to such holders.
The full text of Davidson’s written opinion, dated October 29, 2016, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Founders’ shareholders are urged to read the opinion in its entirety.
Davidson’s opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Founders board of directors and addresses only the fairness, from a financial point of view, of the consideration to be paid to the holders of Founders common stock in the proposed merger. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of Founders to engage in or proceed with the merger, (ii) the relative merits or effect of the merger as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by Founders or Founders’ board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Founders, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger. Founders and Heartland determined the consideration through the negotiation process. The opinion does not constitute a recommendation to any Founders shareholder as to how such shareholder should vote at the Founders special meeting on the merger or any related matter. The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of Founders’ or Heartland’s officers, directors or employees, or any class of such persons, relative to the merger consideration. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Davidson has reviewed this proxy statement/prospectus and consented to the inclusion of its opinion to the Founders board of directors as Appendix C to this proxy statement/prospectus and to the references to Davidson and its opinion contained herein.
In connection with rendering its opinion, Davidson reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Founders and Heartland, including among other things, the following:

•	a draft of the merger agreement, dated October 27, 2016;

•
certain financial statements and other historical financial and business information about Founders and Heartland made available to Davidson from published sources and/or from the internal records of Founders and Heartland that we deemed relevant;

•
financial projections for Founders for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and an estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Founders;

•
certain publicly available analyst consensus “street estimates” for Heartland for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and an estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Heartland;

•	the current market environment generally and the banking environment in particular;

•	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

•	the market and trading characteristics of public companies and public bank holding companies in particular;

•	the pro forma financial impact of the merger, taking into consideration the amounts and timing of the transaction costs and cost savings;

•	the net present value of Founders with consideration of projected financial results;

•	the net present value of Heartland with consideration of projected financial results;

•	the net present value of Heartland, on a pro forma basis with the pro forma financial impact of the merger, with consideration of projected financial results; and

•
such other financial studies, analyses and investigations and financial, economic and market criteria and other information as Davidson considered relevant, including discussions with management and other representatives and advisors of Founders and Heartland concerning the business, financial condition, results of operations and prospects of Founders and Heartland.

In arriving at its opinion, Davidson has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and Davidson has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Founders or Heartland, nor did Davidson make an independent appraisal or analysis of Founders or Heartland with respect to the merger. In addition, Davidson has not assumed any obligation to conduct, nor has Davidson conducted, any physical inspection of the properties or facilities of Founders or Heartland. Davidson has further relied on the assurances of management of Founders and Heartland that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Davidson did not make an independent evaluation or appraisal of the specific assets or liabilities, including the amount of any fair value adjustments per FASB 141(R). Davidson did not make an independent evaluation of the adequacy of the allowance for loan losses of Founders or Heartland nor has Davidson reviewed any individual credit files relating to Founders or Heartland. Davidson has assumed that the respective allowances for loan losses for both Founders and Heartland are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson has assumed that there has been no material change in Founders’ or Heartland’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Davidson. Davidson has assumed in all respects material to its analysis that Founders and Heartland will remain as going concerns for all periods relevant to its analysis. Davidson has also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Davidson has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. Davidson’s opinion is necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to Founders’ board of directors.
Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.
Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of October 28, 2016, the last trading day prior to the date on which Davidson delivered the fairness opinion letter to the Founders board of directors, and is not necessarily indicative of market conditions after such date.

Summary of Proposal
Davidson reviewed the financial terms of the proposed merger. As described in the merger agreement, each outstanding common share of Founders will be converted into the right to receive the aggregate merger consideration per share at the closing date, which is estimated as $21.87 for purposes of the analysis herein. Founders shareholders can elect to receive the aggregate merger consideration per share in the form of Heartland common stock, cash or a mixture thereof, subject to the election procedures in the merger agreement. For those shares of Founders common stock subject to a stock election, an “exchange ratio” will be calculated prior to the closing date to determine the number of shares of Heartland common stock issued for each share of Founders common stock, which will be the quotient of (i) the aggregate merger consideration per share divided by (ii) the volume weighted average closing price of Heartland common stock during the 20 trading days ending on, and including, the fifth business day prior to the closing of the merger, provided that the average stock price of Heartland is between $31.62 and $42.78. Based upon Heartland’s volume weighted average closing price for the 20 trading days ending on October 27, 2016 of $37.20 and aggregate merger consideration per share of $21.87, Davidson calculated an exchange ratio of 0.5879. The terms and conditions of the merger are more fully described in the merger agreement. Based upon financial information as of or for the 12-month period ended September 30, 2016, Davidson calculated the following transaction ratios:

Transaction Ratios
Transaction Price / Last 12 Months Earnings Per Share	22.4x
Transaction Price / Book Value Per Share	151.7%
Transaction Price / Tangible Book Value Per Share	151.7%
Transaction Price / Last 12 Months Net Income	23.5x
Transaction Price / Book Value (Aggregate)	159.0%
Transaction Price / Tangible Book Value (Aggregate)	159.0%
Tangible Book Premium / Core Deposits (1)	6.61%
Transaction Price / Founders’ Closing Price as of 10/28/2016 (2)	63.6%
Transaction Price / Founders' 20-Day Average Price as of 10/28/2016 (3)	62.1%
____________________

(1)
Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits.

(2)	Based on the closing price per share of Founders common stock of $13.37 as of October 28, 2016.

(3)	Based on the 20-day average price of Founders common stock of $13.49 as of October 28, 2016.

Stock Trading History of Founders and Heartland

Davidson reviewed the history of the reported trading prices and volume of Founders and Heartland common stock and the relationship between the movements in the prices of Founders and Heartland common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the SNL Bank Index and the SNL U.S. Bank Index for banks with $5.0 billion to $10.0 billion in assets.

One Year Stock Performance
	Beginning Index Value on 10/28/2015	Ending Index Value on 10/28/2016
Standard & Poor’s 500 Index	100.0%	101.7%
SNL Bank Index	100.0%	97.4%
SNL U.S. Bank $5B - $10B	100.0%	103.8%
HTLF	100.0%	97.6%
Founders	100.0%	103.6%

Three Year Stock Performance
	Beginning Index Value on 10/28/2013	Ending Index Value on 10/28/2016
Standard & Poor’s 500 Index	100.0%	120.7%
SNL Bank Index	100.0%	117.0%
SNL U.S. Bank $5B - $10B	100.0%	132.5%
HTLF	100.0%	131.6%
Founders	100.0%	130.4%

Founders Comparable Companies Analysis
Davidson used publicly available information to compare selected financial and market trading information for Founders and a group of 9 financial institutions selected by Davidson which: (i) were banks with common stock listed on the over-the-counter markets; (ii) were headquartered in Ventura, San Luis Obispo, Santa Barbara, Kern, Monterey, Fresno, Tulare and Santa Cruz counties; and (iii) had assets between $100.0 million and $600.0 million. The 9 financial institutions were as follows:

Santa Cruz County Bank Valley Republic Bancorp Mission Bancorp American Riviera Bank Communities First Financial Corp.	Suncrest Bank OCB Bancorp Community Bank of Santa Maria Lighthouse Bank
Does not reflect impact from pending acquisitions or acquisitions closed after October 28, 2016

The analysis compared publicly available financial and market trading information for Founders as of and for the three-month period ended June 30, 2016, which was the most recent information publicly available, and the data for the nine financial institutions identified for the most recent period publicly available. The table below compares the data for Founders and the data for the nine financial institutions identified above, with pricing data as of October 28, 2016.

Financial Condition and Performance
		Comparable Companies
	Founders	Median	Average	Minimum	Maximum
Total Assets (in millions)	$187.5	$333.5	$385.9	$209.1	$578.2
Non-Performing Assets / Total Assets	—%	0.10%	0.34%	—%	1.41%
Tangible Common Equity Ratio	9.56%	9.07%	9.66%	6.57%	14.13%
Loan / Deposit Ratio	61.80%	79.90%	81.70%	60.40%	102.40%
Net Interest Margin (Most Recent Quarter)	3.95%	4.02%	4.15%	3.22%	4.84%
Efficiency Ratio (Most Recent Quarter)	77.80%	57.90%	62.60%	51.80%	83.50%
Return on Average Tangible Common Equity (Most Recent Quarter)	5.35%	9.48%	9.24%	4.37%	13.50%
Return on Average Assets (Most Recent Quarter)	0.50%	0.89%	0.89%	0.40%	1.26%

Market Performance Multiples
		Comparable Companies
	Founders	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$17.0	$40.0	$40.5	$15.6	$66.4
Price / Tangible Book Value Per Share	94.5%	106.5%	109.5%	93.1%	135.2%
Price / LTM Earnings Per Share	11.6x	14.6x	15.2x	10.4x	24.3x

Heartland Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for Heartland and a group of 20 financial institutions selected by Davidson which: (i) were banks with common stock listed on

NASDAQ or NYSE; (ii) were headquartered in the Central and Western United States; and (iii) had assets between $2.5 billion and $25.0 billion. These 20 financial institutions were as follows:

UMB Financial Corporation
MB Financial, Inc.
Western Alliance Bancorporation
Old National Bancorp
First Midwest Bancorp, Inc.
Great Western Bancorp, Inc.
Banner Corporation
Columbia Banking System, Inc.
Glacier Bancorp, Inc.
First Interstate BancSystem, Inc.

First Merchants Corporation
First Busey Corporation
1st Source Corporation
Lakeland Financial Corporation
MainSource Financial Group, Inc.
Enterprise Financial Services Corp
Heritage Financial Corporation
CoBiz Financial Inc.
MidWestOne Financial Group, Inc.
QCR Holdings, Inc.

The analysis compared publicly available financial and market trading information for Heartland as of and for the three-month period ended June 30, 2016, which was the most recent information publicly available, and the data for the 20 financial institutions identified above for the most recent period publicly available. The table below compares the data for Heartland and the data for the comparable companies, with pricing data as of October 28, 2016. The 2016 and 2017 Earnings Per Share estimates used in the table below were based on average FactSet Research Systems, Inc. consensus earnings estimates for Heartland and the 20 financial institutions identified above.

Financial Condition and Performance
		Comparable Companies
	Heartland	Median	Average	Minimum	Maximum
Total Assets (in millions)	$8,204.4	$7,998.1	$8,756.2	$3,002.2	$19,726.1
Non-Performing Assets / Total Assets	0.79%	0.64%	0.74%	0.40%	1.38%
Tangible Common Equity Ratio	6.60%	8.99%	9.08%	7.59%	11.03%
Loan / Deposit Ratio	80.20%	88.00%	86.20%	66.90%	98.70%
Net Interest Margin (Most Recent Quarter)	4.12%	3.73%	3.74%	2.87%	4.55%
Return on Average Tangible Common Equity (Most Recent Quarter)	16.88%	13.07%	12.83%	9.23%	17.62%
Return on Average Assets (Most Recent Quarter)	1.02%	1.16%	1.12%	0.64%	1.58%

Market Performance Multiples
		Comparable Companies
	Heartland	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$923.1	$1,277.5	$1,463.9	$343.9	$3,926.5
Price / Tangible Book Value Per Share	172.8%	179.3%	184.9%	143.6%	252.7%
Price / LTM Earnings Per Share	12.4x	15.7x	16.4x	12.5x	22.0x
Price / 2016 Est. Earnings Per Share (1)	12.1x	15.2x	15.7x	13.9x	19.3x
Price / 2017 Est. Earnings Per Share (1)	12.1x	13.8x	14.3x	11.5x	17.7x
____________________
(1) Earnings per share estimates based on average FactSet Research Systems, Inc. consensus earnings estimates

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “California Transactions,” (2) “Nationwide Transactions,” and (3) “Nationwide Stock Transactions.”

“California Transactions” included 21 transactions where:

•	the transaction was announced between January 1, 2015 and October 28, 2016;

•	the transaction involved banks headquartered in California;

•	the selling company’s total assets were less than $1.0 billion; and

•	the transaction was not a merger of equals.

“Nationwide Transactions” included 19 transactions where:

•	the transaction was announced between January 1, 2016 and October 28, 2016;

•	the transaction involved banks headquartered nationwide;

•	the selling company’s total assets were between $150.0 million and $300.0 million; and

•	the transaction was not a merger of equals.

“Nationwide Stock Transactions” included 20 transactions where:

•	the transaction was announced between January 1, 2016 and October 28, 2016;

•	the transaction involved banks headquartered nationwide;

•	the selling company’s total assets were between $150.0 million and $500.0 million;

•	the transaction was not a merger of equals; and

•	the stock consideration was greater than 60% of the merger consideration.

The following tables set forth the transactions included in “California Transactions,” “Nationwide Transactions,” and “Nationwide Stock Transactions,” and are sorted by announcement date:

California Transactions
Announcement Date	Acquirer	Target
9/22/2016* 9/02/2016* 9/01/2016* 6/08/2016* 4/29/2016 3/10/2016 1/13/2016 1/04/2016 12/17/2015 11/10/2015 10/14/2015 10/01/2015 9/28/2015 9/18/2015 8/27/2015 7/27/2015 7/15/2015 6/22/2015 5/29/2015 5/14/2015 4/23/2015
CVB Financial Corp.
Suncrest Bank
AltaPacific Bancorp
Farmers & Merchants Bancorp
Central Valley Community Bancorp
Midland Financial Co.
Beneficial State Foundation
Sierra Bancorp
Pacific Commerce Bancorp
RBB Bancorp
CVB Financial Corp.
Pacific Premier Bancorp, Inc.
HomeStreet, Inc.
California Bank of Commerce
Oak Valley Bancorp
Suncrest Bank
American Riviera Bank
PBB Bancorp
Heartland Financial USA, Inc.
FNB Bancorp
Heritage Commerce Corp

Valley Commerce Bancorp
Security First Bank
Commerce Bank of Temecula Valley
Delta National Bancorp
Sierra Vista Bank
1st Century Bancshares, Inc.
Pan American Bank
Coast Bancorp
ProAmérica Bank
TFC Holding Company
County Commerce Bank
Security California Bancorp
Orange County Business Bank
Pan Pacific Bank
Mother Lode Bank
Sutter Community Bank
Bank of Santa Barbara
First Mountain Bank
Premier Valley Bank
America California Bank
Focus Business Bank

____________________
*Indicates the transaction was pending as of October 28, 2016

Nationwide Transactions
Announcement Date	Acquirer	Target
10/20/2016* 10/14/2016* 8/31/2016* 8/24/2016* 7/29/2016* 7/20/2016* 7/14/2016 7/06/2016* 7/01/2016* 5/24/2016 4/29/2016 4/06/2016 3/24/2016* 3/17/2016* 3/14/2016 2/18/2016 2/16/2016 2/16/2016 1/13/2016
Independent Bank Corp.
First Bancshares, Inc.
National Commerce Corporation
Stonegate Bank
Monona Bankshares, Inc.
Arbor Bancorp, Inc.
OakStar Bancshares, Inc.
Wintrust Financial Corporation
Pinnacle Financial Corporation
RCB Holding Company, Inc.
Central Valley Community Bancorp
First Interstate BancSystem, Inc.
Fentura Financial, Inc.
Independent Bank Corp.
Stupp Bros., Inc.
Lakeland Bancorp, Inc.
State Bank Corp.
Citizens Community Bancorp, Inc.
Beneficial State Foundation

Island Bancorp, Inc.
Iberville Bank
Private Bancshares, Inc.
Insignia Bank
MCB Bankshares, Inc.
Birmingham Bloomfield Bancshares, Inc.
Bancshares of Urbana, Inc.
First Community Financial Corporation
Independence Bank of Georgia
Cornerstone Alliance, Ltd.
Sierra Vista Bank
Flathead Bank of Bigfork, Montana
Community Bancorp, Inc.
New England Bancorp, Inc.
Bremen Bancorp, Inc.
Harmony Bank
Country Bank
Community Bank of Northern Wisconsin
Pan American Bank

____________________
*Indicates the transaction was pending as of October 28, 2016

Nationwide Stock Transactions
Announcement Date	Acquirer	Target
10/20/2016* 10/14/2016* 8/31/2016* 8/24/2016* 8/23/2016* 7/29/2016* 7/14/2016* 6/09/2016 6/08/2016* 6/01/2016* 5/10/2016* 4/26/2016 4/26/2016 3/31/2016 3/17/2016* 2/18/2016 2/05/2016 1/07/2016 1/06/2016 1/04/2016
Independent Bank Corp.
First Bancshares, Inc.
National Commerce Corporation
Stonegate Bank
First Defiance Financial Corp.
Monona Bankshares, Inc.
Equity Bancshares, Inc.
Byline Bancorp, Inc.
Farmers & Merchants Bancorp
Summit Financial Group, Inc.
Sunshine Bancorp, Inc.
Cascade Bancorp
Pacific Continental Corporation
Blue Ridge Bankshares, Inc.
Independent Bank Corp.
Lakeland Bancorp, Inc.
Horizon Bancorp
Ohio Valley Banc Corp.
Carolina Financial Corporation
Sierra Bancorp

Island Bancorp, Inc.
Gulf Coast Community Bank
Private Bancshares, Inc.
Insignia Bank
Commercial Bancshares, Inc.
MCB Bankshares, Inc.
Community First Bancshares, Inc.
Ridgestone Financial Services, Inc.
Delta National Bancorp
First Century Bankshares, Inc.
FBC Bancorp, Inc.
Prime Pacific Financial Services
Foundation Bancorp, Inc.
River Bancorp, Inc.
New England Bancorp, Inc.
Harmony Bank
Kosciusko Financial, Inc.
Milton Bancorp, Inc.
Congaree Bancshares, Inc.
Coast Bancorp

____________________
*Indicates the transaction was pending as of October 28, 2016

For each transaction referred to above, Davidson compared, among other things, the following implied ratios:

•	transaction price compared to net income for the last 12 months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	transaction price compared to tangible book value per share, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	tangible book premium to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction; and

•	transaction price per share compared to the closing stock price of the target company for the day prior to the announcement of the transaction.

As illustrated in the following table, Davidson compared the proposed merger multiples to the multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the data for the comparable transaction groups as of the last 12 months ended prior to the transaction announcement and Founders data for the last 12 months ended September 30, 2016.

Financial Condition and Performance
		California				Nationwide				Nationwide Stock Deals
	Founders	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$198.4	$164.6	$260.3	$66.3	$732.0	$205.5	$221.3	$152.5	$295.1	$254.4	$249.0	$106.0	$475.2
Return on Average Assets (Last 12 Months)	0.70%	0.39%	1.06%	(0.32)%	5.36%	0.68%	0.70%	(0.10)%	1.57%	0.82%	1.06%	(0.46)%	5.36%
Return on Average Equity (Last 12 Months)	7.80%	4.04%	13.44%	(4.26)%	158.48%	6.27%	6.70%	(0.39)%	12.43%	8.51%	15.10%	(5.16)%	158.48%
Tangible Common Equity Ratio	9.21%	10.64%	11.60%	6.00%	23.99%	10.15%	10.95%	6.48%	22.34%	9.83%	9.59%	4.34%	13.38%
Efficiency Ratio (Last 12 Months)	70.80%	79.90%	82.70%	54.70%	133.80%	72.20%	73.00%	57.40%	89.60%	75.40%	78.30%	55.50%	133.80%
Non-Performing Assets / Total Assets	—%	0.65%	1.73%	—%	7.30%	1.16%	1.80%	—%	5.56%	1.65%	2.77%	—%	16.58%

Transaction Multiples
		California				Nationwide				Nationwide Stock Deals
	Founders	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Transaction Price / Last 12 Months Net Income	23.5x	13.3x	16.6x	11.5x	23.3x	17.7x	17.2x	8.8x	27.2x	14.4x	15.0x	8.3x	23.7x
Transaction Price / Tangible Book Value, Aggregate	159.0%	133.5%	136.3%	101.2%	192.3%	130.2%	132.8%	88.6%	223.2%	133.3%	136.5%	40.6%	223.2%
Transaction Price / Tangible Book Value Per Share	151.7%	128.1%	133.6%	101.2%	178.4%	125.4%	128.8%	88.8%	177.0%	131.5%	133.2%	40.6%	181.7%
Tangible Book Premium / Core Deposits (1)	6.61%	5.91%	5.45%	0.26%	14.02%	3.96%	4.12%	-1.64%	13.95%	4.57%	5.51%	-3.60%	20.96%
One-Day Market Premium (2)	63.6%	50.4%	55.3%	8.8%	141.1%	58.7%	61.6%	24.9%	108.1%	42.1%	55.0%	12.7%	141.1%
____________________

(1)
Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

(2)	Based on the closing price per share of Founders common stock of $13.37 as of October 28, 2016

Net Present Value Analysis for Founders
Davidson performed an analysis that estimated the net present value per share of Founders common stock under various circumstances. The analysis assumed: (i) Founders performed in accordance with management’s financial forecasts for the years ending December 31, 2016, December 31, 2017 and December 31, 2018; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Founders management. To approximate the terminal value of Founders common stock at December 31, 2021, Davidson applied price to earnings multiples of 13.0x to 20.0x and multiples of tangible book value ranging from 130.0% to 200.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Founders common stock. In evaluating the discount rate, Davidson used the capital asset pricing model.
At the October 29, 2016 Founders board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Founders common stock of $13.25 to $27.02 when applying the price to earnings multiples to the financial forecasts and $14.45 to $29.46 when applying the multiples of tangible book value to the financial forecasts.
Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
9.00%	$17.57	$18.92	$20.27	$21.62	$22.97	$24.32	$25.67	$27.02
10.00%	16.74	18.03	19.32	20.61	21.89	23.18	24.47	25.76
11.00%	15.96	17.19	18.42	19.65	20.88	22.10	23.33	24.56
12.00%	15.23	16.40	17.57	18.74	19.92	21.09	22.26	23.43
13.00%	14.53	15.65	16.77	17.89	19.01	20.12	21.24	22.36
14.00%	13.88	14.94	16.01	17.08	18.15	19.21	20.28	21.35
15.00%	13.25	14.27	15.29	16.31	17.33	18.35	19.37	20.39

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	130%	140%	150%	160%	170%	180%	190%	200%
9.00%	$19.15	$20.62	$22.09	$23.57	$25.04	$26.51	$27.99	$29.46
10.00%	18.25	19.65	21.06	22.46	23.87	25.27	26.67	28.08
11.00%	17.40	18.74	20.08	21.42	22.76	24.10	25.44	26.77
12.00%	16.60	17.88	19.16	20.43	21.71	22.99	24.26	25.54
13.00%	15.84	17.06	18.28	19.50	20.72	21.94	23.16	24.38
14.00%	15.13	16.29	17.45	18.62	19.78	20.95	22.11	23.27
15.00%	14.45	15.56	16.67	17.78	18.89	20.01	21.12	22.23

Davidson also considered and discussed with the Founders board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Founders estimated earnings per share in 2021 varied from 20% above projections to 20% below projections. This analysis resulted in the following range of per share values for Founders common stock, using the same price to earnings multiples of 13.0x to 20.0x and a discount rate of 12.00%.

	Earnings Per Share Multiple
Variance to 2021 EPS	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
20.00%	$18.28	$19.68	$21.09	$22.49	$23.90	$25.30	$26.71	$28.12
15.00%	17.51	18.86	20.21	21.56	22.90	24.25	25.60	26.94
10.00%	16.75	18.04	19.33	20.62	21.91	23.20	24.48	25.77
5.00%	15.99	17.22	18.45	19.68	20.91	22.14	23.37	24.60
0.00%	15.23	16.40	17.57	18.74	19.92	21.09	22.26	23.43
-5.00%	14.47	15.58	16.69	17.81	18.92	20.03	21.15	22.26
-10.00%	13.71	14.76	15.82	16.87	17.92	18.98	20.03	21.09
-15.00%	12.95	13.94	14.94	15.93	16.93	17.92	18.92	19.92
-20.00%	12.18	13.12	14.06	15.00	15.93	16.87	17.81	18.74

Net Present Value Analysis for Heartland
Davidson performed an analysis that estimated the net present value per share of Heartland common stock under various circumstances. The analysis assumed: (i) Heartland performed in accordance with average FactSet Research Systems, Inc. consensus earnings estimates for the years ending December 31, 2016, December 31, 2017 and December 31, 2018, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heartland management. To approximate the terminal value of Heartland common stock at December 31, 2021, Davidson applied price to earnings multiples of 11.0x to 18.0x and multiples of tangible book value ranging from 130.0% to 200.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.00% to 12.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heartland’s common stock. In evaluating the discount rate, Davidson used the capital asset pricing model.
At the October 29, 2016 Founders board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heartland common stock of $27.57 to $53.31 when applying the price to earnings multiples to the financial forecasts and $30.33 to $55.36 when applying the multiples of tangible book value to the financial forecasts.
Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
8.00%	$33.22	$36.09	$38.96	$41.83	$44.70	$47.57	$50.44	$53.31
9.00%	31.69	34.42	37.16	39.89	42.62	45.36	48.09	50.82
10.00%	30.24	32.84	35.45	38.05	40.66	43.26	45.87	48.47
11.00%	28.87	31.35	33.83	36.32	38.80	41.29	43.77	46.26
12.00%	27.57	29.94	32.31	34.68	37.05	39.42	41.79	44.16

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	130%	140%	150%	160%	170%	180%	190%	200%
8.00%	$36.57	$39.25	$41.94	$44.62	$47.30	$49.99	$52.67	$55.36
9.00%	34.87	37.43	39.99	42.55	45.10	47.66	50.22	52.78
10.00%	33.27	35.71	38.15	40.59	43.02	45.46	47.90	50.34
11.00%	31.76	34.08	36.41	38.73	41.06	43.38	45.71	48.03
12.00%	30.33	32.55	34.76	36.98	39.20	41.42	43.64	45.85

Davidson also considered and discussed with the Founders board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Heartland estimated earnings per share in 2021 varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Heartland common stock, using the same price to earnings multiples of 11.0x to 18.0x and a discount rate of 10.00%.

	Earnings Per Share Multiple
Variance to 2021 EPS	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
20.00%	$35.97	$39.10	$42.22	$45.35	$48.47	$51.60	$54.73	$57.85
15.00%	34.54	37.53	40.53	43.52	46.52	49.52	52.51	55.51
10.00%	33.10	35.97	38.83	41.70	44.57	47.43	50.30	53.16
5.00%	31.67	34.41	37.14	39.88	42.61	45.35	48.08	50.82
0.00%	30.24	32.84	35.45	38.05	40.66	43.26	45.87	48.47
-5.00%	28.80	31.28	33.75	36.23	38.70	41.18	43.65	46.13
-10.00%	27.37	29.72	32.06	34.41	36.75	39.10	41.44	43.78
-15.00%	25.94	28.15	30.37	32.58	34.80	37.01	39.23	41.44
-20.00%	24.51	26.59	28.67	30.76	32.84	34.93	37.01	39.10

Net Present Value Analysis for Pro Forma Heartland
Davidson performed an analysis that estimated the net present value per share of Founders common stock under various circumstances, including the impact of the merger with Heartland. The analysis assumed (i) Heartland performed in accordance with average FactSet Research Systems, Inc. consensus earnings estimates for the years ending December 31, 2016, December 31, 2017 and December 31, 2018, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heartland management; and (iii) the pro forma financial impact of the merger between Heartland and Founders including the cost savings estimates, purchase accounting adjustments and transaction expenses, as discussed with and confirmed by Heartland management. The analysis assumed (i) Founders performed in accordance with management’s financial forecasts for the years ending December 31, 2016, December 31, 2017 and December 31, 2018, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Founders management. To approximate the terminal value of Heartland common stock at December 31, 2021, Davidson applied price to earnings multiples of 11.0x to 18.0x and multiples of tangible book value ranging from 130.0% to 200.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.00% to 12.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heartland common stock. In evaluating the discount rate, Davidson used the capital asset pricing model.
At the October 29, 2016 Founders board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
As illustrated in the following tables, the analysis indicates an imputed range of values per share of Founders common stock, after adjusting for the exchange ratio, of $16.39 to $31.75 when applying the price to earnings multiples to the financial forecasts and $17.80 to $32.54 when applying the multiples of tangible book value to the financial forecasts.
Earnings Per Share Multiples

	Earnings Per Multiple Share
Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
8.00%	$19.76	$21.48	$23.19	$24.90	$26.61	$28.33	$30.04	$31.75
9.00%	18.85	20.48	22.11	23.74	25.37	27.01	28.64	30.27
10.00%	17.98	19.54	21.09	22.65	24.20	25.76	27.31	28.87
11.00%	17.16	18.64	20.13	21.61	23.09	24.58	26.06	27.54
12.00%	16.39	17.80	19.22	20.63	22.05	23.46	24.88	26.29

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	130%	140%	150%	160%	170%	180%	190%	200%
8.00%	$21.47	$23.05	$24.63	$26.22	$27.80	$29.38	$30.96	$32.54
9.00%	20.48	21.98	23.49	24.99	26.50	28.01	29.51	31.02
10.00%	19.53	20.97	22.40	23.84	25.28	26.71	28.15	29.58
11.00%	18.64	20.01	21.38	22.75	24.12	25.49	26.86	28.23
12.00%	17.80	19.11	20.41	21.72	23.02	24.33	25.64	26.94

Davidson also considered and discussed with the Founders board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Founders’ pro forma estimated earnings per share in 2021 varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Founders common stock, after adjusting for the exchange ratio, using the same price to earnings multiples of 11.0x to 18.0x, and using a discount rate of 10.00%.

	Earnings Per Share Multiple
Variance to 2021 EPS	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
20.00%	$21.40	$23.27	$25.13	$27.00	$28.87	$30.73	$32.60	$34.47
15.00%	20.55	22.33	24.12	25.91	27.70	29.49	31.28	33.07
10.00%	19.69	21.40	23.11	24.82	26.53	28.25	29.96	31.67
5.00%	18.84	20.47	22.10	23.73	25.37	27.00	28.63	30.27
0.00%	17.98	19.54	21.09	22.65	24.20	25.76	27.31	28.87
-5.00%	17.12	18.60	20.08	21.56	23.03	24.51	25.99	27.47
-10.00%	16.27	17.67	19.07	20.47	21.87	23.27	24.67	26.07
-15.00%	15.41	16.74	18.06	19.38	20.70	22.02	23.35	24.67
-20.00%	14.56	15.80	17.05	18.29	19.54	20.78	22.02	23.27

Financial Impact Analysis
Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Founders and Heartland. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Heartland. In the course of this analysis, Davidson used the financial forecast for Founders for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 as discussed with and confirmed by Founders management, and used the average FactSet Research Systems, Inc. consensus earnings estimates for Heartland for the years ending December 31, 2016, December 31, 2017 and December 31, 2018. This analysis indicated that the merger is expected to be accretive to Heartland’s estimated earnings per share beginning in 2017, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Heartland and that Heartland would maintain capital ratios in excess of those required for Heartland to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Founders and Heartland prior to and following the merger will vary from the projected results, and the variations may be material.
Davidson prepared its analyses for purposes of providing its opinion to the Founders board of directors as to the fairness, from a financial point of view, to Founders of the consideration to be paid to the holders of the Founders common stock in the proposed merger and to assist the Founders board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Founders, Heartland or Davidson nor any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by the Founders board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Founders or management with respect to the merger or the merger consideration.
Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Founders in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Founders, Heartland and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Founders and Heartland for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Founders selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated August 23, 2016, Founders engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Founders agreed to pay Davidson a cash fee of $75,000 concurrently with the rendering of its opinion. Founders will pay to Davidson at the time of closing of the merger a contingent cash fee equal to $250,000. Founders has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.
Please be advised that during the two years preceding the date of this letter, neither Davidson nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Founders or Heartland.
Founders’ Management and Directors Have Interests in the Merger

In considering the recommendation of Founders’ board of directors to approve the merger agreement, you should be aware that Founders’ management has interests in the merger and has arrangements that are different from, or in addition to, those of Founders shareholders generally. Founders’ board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Founders shareholders vote in favor of the merger agreement.
Heartland and its wholly-owned subsidiary Premier Valley Bank negotiated a new employment agreement with Thomas J. Sherman, the President and Chief Executive Officer of Founders and Founders Community Bank, that would supersede his existing change in control agreement if the merger is completed. Mr. Sherman’s employment agreement provides that Premier Valley Bank will employ Mr. Sherman for a minimum two-year term. The employment agreement provides for a base salary of $200,000, a retention bonus of $200,000 payable in equal monthly installments for 24 months following the completion of the merger, a performance-based bonus of up to 30% of base salary, equity awards from Heartland, severance payments and other benefits. Mr. Sherman will be subject to one-year noncompete and nonsolicitation covenants following termination of his employment.
Mr. Sherman’s existing change in control agreement with Founders Community Bank provides him with the right to receive severance payments if his employment is terminated by Founders Community Bank other than for death, disability, retirement or for “cause,” or by him for “good reason” (as those terms are defined in the change in control agreement) within two years following the consummation of a change in control. The severance payments would be equal to his total accrued compensation from Founders Community Bank during the 24 months prior to termination of employment, including salary, bonus, insurance premiums and employer matching contributions under Founders’ 401(k) plan. Because the change in control agreement will be superseded by Mr. Sherman’s new employment agreement, he will not receive any severance payments under the change in control agreement if the merger is completed.
Mr. Sherman and other members of management hold unvested employee stock options to acquire shares of Founders common stock that will become fully vested upon completion of the merger. However, upon completion of the merger, Founders directors including Mr. Sherman have agreed to terminate stock options that were earned for their board service and that were scheduled to vest on or after April 1, 2017.
Upon completion of the merger, Mr. Sherman and two other Founders directors, J. Todd Mirolla and D. Michael Patrick, will be appointed to the board of Premier Valley Bank.

Mr. Sherman and all other present and former directors and officers of Founders and Founders Community Bank will be entitled to ongoing indemnification rights provided for in the charter documents of the respective entities as of the date of the merger agreement, or as required under applicable law, until the expiration of the applicable statute of limitations. Furthermore, Heartland will pay for a “tail” insurance policy with a claims period of at least six years from and after the effective time of the merger with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. The policy will provide coverage at least as favorable as Founders’ and Founders Community Bank’s existing policies with respect to matters existing or occurring at or prior to the effective time of the merger.
Regulatory Matters
General. Heartland and Founders have agreed to use all reasonable efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals require applications with the FDIC under the Bank Merger Act and with the Division of Financial Institutions of the California Department of Business Oversight under the California Financial Code. Heartland and Founders have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.
Under Section 225.12(d)(2) of the Federal Reserve Board’s regulations (12 C.F.R. 225.12(d)(2)), the prior approval of the Federal Reserve Board is not required in connection with the acquisition by a bank holding company of another bank holding company if the subsidiary banks of both bank holding companies are merged with each other simultaneously with the holding company acquisition. In addition, the bank to be acquired may not be operated by the acquiring bank holding company as a separate entity. The transaction must also satisfy certain other requirements, including that the bank merger require the prior approval of a federal supervisory agency under the Bank Merger Act. We believe that the transactions contemplated by the merger agreement satisfy the requirements of Section 225.12(d)(2), and have filed a required notification with the Federal Reserve Board seeking the waiver contemplated by Section 225.12(d)(2) from an application under the Bank Holding Company Act.
We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional government approvals or actions are required, those approvals or actions will be sought.
Timing. A transaction approved pursuant to the Bank Holding Company Act or the Bank Merger Act may not be completed until 30 days after approval is received, during which time the Antitrust Division of the U.S. Department of Justice may challenge the merger. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the consent of the Antitrust Division, the waiting period may be reduced to no less than 15 days.
Heartland and Founders believe that neither the merger, nor the merger of their bank subsidiaries, raises significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that could reasonably be expected to have a material adverse effect on Founders or Heartland. However, we cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.
Material United States Federal Income Tax Consequences of the Merger
General
The following discussion describes the material United States federal income tax consequences of the merger to U.S. holders of Founders common stock who exchange shares of Founders common stock for shares of Heartland common stock, cash, or a combination of shares of Heartland common stock and cash pursuant to the merger. For purposes of this discussion, a “U.S. holder” is a beneficial owner of Founders common stock that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•
a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Founders common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A Founders shareholder which is a partnership should consult its tax advisor concerning the tax consequences of the merger.
Founders shareholders that are not U.S. holders may have different tax consequences than those described below, and are urged to consult their tax advisors about the tax treatment of the merger to them under U.S. and non-U.S. laws.
This discussion addresses only those Founders shareholders that hold their Founders common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular Founders shareholders in light of their individual circumstances or to Founders shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to- market method of accounting;

•	persons owning 5% or more of Founders common stock or that are affiliates of Founders;

•	persons that hold Founders common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of Founders common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax.
The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder, and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.
The obligation of Founders to complete the merger is conditioned upon the receipt of an opinion from Founders’ special tax counsel, Katten Muchin Rosenman LLP, that for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Founders does not currently intend to waive this opinion condition to its obligation to complete the merger.
The following discussion, subject to the limitations and qualifications described herein, constitutes the opinion of Katten Muchin Rosenman LLP as to the material U.S. federal income tax consequences of the merger applicable to a U.S. holder of Founders common stock that exchanges Founders common stock in the merger, to the extent such discussion sets forth statements of U.S. federal income tax law or legal conclusions with respect thereto. The opinion of counsel does not address any state, local or foreign tax consequences of the merger. It is based on certain assumptions and representations as to factual matters by Heartland and Founders, and cannot be relied upon if any of the assumptions or representations are inaccurate as of the date hereof or the effective time of the merger. In addition, the opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. The opinion of counsel is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service or a court will not take a contrary position. Neither Heartland nor Founders has requested, and neither Heartland nor Founders intends to request, any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.
A Founders shareholder may not necessarily receive cash and/or shares of Heartland common stock in the proportion(s) that such shareholder has elected. Accordingly, it may not be possible for holders of Founders common stock to determine the specific tax consequences of the merger to them at the time they submit their election form.

Founders shareholders are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of the merger to them, as well as any tax consequences arising under any state, local and non-U.S. tax laws or any other U.S. federal tax laws.
Based on and subject to the foregoing, and assuming consummation of the merger in accordance with the provisions of the merger agreement and as described herein without waiver of any conditions to the merger described in the merger agreement or herein, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the following material U.S. federal income tax consequences will result to a U.S. holder upon the exchange of its Founders common stock in the merger:

•
A U.S. holder receiving only cash in the merger will recognize gain or loss, determined separately for each identifiable block of shares of Founders common stock (generally, Founders common stock acquired at the same cost in a single transaction) exchanged by the U.S. holder in the merger, equal to the difference between the amount of cash received in the merger with respect to such block and the U.S. holder’s tax basis in the shares of Founders common stock in such block. Such gain or loss generally will be capital gain, and will be long-term capital gain if, as of the effective date of the merger, the applicable shares of Founders common stock were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Internal Revenue Code, as discussed below, in which case such gain will be treated as dividend income rather than capital gain.

•
Ignoring any cash received in lieu of a fractional share of Heartland common stock (which is discussed below), a U.S. holder receiving only shares of Heartland common stock in the merger will not recognize gain or loss in the merger.

•
A U.S. holder receiving cash and shares of Heartland common stock in exchange for each identifiable block of Founders common stock exchanged by the U.S. holder in the merger generally will recognize gain (but not loss), determined separately with respect to such block, in an amount equal to the lesser of (i) the amount of cash received with respect to such block, excluding any cash received in lieu of a fractional share of Heartland common stock (which is discussed below), and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the Heartland common stock received with respect to such block over (b) the U.S. holder’s tax basis in the shares of Founders common stock in such block. Any gain recognized generally will be capital gain, and will be long-term capital gain if, as of the effective date of the merger, the shares of Founders common stock in such block were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Internal Revenue Code, in which case such gain will be treated as dividend income rather than capital gain. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon a U.S. holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders should consult their tax advisors regarding this possibility.

•
A U.S. holder generally will have an aggregate tax basis in the shares of Heartland common stock (if any) received by the U.S. holder with respect to each identifiable block of shares of Founders common stock exchanged by the U.S. holder in the merger (including any fractional share of Heartland common stock deemed received and redeemed for cash, as discussed below) equal to the U.S. holder’s aggregate tax basis in the shares of Founders common stock in such block, reduced by the amount of cash (if any) received with respect to such block (other than cash received in lieu of a fractional share of Heartland common stock) and increased by the amount of any gain recognized by the U.S. holder (including, but not limited to, any portion of such gain that is treated as dividend income, but excluding any gain recognized with respect to cash received in lieu of a fractional share of Heartland common stock) with respect to such block.

•
The holding period of the shares of Heartland common stock (if any) received by a U.S. holder with respect to each identifiable block of shares of Founders common stock exchanged in the merger (including any fractional share of Heartland common stock deemed received and redeemed for cash, as discussed below) will include the holding period of the shares of Founders common stock in such block.

•
Cash received by a U.S. holder in lieu of a fractional share of Heartland common stock in the merger will be treated as if such fractional share had been issued and then redeemed by Heartland. Subject to the discussion above regarding possible dividend treatment, a U.S. holder generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally will be long-term capital gain or loss if, as of the effective date of the merger, the shares of Founders common stock in the block of shares of Founders common stock exchanged in the merger were held for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting
U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the merger, including cash in lieu of fractional shares of Heartland common stock. Payments will not be subject to backup withholding if the U.S. holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides Heartland or the Exchange Agent, as appropriate, with a properly completed Internal Revenue Service Form W‑9 (or its successor form) certifying that the U.S. holder is a U.S. person, the taxpayer identification number provided is correct and the U.S. holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished by the U.S. holder to the Internal Revenue Service.
The discussion of the material U.S. federal income tax consequences set forth above is intended to provide only a general summary, and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.
Accounting Treatment
The merger will be accounted for as a “purchase” by Heartland of Founders, as that term is used under GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of Heartland will continue to be the historical financial statements of Heartland following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Founders as of the effective time of the merger will be recorded at their respective fair values and added to those of Heartland. Any excess of purchase price over the net fair values of Founders assets and liabilities is recorded as goodwill (excess purchase price). Financial statements of Heartland issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Founders. The results of operations of Founders will be included in the results of operations of Heartland beginning on the effective date of the merger.
Board of Directors and Management of Heartland Following Completion of the Merger
The composition of Heartland’s board of directors and its senior management will not be changed as a result of the merger. Information about the current Heartland directors and executive officers can be found in Heartland’s proxy statement filed with the SEC on April 6, 2016. See “Where You Can Find More Information” on page 70.
Fractional Shares
Heartland will not issue any fractional shares of Heartland common stock. Instead, a Founders shareholder who would otherwise have received a fraction of a share of Heartland common stock will receive an amount of cash equal to the fraction of a share of Heartland common stock to which such holder would otherwise be entitled multiplied by the volume weighted average closing price of Heartland common stock on the 20 trading days ending five days before the closing date of the merger.
Public Trading Markets
Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF.” The shares of Heartland common stock to be issued in connection with the merger will be freely transferable under the applicable securities laws, except for shares issued to any shareholder who may be deemed to be an affiliate of Heartland.
Notice of Dissenters’ Rights
Sections 1300 to 1313 of the CGCL provide that any Founders shareholder may dissent from the merger and obtain payment of the “fair value” of his or her dissenting shares as determined in accordance with Section 1300 of the CGCL, provided that such shareholder complies with all of the provisions of Sections 1300 to 1313 of the CGCL. Fair value for such purposes will be measured as of the day of, but immediately prior to announcement of the merger, excluding any appreciation or depreciation in consequence of the proposed merger with Heartland.

The following is a brief summary of Sections 1300 to 1313 of the CGCL, which set forth the procedures for demanding statutory dissenters’ rights. The full text of Sections 1300 to 1313 is attached to this proxy statement/prospectus as Appendix B, and we incorporate that text into this proxy statement/prospectus by reference.
To be entitled to exercise dissenters’ rights, a Founders shareholder must not vote in favor of the merger agreement, must demand that Founders purchase his or her dissenting shares, and must deliver written notice to Founders of such shareholder’s intent to demand payment for his or her dissenting shares if the merger is effectuated. This demand must be received by Founders no later than 30 days after the date on which notice of shareholder approval of the merger agreement is sent to potential dissenters. It should include the number and class of shares of record that the shareholder demands that Founders purchase and a statement of what the shareholder claims to be the fair market value of such shares.
Should the Founders shareholders approve the merger, within ten days of this approval, Founders must deliver a written dissenters’ notice to those shareholders who meet the above criteria. This notice will include Founders’ determination of fair market value of each share of common stock as of the date of, but immediately prior to, the initial announcement of the merger, or October 31, 2016, as well as a brief description of the procedure to be followed by any shareholders wishing to exercise their dissenters’ rights. Founders’ Board of Directors has determined that the fair market value of each share of common stock was $13.37 on October 31, 2016. A dissenting shareholder must deliver his or her certificates for shares of Founders common stock to the principal office or the office of any transfer agent of Founders within 30 days of Founders mailing the written dissenters’ notice. A shareholder who does not demand payment or deposit his or her certificates within such 30-day period will not be entitled to payment for his or her shares under the dissenters’ rights sections of the CGCL and will instead be entitled to receive the merger consideration.
If both Founders and a dissenting shareholder agree (i) that the shares are dissenting shares, and (ii) upon the fair market value of the dissenting shares, the dissenting shareholder will be entitled to the agreed upon price with interest. Interest begins to accrue when Premier Valley Bank and the dissenting shareholder determine the fair market value.
If Founders and the dissenting shareholder disagree over whether the shares are dissenting shares or as to their fair market value, then the shareholder demanding purchase of shares may ask the court to settle one or both disputes. This must be done within six months of Founders mailing notice of shareholders’ approval of the merger agreement. The court may determine the status of the shares as dissenting shares, as well as their fair market value, or the court may appoint impartial appraisers to determine the fair market value of the shares.
Founders must pay the agreed upon or court imposed fair market value amount to the dissenting shareholders, subject to the surrender of any stock certificates, within 30 days of the fair market value determination or within 30 days of completion of the merger, whichever is later.
Failure to comply strictly with all of the procedures set forth in Sections 1300 to 1313 of the CGCL will result in the loss of a shareholder’s dissenters’ rights. Consequently, any shareholder wishing to exercise dissenters’ rights is urged to consult legal counsel before attempting to exercise such rights.
Shareholders considering the exercise of dissenters’ rights should be aware that the “fair value” of their shares as determined under Sections 1300 to 1313 could be more than, the same as or less than the merger consideration they would receive under the merger agreement if they did not dissent.
One condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares of Founders common stock cannot be more than 12% of the number of outstanding shares of Founders common stock.

THE MERGER AGREEMENT
The following section describes material provisions of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and which is incorporated herein by reference into this document. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. We urge you to read the merger agreement carefully and in its entirety.
The Merger
Pursuant to the merger agreement, and upon the filing of a Certificate of Merger with the Secretary of State of Delaware, Founders will merge with and into Heartland, with Heartland as the surviving corporation. Upon the completion of the merger, shares of Founders common stock, other than shares held by either Heartland or Founders and shares held by Founders’ shareholders who properly assert their dissenters’ rights, will be automatically converted into the right to receive shares of Heartland common stock, cash, or a combination of shares of Heartland common stock and cash.
Purchase Price and Calculation of Merger Consideration
Total Purchase Price
Upon completion of the merger, Founders shareholders will receive cash, Heartland common stock, or a combination of cash and Heartland common stock, for their shares of Founders common stock. Shareholders will be able to make an election as to the form of merger consideration that they will receive, but their election may be changed if shareholders elect to receive more than 30% of the aggregate merger consideration paid to shareholders in the form of cash or more than 70% of the aggregate merger consideration paid to shareholders in the form of Heartland common stock. The amount of merger consideration that Founders shareholders will receive is dependent upon the adjusted tangible common equity of Founders as of the closing date of the merger, and if they receive shares of Heartland common stock as part of the merger consideration, the number of shares they receive is dependent on the trading price of Heartland common stock.
The aggregate merger consideration assigned by the merger agreement to Founders common stock and options is equal to $29.1 million, but this amount will be decreased to the extent the transaction expenses of Founders exceed $1.6 million. The aggregate merger consideration will also be decreased or increased dollar for dollar, by up to $5.0 million to the extent that the adjusted tangible common equity of Founders is less than $18.3 million or greater than $18.6 million, respectively, as of the last business day of the month preceding the closing date of the merger. If such calculation were made as of September 30, 2016, the adjusted tangible common equity of Founders would have been approximately $18.3 million. Based upon the number of shares of Founders common stock outstanding on September 30, 2016, and assuming no adjustment in the aggregate merger consideration, approximately 95.4% of the aggregate merger consideration would be paid to holders of Founders common stock, or a total of approximately $27.8 million. The remainder of the aggregate merger consideration (approximately $1.3 million) would be paid in cash to holders of Founders stock options.

The merger agreement defines “adjusted tangible common equity” as (a) the sum of (i) the total stockholders’ equity of Founders, determined in accordance with GAAP as of the close of business on the last business day of the month immediately preceding the month in which the merger becomes effective (the “Determination Date”), as adjusted to reflect a reasonable projection of the operations of Founders through the effective time of the merger, and (ii) Founders’ transaction expenses paid or accrued as of the Determination Date, less (b) the sum of (i) the value of intangible assets determined as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the operations of Founders through the effective time of the merger, and (ii) the aggregate “option exercise proceeds” (as defined below) received by Founders through the close of business on the Determination Date. For purposes of the foregoing definition, “a reasonable projection of operations” will be based on the average monthly operations of Founders during the period from June 30, 2016 through the Determination Date.
The merger agreement further defines “option exercise proceeds” as the sum of (a) the aggregate cash proceeds received by Founders upon the exercise of any Founders stock options between the date of the merger agreement and the effective time of the merger, and (b) the aggregate cash proceeds that would have been received by Founders upon exercise of any Founders stock options that remain unexercised and outstanding as of the effective time of the merger.
Calculation of Stock Consideration and Cash Consideration
At the date of this proxy statement/prospectus, Founders had 1,270,817 shares of common stock outstanding. Assuming no adjustment in the aggregate merger consideration or increase in Founders shares outstanding, this would result in aggregate merger consideration of $21.87 per share of Founders common stock, payable in cash, Heartland common stock, or a combination of cash and Heartland common stock. The merger agreement provides that:

•
For Founders shareholders who elect to receive, or are otherwise allocated, cash in exchange for some or all of their shares of Founders common stock, $21.87 in cash will be paid in exchange for each such share of Founders common stock.

•
For Founders shareholders who elect to receive, or are otherwise allocated, shares of Heartland common stock in exchange for some or all of their shares of Founders common stock, the number of shares of Heartland common stock that will be issued in exchange for each share of Founders common stock will be determined by dividing the aggregate merger consideration per share by the volume weighted average closing price of Heartland common stock on the NASDAQ Global Select Market during the 20 trading days ending on, and including, the fifth business day prior to the closing date of the merger, provided this volume weighted average closing price will be fixed at $31.62 if it is less than $31.62 and at $42.78 if it is more than $42.78.

•
Using the volume weighted average closing price as of January 5, 2017 of $47.14, which was considerably in excess of $42.78, the holder would receive .5112 shares of Heartland common stock for such share of Founders common stock. If the volume weighted average closing price of Heartland common stock is $31.62 or below, Heartland would issue .6917 shares of Heartland common stock for each share of Founders common stock.

Merger Consideration Example

The following table illustrates scenarios for changes to the volume weighted average closing price of Heartland common stock used to determine the exchange ratio, ranging from 40% above to 40% below $37.20 per share which is the mid-point between the collars of $42.78 and $31.62. The table illustrates the impact on the exchange ratio, cash consideration per share and aggregate merger consideration, depending upon the volume weighted average closing price of Heartland common stock. As shown in the table, if the volume weighted average closing price of Heartland common stock reached either the upper or lower collars of $42.78 and $31.62 per share, the exchange ratio would become fixed at 0.5112 if the share price is above $42.78 or 0.6917 if the share price is below $31.62, respectively. The following table assumes there are 1,270,817 shares of Founders common stock outstanding as of the closing date. The table reflects that the merger consideration paid will consist of whole shares of Heartland common stock. The table does not reflect the cash totaling $1,345,000 payable to holders of Founders stock options to cancel such options and the cash paid in lieu of fractional shares of Heartland common stock.

Heartland Volume Weighted Average Closing Price		Exchange Ratio(1)	Consideration Per Share Based on Shareholder Election			Aggregate Consideration (In thousands) (2)(3)
% Change	Per Share		100% Stock	100% Cash	70% Stock / 30% Cash	Stock	Cash	Total
40.0%	$52.08	0.5112	$26.62	$21.87	$25.20	$23,680	$8,338	$32,018
30.0%	48.36	0.5112	24.72	21.87	23.87	21,990	8,338	30,328
20.0%	44.64	0.5112	22.82	21.87	22.54	20,300	8,338	28,638
15.0%	42.78	0.5112	21.87	21.87	21.87	19,455	8,338	27,793
10.0%	40.92	0.5345	21.87	21.87	21.87	19,455	8,338	27,793
—	37.20	0.5879	21.87	21.87	21.87	19,455	8,338	27,793
(10.0)%	33.48	0.6532	21.87	21.87	21.87	19,455	8,338	27,793
(15.0)%	31.62	0.6917	21.87	21.87	21.87	19,455	8,338	27,793
(20.0)%	29.76	0.6917	20.58	21.87	20.97	18,307	8,338	26,645
(30.0)%	26.04	0.6917	18.01	21.87	19.17	16,021	8,338	24,359
(40.0)%	22.32	0.6917	15.44	21.87	17.37	13,735	8,338	22,073

(1)	Exchange ratio has been rounded to the nearest ten-thousandth.

(2)	Excludes $1,345,000, which is the aggregate cash amount payable to holders of outstanding Founders options.

(3)	Assumes no adjustment resulting from the amount of Founders’ transaction-related expenses or for increases or decreases in Founders adjusted tangible common equity.
For a Founders shareholder electing 100% cash, the cash consideration per share of Founders common stock is $21.87 if no adjustments to the aggregate merger consideration are made and outstanding shares of Founders common stock do not increase. For a Founders shareholder electing 100% stock, the implied value of the stock consideration per share of Founders common stock is $21.87 based on the variable exchange ratio if the volume weighted average closing price of Heartland common stock remains within the collars, no adjustments to the aggregate merger consideration are made, and shares of Founders common stock outstanding do not increase. However, if the volume weighted average closing price of Heartland common stock is greater than the upper collar of $42.78 or less than the lower collar of $31.62, the exchange ratio becomes fixed, although the value of the stock component of the consideration will fluctuate depending on the volume weighted average closing price of Heartland common stock. Further, the aggregate merger consideration will be decreased to the extent the transaction expenses of Founders exceed $1.6 million, and the aggregate merger consideration may be adjusted either up or down by up to $5.0 million to the extent that the adjusted tangible common equity of Founders is less than $18.3 million or greater than $18.6 million, respectively, on the last business day of the month preceding the closing date of the merger.

The actual consideration received may be different from the amounts set forth above, because the adjusted tangible common equity of Founders and the market price for Heartland common stock will fluctuate prior to the completion of the merger. In addition, because the merger consideration is set by a predetermined formula and it is impossible to predict what elections different Founders shareholders will make, there is no assurance that you will receive precisely the form of consideration that you elect.

Election of Merger Consideration
In exchange for their shares of Founders common stock, Founders shareholders may elect to receive only cash (a cash election), only shares of Heartland common stock (a stock election), or cash with respect to some shares and Heartland common stock for the remaining shares (a mixed election). All Founders shareholders who assert dissenter rights will be deemed to have elected cash.
Despite each Founders shareholder’s ability to make an election on the form of consideration that they will receive, the merger agreement requires that, of the aggregate merger consideration paid to shareholders, 30% will be paid in cash and 70% will be paid by delivery of Heartland common stock.
If the total amount of cash that Founders shareholders elect to receive is more than 30% of the aggregate merger consideration paid to Founders shareholders, then a sufficient number of shares of Founders common stock subject to a cash election will be converted on a pro rata basis (excluding dissenting shares) into shares subject to a stock election, so that the 30% of the aggregate merger consideration paid to Founders shareholders will be paid in cash. Any dissenting shares will be deemed cash election shares.
Similarly, if the Heartland common stock that Founders shareholders elect to receive is more than 70% of the aggregate merger consideration paid to Founders shareholders, then a sufficient number of shares of Founders common stock subject to a stock election will be converted on a pro rata basis into shares subject to a cash election, so that 70% of the aggregate merger consideration paid to Founders shareholders will be paid in shares of Heartland common stock.
Shares of Founders common stock subject to no election will be treated as cash election shares or stock election shares so as to minimize the amount of any cash or stock proration.
Example: If Founders shareholders make stock elections totaling 80% of the aggregate merger consideration, cash elections (including dissenting shares) totaling 5% of the aggregate merger consideration, and 15% of the aggregate merger consideration is subject to no election, then:

•	All shares subject to a cash election will receive cash;

•	All shares subject to no election will receive cash; and

•	All shares subject to a stock election will receive 87.5% of the consideration in Heartland common stock and 12.5% of the consideration in cash.

Example: If Founders shareholders make cash elections (including dissenting shares) totaling 80% of the aggregate merger consideration, stock elections totaling 5% of the aggregate merger consideration, and 15% of the aggregate merger consideration is subject to no election, then:

•	All shares subject to a cash election will receive 62.5% of the consideration in Heartland common stock and 37.5% of the consideration in cash;

•	All shares subject to no election will receive stock; and

•	All shares subject to a stock election will receive stock.

Election Procedures
You are not being asked to make an election to receive cash, shares of Heartland common stock or a combination of cash and shares of Heartland common stock in exchange for your shares of Founders common stock through this proxy statement/prospectus. Instead, you will receive a separate communication through which you may make this election, as described below, and through which you may exchange your Founders stock certificates, as described under “The Merger Agreement-Surrender of Stock Certificates.”
If you are a Founders shareholder of record on December 23, 2016 (the record date for the special meeting of Founders shareholders to approve the merger), you are being mailed election materials by the Exchange Agent to permit you to make an election regarding the type of consideration you will receive for your shares of Founders common stock. If you hold your Founders shares in nominee or “street name,” your broker or nominee will receive these election materials and will communicate with you as to how to make the election.
If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that are set forth in the election materials. If you hold your shares of Founders common stock in “street name” or through a bank, broker or other nominee, you should follow the instructions of the bank, broker or other nominee for making an election with respect to shares of Founders common stock. Shares of Founders common stock as to which the holder has not made a valid election prior to the election deadline will be treated as non-election shares.
To make an effective election, you, your bank, broker or other nominee must submit a properly completed election form to the Exchange Agent, on or before the election deadline 5:00 p.m., Pacific Time, on February 14, 2017. You may change your election prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the Exchange Agent prior to the election deadline. All elections will be revoked automatically if the merger is not approved or the merger agreement is otherwise terminated. The determination of the Exchange Agent will be binding as to whether an election has been properly made or revoked. If it is determined by the Exchange Agent that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect, and the Founders shareholder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.
The Exchange Agent will make all computations as to the proration contemplated by the merger agreement and any such computation will be conclusive and binding on Founders shareholders.
Surrender of Stock Certificates
Please do not send us your Founders stock certificates at this time.
Simultaneously with, or as soon as practicable after the mailing of this proxy statement/prospectus, each holder of a Founders stock certificate will receive transmittal materials for use in exchanging the Founders stock certificates for cash, certificates representing shares of Heartland common stock or a combination of cash and certificates representing shares of Heartland common stock. If a Founders shareholder elects to receive Heartland common stock as part of their merger consideration, in accordance with the procedures described under the caption “The Merger Agreement-Election Procedures,” Heartland will deliver certificates or a book entry notification for Heartland common stock to the holder of Founders common stock once Heartland receives the properly completed transmittal materials and certificates representing such holder’s shares of Founders common stock. Once you have tendered your Founders stock certificates to the Exchange Agent, you will not be able to transfer the shares represented by those stock certificates until the merger is completed, unless you revoke your election by written notice to the Exchange Agent that is received prior to the election deadline described under the caption “The Merger Agreement-Election Procedures.”
Founders stock certificates may be exchanged for Heartland stock certificates until such time that the stock certificates would otherwise escheat to or become the property of any governmental unit or agency. At the end of this period, all unclaimed Heartland stock certificates will become (to the extent permitted by abandoned property and any other applicable law) the property of Heartland.
If your Founders stock certificate has been lost, stolen or destroyed you may receive a Heartland stock certificate upon the making of an affidavit regarding the loss, theft or destruction of the Founders stock certificate. Heartland’s transfer agent may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against the transfer agent or Heartland with respect to the lost, stolen or destroyed Founders stock certificate.

None of Heartland, Heartland’s transfer agent, Founders, or any other person, will be liable to any former holder of Founders common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
Effect on Founders Stock Options
At the effective time of the merger, each option to purchase shares of Founders common stock that is outstanding, vested and unexercised immediately prior to the effective time will be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment equal to the product of (a) the number of shares of Founders common stock subject to such stock option, and (b) the excess of the aggregate merger consideration per share over the exercise price per share of such stock option, less any applicable withholding taxes. All Founders stock options will terminate at the effective time of the merger, and the surrender of a Founders stock option to Heartland in exchange for the stock option consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such stock option.
At the effective time of the merger, stock options held by Founders’ directors, and scheduled to vest on or after April 1, 2017, will be cancelled pursuant to amendments to certain stock option agreements entered into by Founders’ directors on October 29, 2016. As a result, Founders’ directors will not receive the stock option consideration described above with respect to such cancelled stock options.
Completion of the Merger
Unless the parties agree otherwise, the completion of the merger will take place at a time and place to be agreed upon by the parties as soon as practicable after all closing conditions have been satisfied or waived.
To effect the merger, Heartland will file a Certificate of Merger with the Secretary of State of Delaware and Founders will file a Certificate of Merger with the Secretary of State of California. The merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of Delaware. We currently expect to complete the merger in the first quarter of 2017, subject to receipt of required shareholder and regulatory approvals.
Immediately after the effective time of the merger, Founders Community Bank, the wholly-owned banking subsidiary of Founders, will be merged with and into Premier Valley Bank, Heartland’s wholly-owned banking subsidiary in California. The Founders Community Bank branches will continue to operate under the Founders Community Bank name as a division of Premier Valley Bank.
Conditions to Completion of the Merger
Founders’ and Heartland’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of Founders common stock entitled to vote;

•	the receipt of governmental and regulatory approvals required to complete the merger;

•	the absence of any injunction or order, or any law or regulation, that would impair the merger;

•
the absence of any governmental action which would reasonably be expected to result in restraining or prohibiting the merger, prohibiting Heartland’s ownership of the business or assets of Founders or Founders Community Bank or requiring a divestiture by Heartland of the business or assets of Founders or Founders Community Bank;

•	the merger agreement having not been terminated; and

•	the effectiveness of this registration statement with respect to the Heartland common stock to be issued in connection with the merger.

Heartland’s obligation to complete the merger is subject to the requirement that the total number of dissenting shares cannot be more than 12% of the number of outstanding shares of Founders common stock. Founders’ obligation to complete the merger is also subject to the conditions that there has been no change in control of Heartland prior to the closing date of the merger and that an opinion of counsel as to the tax consequences of the merger has been delivered.

No Solicitation
Founders has agreed that it will not, and will cause Founders Community Bank not to, and will use its best efforts to cause Founders’ and Founders Community Bank’s officers, directors, employees, agents and authorized representatives not to, directly or indirectly:

•
solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any inquiries or proposals with respect to any “acquisition proposal” (as defined below), or take any action that would reasonably be expected to lead to an acquisition proposal;

•
furnish any information regarding Founders or Founders Community Bank to any person in connection with or in response to an acquisition proposal, or an inquiry or indication of interest letter that would reasonably be expected to lead to an acquisition proposal;

•	engage in any discussions or negotiations regarding any acquisition proposal, or that could reasonably be expected to lead to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into a letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction.

However, prior to approval of the merger agreement by holders of a majority of the outstanding shares of Founders Common Stock entitled to vote, Founders may furnish nonpublic information regarding Founders to, or enter into discussions or negotiations with, any person in response to a “superior proposal” (as defined below) that is submitted to Founders by such person (and not withdrawn) if (1) neither Founders nor Founders Bank nor any their respective representatives have violated any of the restrictions described above, (2) the board of directors of Founders concludes in good faith, after having consulted with outside counsel, that failure to do so would result in a breach of its fiduciary duties to the holders of Founders common stock, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, Founders gives Heartland written notice of the identity of such person and of Founders’ intention to furnish nonpublic information to, or enter into discussions with, such person, and Founders receives from such person an executed confidentiality agreement and (4) at least two business days prior to furnishing any such nonpublic information to such person, Founders furnishes such nonpublic information to Heartland.

Founders has also agreed:

•
to notify Heartland promptly (and in any event within 24 hours) of any request for information relating to an acquisition proposal and to provide Heartland with relevant information regarding the acquisition proposal or request;

•	to keep Heartland fully informed of the status of any such acquisition proposal (including any modifications or proposed modifications);

•	to cease immediately and cause to be terminated any existing discussions with any persons regarding an acquisition proposal; and

•
to not release or permit the release of any third party from, or permit any waiver under, any confidentiality, “standstill” or similar agreement to which Founders or Founders Community Bank is a party, and to enforce each such agreement at the request of Heartland.

The merger agreement defines “acquisition proposal” as any offer, proposal, inquiry or indication of interest letter (other than by Heartland) contemplating or otherwise relating to any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Founders or Founders Community Bank is a constituent corporation, (ii) in which a person or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Exchange Act")) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Founders or Founders Community Bank or (iii) in which Founders or Founders Community Bank issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of Founders or Founders Community Bank; or (b) any sale (other than sales in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Founders or Founders Community Bank.
The merger agreement defines “superior proposal” as any acquisition proposal by a third party on terms which the board of directors of Founders determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable law.
Termination, Termination Fee and Payment of Expenses
Founders and Heartland may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by the Founders shareholders, if a majority of the board of directors of each of Founders and Heartland votes to do so.
In addition, either Heartland or Founders may decide to terminate the merger agreement in various circumstances, including the following:

•	if there is a law or governmental order that prohibits the merger;

•	if a governmental entity has denied the approval of the merger and such denial is final and non-appealable;

•
if the other party has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach, or if satisfaction of any closing condition by the other party is or becomes impossible;

•	if the merger has not been completed by June 30, 2017, unless the failure to complete the merger is due to the party seeking to terminate the agreement; or

•	if holders of shares representing a majority of the outstanding shares of Founders common stock entitled to vote fail to approve the merger at the special meeting.

Founders may terminate the merger agreement if, prior to the adoption of the agreement by the requisite vote of the Founders shareholders, the Founders board of directors determines to enter into an agreement to effect a “superior proposal” (as defined above), and Founders complies with applicable provisions of the merger agreement. If Founders terminates the agreement because of a superior proposal, or if Heartland terminates the agreement because the Founders board does not fulfill its obligation to recommend that Founders shareholders adopt the merger agreement, or Founders or Founders Community Bank does not refrain from soliciting acquisition proposals, Founders has agreed to pay Heartland a termination fee of $1.2 million, in lieu of any expense reimbursement described in the next paragraph, as the sole and exclusive remedy of Heartland.
Founders must pay to Heartland up to $1.0 million of all out-of-pocket expenses incurred by Heartland in connection with the consummation of the merger, if the merger agreement is terminated because of the circumstances described in the previous paragraph, the merger agreement has not been adopted by the requisite vote of the shareholders of Founders at the special meeting, or because Founders has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach cannot be cured in a 30-day period.
Heartland must pay to Founders up to $1.0 million of all out-of-pocket expenses incurred by Founders in connection with the consummation of the merger, if the merger agreement is terminated because Heartland has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach cannot be cured in a 30-day period.
Otherwise, if the merger agreement is terminated and abandoned for any reason other than fraud, willful misconduct or material breach, it will become void and there will be no liability on the part of Heartland, Founders or their respective representatives, except that designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of expenses and/or a termination fee in the circumstances described above.
Other Covenants and Agreements
Founders has undertaken customary covenants that place restrictions on it and Founders Community Bank until the completion of the merger. In general, each of Founders and Founders Community Bank will conduct its business in the ordinary course and in accordance with all applicable law; preserve its business organization and the goodwill; use commercially reasonable efforts to keep available the services of its officers, employees and consultants; and maintain satisfactory relationships with vendors, customers and others having business relationships with it.
Founders has further agreed that, except with Heartland’s prior written consent, Founders will not, and will cause Founders Community Bank not to, among other things, undertake any of the following actions:

•	amend its articles of incorporation or bylaws;

•
issue any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business and except for common stock issuable upon exercise of outstanding options;

•	redeem, purchase, acquire or offer to acquire or otherwise acquire any of its capital stock or any other ownership interest;

•	declare, set aside or pay any dividends or other distribution on any shares of its capital stock, except that Founders Community Bank may pay dividends to Founders;

•	incur any material debt or any debt with prepayment penalties, except in the ordinary course of business;

•	discharge or satisfy any material encumbrance on its properties or assets or pay any material liability, except in the ordinary course of business;

•
sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except in the ordinary course of business, for current property taxes not yet due and payable, or non-material liens and encumbrances;

•	cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business;

•
acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets that are material to Founders or Founders Community Bank, except in exchange for debt previously contracted, including other real estate owned;

•
make any single or group of related capital expenditures or commitments therefor in excess of $37,500 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable over the terms of such leases of more than $75,000 for any individual lease or involves more than $112,500 for any group of related leases in the aggregate;

•	change its accounting methods, other than changes required by GAAP or regulatory accounting principles generally applicable to depository institutions;

•
allow its current insurance policies to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect;

•
enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management, except in the ordinary course of business or modifications to severance agreements or arrangements that are not materially adverse to Founders of Founders Community Bank in connection with the termination of a Founders employee;

•
terminate or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as and to the extent required by law;

•	make, modify or revoke any tax elections, consent to any waiver or extension of time to assess or collect any taxes, file any amended tax returns or file any refund claim;

•	incur an indemnity obligation of more than $50,000;

•
(A) extend credit or enter into any contracts binding Founders Community Bank to extend credit except in a manner consistent with past practice and in accordance with Founders Community Bank’s lending policies as disclosed to Heartland, or cause Founders Community Bank to extend credit or enter into any contracts binding it to extend credit in an amount in excess of $350,000 on an unsecured basis or $500,000 on a secured basis (or, in the case of borrowers with loans listed on Founders Community Bank’s watch list, to extend any additional credit to such borrowers), without first providing Heartland with a copy of the loan underwriting analysis and credit memorandum of Founders Community Bank with respect to the extension of the credit and the basis of Founders Community Bank’s credit decision, or (B) sell, assign or otherwise transfer any participation in any loan;

•	hire any additional employees such that the total number of full-time equivalent employees of Founders and Founders Community Bank will exceed 50; or

•	enter into or propose to enter into, or modify or propose to modify, any contract with respect to any of the foregoing matters.

Representations and Warranties
The merger agreement contains representations and warranties by each of Founders and Heartland. Among others, Founders’ representations and warranties to Heartland cover the following:

•	corporate matters, including organization and qualification of Founders and Founders Community Bank to conduct business;

•
authority to enter into the merger agreement and to carry out is obligations thereunder, and non-contravention of organizational documents, contracts, licenses, laws or other obligations as a result of the merger;

•	capitalization of Founders and Founders Community Bank;

•	financial statements and absence of liabilities not disclosed therein;

•	loans made by and deposits held by Founders Community Bank;

•	allowance for loan and lease losses;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	subsidiaries;

•	the absence of joint ventures and off-balance sheet arrangements;

•	books and records;

•	the absence of material adverse changes in the business since September 30, 2016;

•	the absence of certain developments in the business since September 30, 2016;

•	ownership and leases of real and personal property;

•	intellectual property;

•	environmental matters;

•	the Community Reinvestment Act rating for Founders Community Bank;

•	information security

•	tax matters;

•	material contracts;

•	pending or threatened litigation;

•	brokers or finders fees in connection with the merger;

•	employee benefits and labor matters;

•	insurance matters;

•	transactions with affiliates;

•	permits and compliance with laws;

•	interest rate risk management instruments;

•	the absence of guarantees by or for other persons;

•	regulatory approvals;

•	the receipt of a fairness opinion;

•	compliance with securities laws in connection with offers and sales of Founders securities;

•	the absence of securities registration obligations under the Securities Act of 1933, as amended; and

•	the absence of any fiduciary accounts.

Heartland’s representations and warranties to Founders cover the following:

•	corporate matters, including organization and qualification of Heartland and Premier Valley Bank to conduct business;

•
authority to enter into the merger agreement and to carry out is obligations thereunder, and non-contravention of organizational documents, contracts, licenses, laws or other obligations as a result of the merger;

•	validity of Heartland common stock to be issued pursuant to the merger agreement;

•	capitalization;

•	reports and financial statements filed pursuant to the Securities Exchange Act of 1934, as amended;

•	the absence of material adverse changes in the business since June 30, 2016;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	regulatory approvals;

•	certain tax matters related to the qualification of the merger as a tax-free reorganization;

•	the absence of pending or threatened litigation that would prevent, enjoin, alter or materially delay the merger;

•	Heartland’s ability to pay the cash portion of the merger consideration; and

•	The Community Reinvestment Act rating for Heartland’s bank subsidiaries.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this proxy statement/prospectus as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that Heartland files with the SEC. See “Where You Can Find More Information” on page 70.
Expenses and Fees
In general, except as described under the caption “The Merger Agreement-Termination, Termination Fee and Payment of Expenses,” each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Heartland will pay the filing fees and printing and mailing costs in connection with the preparation and distribution of this document and the filings with bank regulatory authorities.
Amendment or Waivers
The merger agreement may only be amended by written agreement, signed by both Heartland and Founders. Provisions of the merger agreement may be waived by the party benefited by those provisions.
INFORMATION ABOUT FOUNDERS
Overview
Founders is a California corporation headquartered in San Luis Obispo, California that was formed in 2007 for the purposed of becoming the parent bank holding company of Founders Community Bank. Founders is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is regulated by the Federal Reserve Board. Founders’ principal asset is its wholly-owned subsidiary, Founders Community Bank, a California state chartered non-member bank. Founders Community Bank does business through four branch offices located throughout San Luis Obispo County, California, including San Luis Obispo, Downtown San Luis Obispo, Morro Bay and Paso Robles, as well as a small business lending center in Atascadero. Through these offices, Founders Community Bank provides general community banking services.
Founders Community Bank is licensed to operate as a commercial bank under the California Financial Code and is subject to supervision by the Division of Financial Institutions of the California Department of Business Oversight and the FDIC. In accordance with the Federal Deposit Insurance Act, the FDIC insures the deposits of Founders Community Bank up to the maximum legal limit. Founders Community Bank’s primary source of revenue is from investment securities and providing loans to customers, who are predominately small and middle-market businesses and individuals.
Founders Community Bank is a full-service financial institution. Founders Community Bank meets its commercial and retail customers’ banking needs with a range of financial services. Founders Community Bank is an independent financial institution and is engaged in substantially all of the business operations (other than trust services) customarily conducted by independent financial institutions in California, including the acceptance of checking, savings and certificate deposits and the making of commercial and consumer loans, real estate loans, and other installment and term loans. Founders Community Bank does a substantial amount of business with individuals, as well as with customers in commercial, industrial and professional businesses. Founders Community Bank’s services include cashier’s checks, domestic and foreign wire transfers, account research, stop payments, telephone transfers between accounts, remote deposits, electronic and mobile banking, and photocopies.
As of September 30, 2016, Founders had total assets of $198.5 million, total deposits of $180.0 million and total shareholders’ equity of $18.3 million.
Founders’ principal offices are located at 237 Higuera Street, San Luis Obispo, California 93401, and its telephone number is (805) 543-6500.
Beneficial Ownership of Founders Common Stock
The following table sets forth information as of December 31, 2016, pertaining to the beneficial ownership of Founders common stock by: (i) each person who is known to Founders to be the beneficial owner of more than 5% of Founders common stock; (ii) each director of Founders; (iii) each executive officer of Founders; and (iv) all directors and executive officers of Founders as a group. As used herein, the term ‘‘executive officers’’ means Founders’ President and Chief Executive Officer, its Executive Vice President and Chief Risk Officer, its Executive Vice President and Chief Credit Officer, and its Executive Vice President and Chief Financial Officer. The information contained herein has been obtained from Founders’ records and from information furnished directly to Founders by each individual listed in the table. Applicable percentage ownership in the table is based on 1,270,817 shares of Founders common stock outstanding as of December 31, 2016. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or group and the percentage ownership of that person or group, shares of Founders common stock subject to options currently exercisable or exercisable within 60 days after the above referenced date are deemed outstanding, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The address for each of the shareholders below is Founders Bancorp, 237 Higuera Street, San Luis Obispo, CA 93401.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Shares (1)	Percent of Class (2)
J. Todd Mirolla, Director (3)	38,940	3.03%
Robert E. Olson, Director (4)	82,940	6.46%
D. Michael Patrick, Director (5)	82,040	6.42%
Richard H. Porter, Director (6)	87,665	6.83%
Fred Russell, Chairman (7)	24,740	1.93%
Thomas J. Sherman, Director, President and Chief Executive Officer (8)	117,165	9.14%
Chuck Blevins, Executive Vice President and Chief Risk Officer (9)	9,000	0.71%
Leah Pauly, Executive Vice President and Chief Compliance Officer (10)	4,200	0.33%
Cindy Magliari, Executive Vice President and Chief Financial Officer (11)	2,225	0.17%
Directors and Executive Officers as a Group (nine persons)	448,915	33.31%
__________________

(1)
Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned, whether jointly or as community property, with a spouse. Includes shares which may be purchased upon exercise of options within 60 days of the date indicated above (‘‘currently exercisable’’).

(2)
The applicable percentage ownership is based on shares of Founders common stock outstanding as of December 31, 2016, plus, on an individual basis, the right of that person to obtain shares of Founders common stock upon exercise of Founders options. Pursuant to the SEC’s rules, Founders did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Includes 12,990 shares which may be acquired pursuant to currently exercisable Founders options.

(4)	Includes 12,990 shares which may be acquired pursuant to currently exercisable Founders options.

(5)	Includes 6,323 shares which may be acquired pursuant to currently exercisable Founders options.

(6)	Includes 12,990 shares which may be acquired pursuant to currently exercisable Founders options.

(7)	Includes 12,990 shares which may be acquired pursuant to currently exercisable Founders options.

(8)	Includes 18,400 shares held by Mr. Sherman’s spouse in an individual retirement account and 10,990 shares which may be acquired pursuant to currently exercisable Founders options.

(9)	Includes 1,800 shares which may be acquired pursuant to currently exercisable Founders options.

(10)	Includes 4,000 shares which may be acquired pursuant to currently exercisable Founders options.

(11)	Includes 2,000 shares which may be acquired pursuant to currently exercisable Founders options.

INFORMATION ABOUT HEARTLAND
Heartland is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. Heartland has 10 banking subsidiaries:

•	Dubuque Bank and Trust Company, located in Dubuque, Iowa;

•	Illinois Bank & Trust, located in Rockford, Illinois;

•	Wisconsin Bank & Trust, located in Madison, Wisconsin;

•	New Mexico Bank & Trust, located in Albuquerque, New Mexico;

•	Rocky Mountain Bank, located in Billings, Montana;

•	Arizona Bank & Trust, located in Phoenix, Arizona;

•	Centennial Bank and Trust, located in Denver, Colorado;

•	Minnesota Bank & Trust, located in Edina, Minnesota;

•	Morrill & Janes Bank and Trust Company, located in Merriam, Kansas; and

•	Premier Valley Bank, located in Fresno, California.

Together, Heartland’s banking subsidiaries operate a total of 108 banking locations. The deposits of all 10 of Heartland’s banking subsidiaries are insured to the maximum extent permissible by the FDIC, and, as non-member banks, their principal federal regulator is the FDIC. Heartland also has five non-banking subsidiaries, including a consumer finance company with offices in Iowa, Illinois and Wisconsin, a subsidiary involved in property management, a community development company and two multi-line insurance agencies, as well as eight special-purpose trust subsidiaries formed for the purpose of offering cumulative capital securities.
At September 30, 2016, Heartland had total assets of $8.2 billion, total loans of $5.5 billion, total deposits of $6.9 billion and common stockholders’ equity of $ 703.0 million.
Heartland’s banking subsidiaries provide full-service commercial and retail banking in the communities in which they are located. The principal service of Heartland’s banking subsidiaries consists of making loans to and accepting deposits from businesses and individuals. These loans are made at the offices of each of Heartland’s banking subsidiaries. In addition, Heartland supplements the local services of its banking subsidiaries with a full complement of ancillary services, including wealth management, investment, trust, insurance services. Heartland also provides electronic banking services and client access to account information through business and personal online banking, mobile banking, bill payment, remote deposit capture, treasury management services, debit cards and automated teller machines.
Dubuque Bank and Trust Company, Heartland’s first and largest banking subsidiary, was originally incorporated in Iowa in 1935. Heartland was formed as an Iowa operation to serve as Dubuque Bank and Trust Company’s holding company in 1981, and Heartland reincorporated in Delaware on June 30, 1993.
Heartland’s principal executive offices are located at 1398 Central Avenue, Dubuque, Iowa 52001. Heartland’s telephone number is (563) 589‑2100 and its website address is www.htlf.com.
Additional information about Heartland and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 70.
COMPARISON OF SHAREHOLDERS’ RIGHTS
The rights of Founders shareholders are governed by the California General Corporation Law (the “CGCL”) and Founders’ articles of incorporation and bylaws. The rights of Heartland stockholders are governed by the Delaware General Corporation Law (the “DGCL”) and Heartland’s certificate of incorporation and bylaws. After the merger, the rights of Heartland’s stockholders and Founders’ former shareholders will be governed by the DGCL and Heartland’s certificate of incorporation and bylaws. The following discussion summarizes the material differences between the rights of Founders shareholders and the rights of Heartland stockholders. You should read Heartland’s certificate of incorporation and bylaws, and Founders’ articles of incorporation and bylaws carefully and in their entirety.

Authorized Capital Stock
Heartland	Founders
Authorized:	Authorized:
30,000,000 shares of common stock, par value $1.00 per share	40,00,000 shares of common stock, without par value
200,000 shares of preferred stock, par value $1.00 per share	10,000,000 shares of preferred stock, without par value
* 16,000 shares of Series A Junior Participating Preferred
* 81,698 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B
* 81,698 shares of Non-Cumulative Perpetual Preferred Stock, Series C
* 3,000 shares of Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D

Outstanding as of September 30, 2016:	Outstanding as of September 30, 2016:
24,683,277 shares of common stock	1,270,817 shares of common stock
1,078 shares of Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D	No shares of preferred stock

Size of Board of Directors
Heartland	Founders
The DGCL provides that the board of directors of a business corporation shall consist of one or more members, each of whom shall be a natural person, and that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change shall be made only by amendment. Heartland’s certificate of incorporation provides that the number of directors shall not be less than three nor more than nine.

The CGCL provides that the number of directors on the board of directors of a business corporation shall be specified or fixed in accordance with the articles of incorporation or bylaws. The California Financial Code, however, provides that a California corporation authorized to engage in banking must have a board of no fewer than five and no more than 25 members.

Founders’ bylaws provide that the number of directors may not be less than six nor more than eleven, and provides that a majority of the full board, or a majority of the shareholders, may fix the number within this range.

Qualifications of Directors
Heartland	Founders
The DGCL provides that directors need not be stockholders unless otherwise required by the certificate of incorporation or the bylaws, and that other qualifications of directors may be prescribed in the certificate of incorporation or the bylaws.

Heartland's bylaws provide that directors need not be residents of Delaware or the United States or stockholders of the corporation. Heartland’s certificate of incorporation and bylaws provide that a person shall not be eligible for election to the board of directors if such person is seventy (70) years of age or older on the date of such election, provided, however, that such restriction does not apply to any incumbent directors who attained the age of sixty-five (65) years prior to January 1, 1993.

Under the CGCL, a director is not required to be a resident of the state of California or a shareholder of the corporation unless otherwise required by the articles of incorporation or bylaws.

Founders’ bylaws provide that no person shall serve as a director who is (i) a director, officer, employee, agent, nominee, material consulting accountant, analyst, attorney or policy decision maker for any other financial institution, lender or bank holding company or affiliate or subsidiary thereof or (ii) who has been or is the assignee or nominee of anyone who has any contact, arrangement or understanding with any of these other entities or individuals, pursuant to which the person could be called upon to reveal or in any way utilize information obtained as a director. The Founders board may in its sole discretion permit a person who does not satisfy one or more of these qualifications to serve as a director if the board determines that such action will not compromise the business plan or strategic focus of Founders.

Filling Vacancies on the Board
Heartland	Founders
The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on the board of directors including newly created directorships resulting from an increase in the number of directors.

Heartland’s bylaws provide that vacancies may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, by the nominating and compensation committee, or by the sole remaining director.

The CGCL provides that a vacancy on the board may be filled by approval of the board (although less than a quorum). If the directors do not fill a vacancy on the board, the shareholders may elect a director at any time to fill such a vacancy. Unless the articles of incorporation or a bylaw adopted by the shareholders provide that the board may fill vacancies occurring in the board due to removal of directors, such vacancies shall be filled by approval of the shareholders.

Founders’ bylaws are consistent with the CGCL and allow vacancies resulting from removal to be filled by the board.

Removal of Directors
Heartland	Founders
Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election; however, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides.

Heartland’s certificate of incorporation provides that a director may only be removed for cause and by an affirmative vote of 70% of the outstanding shares entitled to vote generally in the election of directors at an annual meeting of stockholders or a meeting of the stockholders called for that purpose.

Under the CGCL, shareholders of a corporation may remove a director with or without cause, if removal is approved by the outstanding shares. No director may be removed when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes was cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected.

Founders’ bylaws are consistent with the CGCL and also provide that the board may remove a director convicted of a felony or declared to be of unsound mind.

Nomination of Directors for Election
Heartland	Founders
If a stockholder wishes to nominate a person for election as director, the stockholder must give timely notice in proper written form to the Secretary of Heartland. To be timely, such stockholder notice must be received by the Secretary at Heartland’s principal executive offices not later than the close of business on the 30th day nor earlier than the opening of business on the 75th day before the meeting; provided, however, that in the event the notice of the meeting is given less than 40 days before the meeting, notice must be received not later than 10 days after the date that notice of the meeting was given. To be in proper written form, such stockholder’s notice must be in writing and contain information regarding the nominee to the board of directors and the stockholder bringing the nomination and other information specified in Heartland’s bylaws.

Founders’ bylaws provide that nominations for election to the board by shareholders may be made by any shareholder entitled to vote at election of directors by notice not more than 60 nor less than 21 days before the meeting. The notice must include (i) the name and residence address of, and number of Founders shares held by, the proposing shareholder, (ii) the name, address, and principal occupation of, and number of Founders shares and shares of other financial institutions held by, the nominee, (iii) whether the nominee has been convicted of a criminal offense involving dishonesty or a breach of trust, or been declared or filed for bankruptcy, and (iv) confirmation that the nominee meets the director qualifications described above.

Fiduciary Duty of Directors
Heartland	Founders
Directors of Delaware have fiduciary obligations to act in accordance with the so-called duties of “due care” and “loyalty.” The duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires the directors to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation.

Under the CGCL, directors have fiduciary obligations to serve in a manner that they believe to be in the best interests of the corporation and its shareholders. This standard requires reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

Anti-Takeover Provisions
Heartland	Founders
The DGCL generally prohibits certain Delaware corporations from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

The CGCL has no express anti-takeover provisions. Nevertheless, the California Financial Code and the Change in Bank Control Act would impose significant restrictions, and would require prior application to the California Department of Business Oversight as well as the FDIC.

*
the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the stockholder becoming an interested stockholder;

*
the interested stockholder acquires at least 85% of the voting stock (excluding shares held by officers, directors and certain employee stock plans) of the corporation in the transaction that causes the stockholder to become an interested stockholder; or

*
the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock (excluding stock owned by the interested stockholder).

The DGCL generally defines “business combination” to include merger; sale or other disposition to the interested stockholder of 10% or more of the assets of the corporation; subject to specified exceptions, a transaction by the corporation that results in an increase in the stock of the corporation owned by the interested stockholder; and other financial benefits provided to the interested stockholder by or through the corporation.

Generally, the DGCL defines an “interested stockholder” as (i) any person owning 15% or more of the outstanding voting stock of the corporation, or (ii) any affiliate or associate of the corporation that owned 15% or more of the voting stock of the corporation during the past three years.

Shareholder Meeting
Heartland	Founders
Annual Meetings. Under Heartland’s bylaws an annual meeting of the stockholders must be held on the Wednesday following the third Tuesday of May each year or on such other date as the board of directors may determine.

Special Meetings. Under the DGCL, a special meeting may be called by the board of directors or by other persons authorized by the certificate of incorporation or the bylaws. Heartland’s bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the vice chairman of the board, the president, the board, or at the written request of stockholders representing a majority of outstanding voting shares.

Annual Meetings. Under Founders’ bylaws an annual meeting of shareholders must be held annually at its main office at such time and date as the board of directors may determine.

Special Meetings. Under the CGCL, the board of directors, the chairperson of the board and holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, may call a special meeting of shareholders. Founders’ bylaws are consistent with the CGCL.

Submission of Shareholder Proposals
Heartland	Founders
Heartland’s bylaws provide that a stockholder must give notice to the secretary of Heartland not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting in order to bring business before an annual meeting. The notice must set forth as to each matter the stockholder proposes to bring before the meeting: (i) a description of the proposal and the reasons for the proposal; (ii) the name and address of the proposing stockholder; (iii) the number of shares of Heartland’s common stock beneficially owned by the stockholder; and (iv) any interest of the stockholder in the proposal.
Founders’ bylaws do not specify procedures with respect to business that may be brought by a shareholder at a meeting of shareholders.

Notice of Shareholder Meetings
Heartland	Founders
Heartland’s bylaws provide that it shall notify stockholders of the place, date, and time of a meeting not less than 10 nor more than 60 days before the date of the meeting or in the case of a merger or consolidation of Heartland requiring stockholder approval or a sale, lease or exchange of all or substantially all of Heartland’s property and assets, not less than 20 nor more than 60 days before the date of meeting. If the notice is for a meeting other than the annual meeting, the notice shall also specify the purpose or purposes for which the meeting is called.

Founders’ bylaws provide that it shall notify those shareholders entitled to vote of the date, time and place of each shareholders meeting not less than 10 nor more than 60 days before the meeting date.

Shareholder Vote Required for Mergers and Sales
Heartland	Founders
The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger; or (iii) either no shares of common stock of the surviving corporation are to be issued in the merger, or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.

In addition, the DGCL permits the merger of one corporation, of which at least 90% of the outstanding shares of each class is owned by another corporation, with or into the other corporation, without shareholder approval of either corporation.

Heartland’s certificate of incorporation provides that a merger or consolidation or a sale, lease or exchange of all or substantially all of Heartland’s property and assets requires the affirmative vote of 70% of Heartland’s voting shares unless such transaction (i) is approved by resolution adopted by not less than 66-2/3% of Heartland’s board of directors, (ii) is with a corporation of which the majority of the outstanding shares are owned by Heartland, or (iii) does not require stockholder approval pursuant to the DGCL.

The CGCL requires an agreement of merger to be approved by the affirmative vote of a majority of the outstanding shares of each class entitled to vote. Neither Founders’ Articles of Bylaws provide for any special voting requirements for mergers or sales.

Distributions
Heartland		Founders
The DGCL allows the board of directors to declare and pay dividends and other distributions to stockholders either out of surplus, or out of net profits for the current or preceding fiscal year in which the dividend is declared. A distribution out of net profits is not permitted if a corporation’s capital is less than the accumulated preference of preference shares, until the deficiency has been repaired.

Founders, as a non-banking California corporation, is subject to the restrictions under Section 500 of the CGCL on its ability to pay dividends to shareholders. Generally, a California corporation may not pay dividends unless:

In addition to the restrictions discussed above, Heartland’s ability to pay dividends to its stockholders may be affected by rules, regulations and policies of the Federal Reserve applicable to bank holding companies.
	*	the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution plus the preferential dividends arrears amount, if any; or
Under the certificate of designations of the Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D, Heartland is prohibited from paying dividends on any shares of parity stock or junior stock (other than a dividend payable solely in shares of junior stock) or redeeming shares of party stock or junior stock if it has failed to pay dividends on such series D preferred stock.
	*	Immediately after the distribution, the value of the corporation’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount.

Dissenters’ Rights of Appraisal
Heartland		Founders
Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and to vote:

Under the CGCL, a shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of reorganizations requiring shareholder approval. However, this right to dissent does not apply to: (i) the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange; (ii) the holders of any shares to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and (iii) the holders of any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except shares of any other corporation listed on the national securities exchange, cash in lieu of shares or any combination of shares and cash in lieu of shares.

*	the shares are listed on a national securities exchange; or
*	the shares are held of record by more than 2,000 stockholders.
Further no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving corporation.
Regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:
Founders’ shareholders are entitled to dissenters’ rights in the merger.
*	shares of stock of the corporation surviving or resulting from the merger or consolidation;
*
shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;

*	cash in lieu of fractional shares of the corporations described in either of the above; or
*	any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

Shareholder Class Voting Rights
Heartland	Founders
The DGCL provides that unless otherwise provided in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Under the CGCL, except as may be otherwise provided in the articles, each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote of shareholders. All shares of any one class have the same voting rights, preferences, privileges and restrictions, unless the class is divided into series. If a class is divided into series, all the shares of any one series shall have the same voting rights and other rights, preferences, privileges and restrictions.

Heartland’s certificate of incorporation provides that the Series A Junior Participating Preferred Stock shall have the right to vote with the common stock and shall have no other special voting rights unless Heartland fails to pay 6 consecutive quarterly dividends, in which case, the Series A may elect 2 additional directors to the board of directors which directors will hold office until Heartland pays such dividends. The Series B and Series C preferred stock have no voting rights except (i) on failure of Heartland to pay 6 quarterly dividends (in which case such holders may elect 2 additional directors to the board of directors which directors will hold office until Heartland pays such dividends), and (ii) a 66 2-3% affirmative class vote shall be required for authorization of any senior preferred stock, amendment to the terms of the preferred stock, any share exchange or reclassification involving the preferred stock or merger or consolidation of Heartland with another entity unless such preferred shares remain outstanding or converted into equivalent securities. The Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D, shall have the right to vote with the common stock on a converted basis and as a single class upon any amendment to the certificate of incorporation that would adversely affect their powers, preferences or special rights.

Although the Founders’ articles of incorporation authorize preferred stock, Founders has not established the voting rights, terms or preferences of any class of preferred stock and no shares are outstanding.

Indemnification
Heartland	Founders
A Delaware corporation is required to indemnify a present or former director or officer against expenses actually and reasonably incurred in an action that such person successfully defends on the merits or otherwise.

A corporation may indemnify any director, officer, employee or agent who is or is threatened to be made a party to a non-derivative proceeding against expenses, judgments and settlements incurred in connection with the proceeding, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. A director, officer, employee or agent made or threatened to be made a party to a derivative action can be indemnified to the same extent, except that indemnification is not permitted with respect to claims in which the person has been adjudged liable to the corporation unless the court determines to allow indemnity for expenses.

Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, shall be made by the corporation upon a determination by: (i) a majority vote of the disinterested directors even though less than a quorum; (ii) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (iii) independent legal counsel in a written opinion; or (iv) the stockholders. The statutory rights regarding indemnification are not exclusive.

Heartland’s bylaws provide that Heartland shall indemnify a director or officer made party to a proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses, judgments, fines and settlements in the circumstances that the Delaware statute allows, and under the authority of one of the groups specified above, excluding independent legal counsel.

The CGCL allows a corporation to indemnify any agent of the corporation against expenses and other amounts actually and reasonably incurred in a proceeding if the agent acted in good faith and in a manner the agent reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, provided that indemnification may not can be made: (i) in a derivative claim against the agent, unless the court shall determine that the person is fairly and reasonably entitled to indemnity for expenses; (ii) of amounts and expenses paid in settling or otherwise disposing of a pending action without court approval.

Any indemnification can be made only after a determination that indemnification of the agent is by: (i) a majority vote of disinterested directors (provided they constitute a quorum); (ii) by independent legal counsel in a written opinion; (iii) by shareholders (with the shares owned by the person to be indemnified not being entitled to vote); or (iv) by the court.

Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified.

The Founders articles and bylaws generally provide for indemnity of agents to the maximum extent permitted by California law.

Limitations on Directors’ Liability
Heartland	Founders
Under the DGCL, a Delaware corporation’s certificate of incorporation may eliminate director liability for all acts except: (i) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (ii) a breach of the duty of loyalty; (iii) improper personal benefits; or (iv) certain unlawful distributions. Heartland’s certificate of incorporation contains such an exculpatory provision.

Under the CGCL, director liability for monetary damages may be eliminated or limited in the articles of incorporation, except for certain enumerated actions such as actions and omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or actions taken in the absence of good faith. Both Founders’ articles of incorporation and bylaws contain such an exculpatory provision.

Amendment of Certificate or Articles of Incorporation
Heartland	Founders
Under the DGCL and unless the certificate requires a greater value, amendment to the Certificate of Incorporation may be adopted by holders of a majority of the voting shares at a meeting at which a quorum is present, provided that, a class of stockholders has the right to vote separately on an amendment if it would: (i) increase or decrease the aggregate number of authorized shares of the class; (ii) increase or decrease the par value of the shares of the class; or (iii) adversely change the powers, preferences, or special rights of the shares of the class.

The Heartland certificate of incorporation provides that the provisions regarding (i) amendment to bylaws and certificate of incorporation, (ii) the size, qualifications and classes of the board of directors, (iii) additional voting requirements, (iv) business combinations with interested stockholders, and (v) stockholder action by written consent, shall not be amended, changed or repealed unless approved by the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding stock entitled to vote thereon, unless such amendment, change or repeal was approved by at least 66-2/3% of the directors.

Under the CGCL, and subject certain provisions relating to class voting rights if there are multiple classes of shares outstanding, amendments may be adopted if approved by the board and approved by the affirmative vote of a majority of the outstanding voting shares.

Amendment of Bylaws
Heartland	Founders
Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.

Heartland’s certificate of incorporation and bylaws provide that the bylaws also may be amended, altered or repealed by (i) the stockholders, provided such amendment, alteration or repeal is approved by the affirmative vote of holders of not less than 70% of the outstanding shares of stock entitled to vote at an election of directors, or (ii) the affirmative vote of not less than 66 2/3% of the directors.

Under the CGCL, bylaws may be amended by approval of the outstanding shares or by the approval of the board. The articles or bylaws may restrict or eliminate the power of the board to amend the bylaws.

Shareholder Inspection Rights
Heartland	Founders
Under the DGCL, every stockholder of record has the right to inspect, upon written demand under oath stating the stockholder’s purpose for inspection, in person or by agent or attorney, the corporation’s stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.

Under the CGCL, a shareholder holding at least 5% in the aggregate of the outstanding voting shares of a corporation, shall have the absolute right to inspect and copy the record of shareholders’ names and addresses and shareholdings or obtain from a transfer agent a list of the shareholders’ names, addresses, and shareholdings, who are entitled to vote for the election of directors. Founders’ bylaws provide for this right upon five business days’ prior written demand.

CERTAIN OPINIONS
The validity of the shares of Heartland common stock offered by this proxy statement/prospectus has been passed upon for Heartland by Dorsey & Whitney LLP.
Katten Muchin Rosenman LLP has delivered an opinion concerning material federal income tax consequences of the merger. See “The Merger-Material United States Federal Income Tax Consequences of the Merger” on page 45.
EXPERTS
The consolidated financial statements of Heartland Financial USA, Inc. as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Heartland files annual, quarterly and current reports, proxy statements and other information with the SEC. Heartland’s SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document Heartland files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of The NASDAQ Global Select Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of Heartland’s public filings at The NASDAQ Global Select Market, you should call 1‑212‑401‑8700.
The SEC allows Heartland to incorporate by reference into this proxy statement/prospectus the information it files with the SEC. This allows Heartland to disclose important information to you by referencing those filed documents. Heartland has previously filed the following documents with the SEC and is incorporating them by reference into this proxy statement/prospectus:

•	Heartland’s Annual Report on Form 10‑K for the year ended December 31, 2015;

•	Heartland’s definitive proxy statement for its annual meeting of stockholders held May 19, 2016, filed on April 6, 2016;

•	Heartland’s Quarterly Reports on Form 10‑Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

•
Heartland’s Current Reports on Form 8‑K filed on January 20, 2016, January 21, 2016, January 25, 2016, February 11, 2016, March 16, 2016, April 8, 2016, April 20, 2016, April 25, 2016, May 20, 2016, July 21, 2016, July 25, 2016, October 20, 2016, October 31, 2016, and November 8, 2016; and

•
the description of Heartland’s common stock and preferred share purchase rights included in its registration statements on Form 8‑A filed with the SEC, including any amendment or reports filed for the purpose of updating such description, and in any other registration statement or report filed by us under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Heartland is also incorporating by reference any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this proxy statement/prospectus is a part and before the filing of a post-effective amendment to that registration statement that indicates that all securities offered hereunder have been sold or that deregisters all securities then remaining unsold. The most recent information that Heartland files with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this proxy statement/prospectus or any supplement at no cost by writing or telephoning us at:
Investor Relations
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001
(563) 589-2100
This document contains a description of the representations and warranties that each of Founders and Heartland made to the other in the merger agreement. Representations and warranties made by Founders, Heartland and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms of the agreements. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document, including the periodic and current reports and statements that Heartland files with the SEC.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus or any supplement hereto. Founders and Heartland have not authorized anyone to provide you with different information. You should not assume that the information in this proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front cover of those documents. The business, financial condition, results of operations and prospects of Founders and Heartland may have changed since those dates.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
DATED AS OF OCTOBER 29, 2016
BY AND BETWEEN
HEARTLAND FINANCIAL USA, INC.
AND
FOUNDERS BANCORP

i

4.15	Properties	A-22
4.16	Intellectual Property	A-23
4.17	Environmental Matters	A-23
4.18	Community REinvestment Act	A-24
4.19	Information Security	A-24
4.20	Tax Matters	A-25
4.21	Contracts and Commitments	A-27
4.22	Litigation	A-28
4.23	No Brokers or Finders	A-28
4.24	Employees	A-28
4.25	Employee Benefit Plans	A-30
4.26	Insurance	A-32
4.27	Affiliate Transactions	A-33
4.28	Compliance with Laws; Permits	A-33
4.29	Interest Rate Risk Management Instruments	A-33
4.30	No Guarantees	A-34
4.31	Regulatory Approvals	A-34
4.32	Fairness Opinion	A-34
4.33	Transactions in Securities	A-34
4.34	Registration Obligation	A-34
4.35	No Fiduciary Accounts	A-34
ARTICLE 5 CONDUCT OF THE PARTIES PENDING THE MERGER		A-34
5.1	Conduct of Business	A-34
5.2	Access to Information; Confidentiality	A-36
5.3	Notice of Developments	A-36
5.4	Certain Loans and Related Matters	A-37
5.5	Monthly Financial Statements and Pay Listings	A-37
5.6	Consents and Authorizations	A-37
5.7	Tax Matters	A-37
5.8	No Solicitation	A-37
5.9	Repair of Founders Bank Facility	A-38
5.10	Maintenance of Allowance for Loan and Lease Losses	A-38
5.11	Sale of Heartland or Premier Valley Assets	A-38
ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS		A-39
6.1	The Bank Merger	A-38
6.2	Filings and Regulatory Approvals	A-39
6.3	Title Insurance and Surveys	A-39
6.4	Shareholder Approval; Registration Statement	A-39
6.5	Establishment of Accruals	A-41
6.6	Employee Matters	A-41
6.7	Tax Treatment	A-42
6.8	Updated Schedules	A-42
6.9	Indemnification; Directors' and Officers' Insurance	A-42
6.10	Notice of Developments by Heartland	A-43
6.11	Determination of Adjusted Tangible Common Equity	A-43

ii

ARTICLE 7 CONDITIONS		A-43
7.1	Conditions to Obligations of Each Party	A-43
7.2	Additional Conditions to Obligation of Founders	A-44
7.3	Additional Conditions of Obligations to Heartland	A-45
ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		A-45
8.1	Reasons for Termination	A-45
8.2	Effect of Termination	A-47
8.3	Expenses	A-47
8.4	Founders Termination Payments	A-47
8.5	Amendment	A-47
8.6	Waiver	A-47
ARTICLE 9 GENERAL PROVISIONS		A-47
9.1	Press Releases and Announcements	A-47
9.2	Notices	A-47
9.3	Assignment	A-49
9.4	No Third Party Beneficiaries	A-49
9.5	Schedules	A-49
9.6	Interpretation	A-49
9.7	Severability	A-49
9.8	Complete Agreement	A-49
9.9	Governing Law	A-49
9.10	Venue	A-49
9.11	Specific Performance	A-50
9.12	Waiver of Jury Trial	A-50
9.13	Investigation of Representations, Warranties and Covenants	A-50
9.14	No Survival of Representations	A-50

SIGNATURES		A-51

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 29, 2016, is made and entered into by and between Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), and Founders Bancorp, a California corporation (“Founders”).

WHEREAS, the respective Boards of Directors of Heartland and Founders have determined that it is advisable and in the best interests of Heartland and Founders and their respective shareholders to consummate the merger of Founders with and into Heartland as described in Article 2 (the “Merger”);

WHEREAS, as a result of the Merger, the outstanding shares of Common Stock, without par value, of Founders (“Founders Common Stock”), will be converted into a combination of cash and shares of Common Stock, $1.00 par value, of Heartland (“Heartland Common Stock”);

WHEREAS, Founders owns all of the issued and outstanding capital stock of Founders Community Bank, a California corporation authorized to transact business in California as a bank (“Founders Bank”), and Heartland owns all of the issued and outstanding capital stock of Premier Valley Bank, a California corporation authorized to transact business in California as a bank (“Premier Valley”), and Heartland and Founders desire that Founders Bank be merged with and into Premier Valley simultaneously with, or immediately after, the Merger (the “Bank Merger”) pursuant to a Bank Merger Agreement (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit A;

WHEREAS, as an inducement to Heartland to enter into this Agreement, certain holders of Founders Common Stock who own approximately 29.6% of the outstanding shares of Founders Common Stock have entered into a Shareholder Voting Agreement dated the date hereof pursuant to which such holders have agreed to vote in favor of the Merger and all other transactions contemplated by this Agreement;

WHEREAS, Thomas J. Sherman, President and Chief Executive Officer of Founders (“Sherman”), has entered into the Sherman Employment Agreement (as defined in Article 1);

WHEREAS, each of the members of the Board of Directors of Founders (the “Founders Directors”) has entered into an Option Amendment Agreement (as defined in Article 1); and

WHEREAS, Heartland and Founders desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Heartland) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Founders or Founders Bank is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Founders or Founders Bank or (iii) in which Founders or Founders Bank issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of Founders or Founders Bank; or (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Founders or Founders Bank.

“Adjusted Tangible Common Equity” means (a) sum of (i) the Total Stockholders’ Equity of Founders, determined in accordance with GAAP as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the operations of Founders through the Effective Time, and (ii) the Determination Date Transaction Expenses, less (b) the sum of (1) the value of Intangible Assets determined as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the operations of Founders through the Effective Time, and (2) the aggregate Option Exercise Proceeds received by Founders through the close of business on the Determination Date. For purposes of the foregoing definition, “a reasonable projection of operations” will be based on the average monthly operations of Founders during the period from June 30, 2016 through the Determination Date.

“Affiliate” has the meaning set forth in Rule 12b‑2 under the Exchange Act.

“Aggregate Merger Consideration” means (a) the sum of (i) $29,137,000, and (ii) the Option Exercise Proceeds, less (b) the amount, if any, by which Transaction Expenses exceed $1,600,000; provided, however, that (1) if the Adjusted Tangible Common Equity is less than $18,300,000, then the “Aggregate Merger Consideration” will be equal to (A) the amount determined in accordance with the foregoing formula, less (B) the amount by which the Adjusted Tangible Common Equity is below $18,300,000 (but in no event will such amount referred to in this clause (B) be greater than $5,000,000), and (2) if the Adjusted Tangible Common Equity is greater than $18,600,000, then the “Aggregate Merger Consideration” will be equal to (x) the amount determined in accordance with the foregoing formula, plus (y) the amount by which the Adjusted Tangible Common Equity exceeds $18,600,000 (but in no event will such amount referred to in this clause (y) be greater than $5,000,000).

“Aggregate Merger Consideration Per Share” means an amount equal to (a) the Aggregate Merger Consideration, divided by (b) the Fully Diluted Shares Outstanding.

“Aggregate Option Consideration” means the aggregate amount of all cash payments made by Heartland to holders of Founder Stock Options pursuant to Section 2.9.

“Average Closing Price” means (a) the sum, for each of the twenty (20) trading days ending on and including the fifth (5th) Business Day prior to the Closing Date, of the product of (i) the closing price of Heartland Common Stock as quoted on the NASDAQ Global Select Market for such trading day multiplied by, (ii) the trading volume of Heartland Common Stock reported on the NASDAQ Global Select Market for such trading day, divided by (b) the aggregate trading volume over such twenty (20) day period; provided, however, that (x) if the Average Closing Price as so determined is greater than $42.78, the Average Closing Price will be deemed to be $42.78, and (y) if the Average Closing Price as so determined is less than $31.62, the Average Closing Price will be deemed to be $31.62.

“Business Day” means any day other than Saturday, Sunday or a day on which a state bank is required to be closed under California Law.

“Cash Consideration Per Share” means an amount of cash equal to 30% of the Aggregate Merger Consideration Per Share.

“Charter” means (a) with respect to any corporation or banking association, those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable Law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificates of merger or consolidation, and (b) with respect to any partnership, those agreements and instruments that at that time constitute the partnership agreement as filed or recorded under the partnership or other applicable Law of the jurisdiction of organization, or executed by the partners of such partnership, including any amendments thereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Consideration Per Share” means a number of shares of Heartland Common Stock equal to (a) 70% of the Aggregate Merger Consideration Per Share, divided by (b) the Average Closing Price.

“Commonly Controlled Entity” means any entity under common control with Founders within the meaning of Sections 414(b), (c), (m), (o) or (t) of the Code.

“Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.

“Contract” means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.

“Converted Common Shares” means the shares of Founders Common Stock that will be converted into Common Stock Consideration Per Share and Cash Consideration Per Share pursuant to Section 2.3(a).

“CRA” means the Community Reinvestment Act.

“Determination Date” means the last Business Day of the month immediately preceding the month in which the Effective Time occurs.

“Determination Date Transaction Expenses” means the amount of Transaction Expenses (determined on an after-Tax basis assuming a combined federal and state income Tax rate of 40%) (a) paid and expensed by Founders or Founders Bank through the close of business on the Determination Date, or (b) reflected as accrued expenses on the Founders Determination Date Balance Sheet.

“Disclosure Schedules” means the Schedules delivered by Founders to Heartland on or prior to the date of this Agreement, which will neither be attached to this Agreement nor publicly available.

“Election Deadline” means 5:00 p.m., Pacific Time, on the Business Day that Heartland and Founders mutually agree is approximately ten (10) Business Days prior to the Closing Date, or such other date upon which Heartland and Founders will mutually agree.

“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Agent” means Computershare, Inc.

“Founders Common Shares Outstanding” means, immediately before the Effective Time, the number of shares of Founders Common Stock issued and outstanding.

“Founders Determination Date Balance Sheet” means the consolidated balance sheet of Founders prepared by Founders in accordance with GAAP as of the Determination Date pursuant to Section 6.11.

“Founders Stock Option Plan” means the Founders Community Bank 2005 Stock Option Plan, which was assumed by Founders on July 5, 2007.

“Fully Diluted Shares Outstanding” means, as of the Effective Time, the number of shares of Founders Common Stock issued and outstanding assuming exercise of all Founders Stock Options then vested but unexercised and outstanding.

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis during the periods involved.

“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to applicable Law.

“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

“Indebtedness” means, with respect to any Person, without duplication: (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the Ordinary Course of Business); (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person; (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for services and supplies incurred in the Ordinary Course of Business); (vi) all lease obligations of such Person that are required to be or otherwise are capitalized on the books and records of such Person in accordance with GAAP; (vii) all obligations of others secured by a lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof); (ix) all letters of credit or performance bonds issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices); and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

“Intangible Asset” means any asset of Founders that is considered an intangible asset under GAAP, including goodwill.

“Intellectual Property” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (c) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (d) all datasets, databases and related documentation; and (e) all other intellectual property and proprietary rights.

“Knowledge of Founders,” “Knowledge of Heartland” or other similar phrase means facts and other information which the chief executive officer, the president, any executive vice president, the chief financial officer, the chief operating officer, the chief credit officer or the chief human resources officer (and any officer superior to any of the foregoing) of Founders or Heartland, as the case may be, actually knows after due inquiry.

“Law” means any constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty of any Governmental Entity.

“Liability” means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.

“Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.

“Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could reasonably be expected to have, a material adverse effect on the business, assets, properties, financial condition or results of operations of Founders and Founders Bank, taken as a whole, or Heartland and its Subsidiaries, taken as a whole, as the case may be; provided, however, that “Material Adverse Effect” will not be deemed to include the impact of (a) changes after the date hereof in Laws of general applicability to banks and bank holding companies, (b) changes after the date hereof in GAAP or regulatory accounting requirements generally applicable to banks and bank holding companies, (c) changes after the date hereof in economic conditions generally affecting banks and bank holding companies, (d) the public announcement or pendency of the Merger, including litigation related to the Merger and the impact of the Merger on relationships with customers or employees, and (e) with respect to Founders, the effects of any action taken with the prior consent of Heartland or as otherwise required by this Agreement; further provided, however, that the effect of any of the changes described in clauses (a) through (c) will not be excluded from the definition of “Material Adverse Effect” to the extent they have a disproportionate impact on Founders and Founders Bank as a whole, on the one hand, or Heartland and its Subsidiaries as a whole, on the other hand, as measured relative to similarly situated companies in the financial services industry.

“Merger Consideration” means the Common Stock Consideration Per Share and the Cash Consideration Per Share.

“Option Amendment Agreement” means the Amendment to Stock Option Agreement dated the date hereof among Founders, Heartland and each Founders Director, which will become effective immediately prior to the Effective Time and which will result in the cancellation of all Founders Stock Options held by Founders Directors scheduled to vest on or after April 1, 2017.

“Option Exercise Proceeds” means the sum of (a) the aggregate cash proceeds received by Founders upon the exercise of any Founders Stock Options between the date of this Agreement and the Effective Time, and (b) the aggregate cash proceeds that would have been received by Founders upon exercise of any Founders Stock Options that remain unexercised and outstanding as of the Effective Time.

“Ordinary Course of Business” means the ordinary course of business of Founders and Founders Bank consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).

“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made and adequate accruals or reserves have been established in connection with any such contest), (b) Encumbrances of carriers, warehousemen, mechanics’ and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (c) easements, rights of way and restrictions, zoning ordinances and other similar Encumbrances affecting the Real Property and which do not unreasonably restrict the use thereof in the Ordinary Course of Business, (d) statutory Encumbrances in favor of lessors arising in connection with any property leased to Founders or Founders Bank, (e) Encumbrances reflected in the Latest Balance Sheets and the Related Statements or arising under Material Contracts and (f) Encumbrances that will be removed prior to or in connection with the Closing.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.

“Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (a) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (b) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not Tax qualified and whether or not defined in Section 3(2) of ERISA) or (c) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (i) that is maintained or contributed to by Founders, Founders Bank or any Commonly Controlled Entity, (ii) that Founders, Founders Bank or any other Commonly Controlled Entity has committed to implement, establish, adopt or contribute to in the future, (iii) for which Founders, Founders Bank or any other Commonly Controlled Entity is or may be financially liable as a result of the direct sponsor’s affiliation with Founders, Founders Bank or Founders’ shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by Founders, Founders Bank or any other Commonly Controlled Entity for the benefit of its employees or former employees) or (iv) for or with respect to which Founders, Founders Bank or any other Commonly Controlled Entity is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. “Plan” does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither Founders, Founders Bank nor any other Commonly Controlled Entity has any present or potential Liability.

“Remedies Exception” means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

“Return” means any return, declaration, report, estimate, information return or statement pertaining to any Taxes.

“Severance Costs” means all amounts paid or payable to any employee of Founders or Founders Bank as a result of the execution of this Agreement or the performance and consummation of the transactions contemplated hereby (including any amounts due and payable pursuant to any existing employment, change in control, salary continuation, deferred compensation, non-competition, retention, bonus or other similar agreement, plan or arrangement); provided, however, that Severance Costs will not include any payments made by (i) Heartland pursuant to Section 6.6(c), (ii) Founders and Founders Bank to a Founders Employee as a retention bonus at the request of or with the prior written approval of Heartland, (iii) Heartland as a retention bonus to a Founders Employee, or (iv) Heartland to Sherman.

“Sherman Change in Control Agreement” means the Agreement effective as of March 20, 2013 among Founders, Founders Bank and Sherman.

“Sherman Employment Agreement” means the Employment Agreement dated as of the date hereof among Heartland, Premier Valley and Sherman, which will become effective as of the Effective Time and which will supersede the Sherman

Change in Control Agreement and result in Sherman not receiving any compensation or benefits following a Change in Control (as defined in the Sherman Change in Control Agreement) pursuant to Section 4 or any other provision of the Sherman Change in Control Agreement as a result of Sherman’s termination of employment with Premier Valley or any other Affiliate of Heartland on or after the Effective Time.

“Subsidiary” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, in which such Person, directly or indirectly (a) has a 50% or more equity interest or (b) owns at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions; provided, however, that the term will not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

“Superior Proposal” means any Acquisition Proposal by a third party on terms which the Board of Directors of Founders determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable Law.

“Targeted Cash Consideration” means an amount equal to (a) the Cash Consideration Per Share, multiplied by (b) the Founders Common Shares Outstanding.

“Targeted Stock Consideration” means an amount equal to (a) the Common Stock Consideration Per Share, multiplied by (b) the Founders Common Shares Outstanding.

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity upon Founders or Founders Bank.

“Transaction Documents” means this Agreement, the Bank Merger Agreement, the Shareholder Voting Agreement, the Option Amendment Agreements, the Sherman Employment Agreement and any and all other agreements, certificates and documents required to be delivered by either party hereto prior to or at the Closing pursuant to the terms of this Agreement.

“Transaction Expenses” means all amounts paid, to be paid, accrued or to be accrued by Founders or Founders Bank (or by Heartland or Premier Valley, as successors to Founders and Founders Bank, respectively) that arise out of or in connection with the execution of this Agreement and the performance and consummation of the transactions contemplated hereby (whether arising before, at or after the Effective Time), including (a) legal, accounting and financial advisory fees or commissions, (b) Severance Costs, (c) termination fees or other expenses incurred in connection with the termination of any Contract of Founders or Founders Bank (including Contracts relating to information technology or card services), (d) premiums or other expenses relating to the D&O Insurance, and (e) Liabilities for Taxes arising out of such transactions.

The following terms not defined above are defined in the sections indicated below:

Definition	Defined
Agreement	Preamble
Aggregate Cash Amount	2.6(f)
ALLL	4.8
Bank Holding Company Act	3.1(a)
Bank Merger	Recitals
Bank Merger Agreement	Recitals
Bank Regulators	3.12
Bank Regulatory Approvals	3.2
Blue Sky Laws	3.2
Board Recommendation	6.4(a)

California Certificate of Merger	2.2(d)
Cash Election	2.6(a)
Cash Election Shares	2.6(a)
CGCL	2.1
CDFI	3.2
CFC	3.2
Change of Board Recommendation	6.4(a)
Closing	2.10
Closing Date	2.10
Code	Recitals
D&O Insurance	6.9(b)
Davidson	4.23
Delaware Certificate of Merger	2.2(d)
Department	4.24(a)
DGCL	2.1
Dissenting Shareholder	2.8(a)
Dissenting Shares	2.8(b)
Effective Date	2.2(d)
Effective Time	2.2(d)
Election Form	2.6(g)
Environmental Costs	4.17(a)(i)
Environmental Law	4.17(a)(ii)
Exchange Act	3.2
Expenses	8.3
FDIA	3.1(b)
FDIC	3.2
Founders	Preamble
Founders Annual Financial Statements	4.5(a)
Founders Bank	Recitals
Founders Bank Annual Financial Statements	4.5(b)
Founders Bank Common Stock	4.3
Founders Bank Financial Statements	4.5(b)
Founders Bank Preferred Stock	4.3
Founders Common Stock	Recitals
Founders Directors	Recitals
Founders Employees	6.6(a)
Founders Financial Statements	4.5(a)
Founders IT Systems	4.19(c)
Founders Preferred Stock	4.3
Founders Regulatory Reports	4.10
Founders Stock Option	2.9
Fractional Share Amount	2.3(b)
FRB	3.2
Hazardous Materials	4.17(a)(iii)
Heartland	Preamble
Heartland Common Stock	Recitals
Heartland Plans	6.6(b)
Heartland Regulatory Reports	3.7
Heartland 10-K Reports	3.5(a)
Heartland 10-Q Report	3.5(a)

Indemnified Party	6.9(a)
Latest Balance Sheets	4.5(c)
Latest Founders Balance Sheet	4.5(a)
Latest Founders Bank Balance Sheet	4.5(b)
Leased Real Property	4.15(c)
Letter of Transmittal	2.6(g)
List	4.17(a)(iv)
Material Contracts	4.21(a)
Materially Burdensome Regulatory Condition	7.1(a)
Merger	Recitals
Mixed Election	2.6(e)
NASDAQ	3.2
No Election Shares	2.6(f)
Operating Real Property	4.15(c)
Option Consideration	2.9
OREO	4.7(b)
Owned Real Property	4.15(b)
Prospectus/Proxy Statement	6.4(b)
Real Property	4.15(c)
Reallocated Cash Shares	2.6(d)(ii)
Reallocated Stock Shares	2.6(b)(ii)
Registration Statement	6.4(b)
Regulatory Action	4.17(a)(v)
Related Founders Bank Statements	4.5(b)
Related Founders Statements	4.5(a)
Related Statements	4.5(c)
Release	4.17(a)(vi)
Representatives	5.8(a)
Required Founders Shareholder Vote	4.2
Required Consents	5.6
SEC	3.5(a)
Securities Act	3.2
Shareholder Meeting	6.4(a)
Sherman	Recitals
Stock Election	2.6(c)
Stock Election Shares	2.6(c)
Surviving Corporation	2.1
Termination Date	8.1(d)(i)
Third-Party Environmental Claim	4.17(a)(vii)
Title Objection	6.3(b)
Transfer Taxes	5.7(c)
Work Permits	4.24(a)

ARTICLE 2
MERGER

2.1The Merger. Under the terms of this Agreement and subject to the satisfaction or waiver of the conditions set forth in Article 7, at the Effective Time, Founders will be merged with and into Heartland. Heartland, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 252 of the Delaware General Corporation Law (the “DGCL”) and Chapter 11 of the California General Corporation Law (the “CGCL”).

2.2Effect of Merger.

(a)At the Effective Time, Founders will be merged with and into Heartland, and the separate existence of Founders will cease. The Charter and the Bylaws of Heartland, as in effect immediately prior to the Effective Time, will be the Charter and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable Law. The directors and officers of Heartland immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and shall qualify.

(b)At the Effective Time and thereafter, the Surviving Corporation will be responsible and liable for all the Liabilities, Indebtedness and penalties of each of Heartland and Founders.

(c)At the Effective Time and thereafter, the Surviving Corporation will possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Heartland and Founders; all property, real, personal and mixed, and all Indebtedness due on whatever account, and all and every other interest, of or belonging to or due to each of Heartland and Founders, will be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in Heartland or Founders, will not revert or be in any way impaired by reason of the Merger.

(d)To effect the Merger, the parties hereto will cause a Certificate of Merger substantially in the form attached hereto as Exhibit B (the “Delaware Certificate of Merger”) and a Certificate of Merger in the form required by the Secretary of State of California (the “California Certificate of Merger”) relating to the Merger to be filed with the Secretary of State of Delaware and the Secretary of State of California, respectively. The Merger will become effective upon the filing of the Delaware Certificate of Merger. As used herein, the term “Effective Date” will mean the date on which the Merger will become effective as provided in the preceding sentence, and the term “Effective Time” will mean the time on the Effective Date when the Merger will become effective. The Effective Date and the Effective Time will take place on the Closing Date.

2.3Conversion of Founders Common Stock.

(a)To effectuate the Merger, at the Effective Time, and without any further action of Heartland, Founders or any holder of Founders Common Stock, subject to Section 2.6, each issued and outstanding share of Founders Common Stock (other than shares to be canceled pursuant to 2.3(c) and Dissenting Shares) will be converted into, and will be canceled in exchange for, the right to receive, at the election of the holder thereof as provided in Section 2.6, the Aggregate Merger Consideration Per Share in the form of cash, Heartland Common Stock or a combination thereof.

(b)No fractional shares of Heartland Common Stock will be issued for Converted Common Shares, and in lieu of any fractional share, Heartland will pay to each holder of Converted Common Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock, an amount of cash (without interest) equal to the product of (i) the Average Closing Price multiplied by (ii) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

(c)Each share of Founders Common Stock held as treasury stock of Founders or held directly or indirectly by Heartland, other than shares held in a fiduciary capacity or in satisfaction of Indebtedness previously contracted, will be canceled, retired and cease to exist, and no exchange or payment will be made with respect thereto.

2.4Adjustments to Heartland Common Stock. If, between the date hereof and the Effective Time, shares of Heartland Common Stock will be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon will be declared with a record date within such period, then the number of shares of Heartland Common Stock issued to holders of Converted Common Shares at the Effective Time pursuant to this Agreement will be appropriately and proportionately adjusted so that the number of such shares of Heartland Common Stock (or such class of shares into which shares of Heartland Common Stock have been changed) that will be issued in exchange for the Converted Common Shares will equal the number of such shares that the holders of Converted Common Shares would have received pursuant to such classification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefor been immediately following the Effective Time.

2.5Rights of Holders of Founders Common Stock; Capital Stock of Heartland.

(a)At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented the Converted Common Shares will be deemed for all purposes to evidence the right to receive the Merger Consideration for the Converted Common Shares, and the record holder of such outstanding stock certificate will, after the Effective Time, be entitled to vote the shares of Heartland Common Stock into which such shares of Founders Common Stock will have been converted on any matters on which the holders of record of Heartland Common Stock, as of any date subsequent to the Effective Time, will be entitled to vote. In any matters relating to such stock certificates, Heartland may rely conclusively upon the record of shareholders maintained by Founders containing the names and addresses of the holders of record of Founders Common Stock at the Effective Time.

(b)At and after the Effective Time, each share of capital stock of Heartland issued and outstanding immediately prior to the Effective Time will remain an issued and existing share of capital stock of the Surviving Corporation and will not be affected by the Merger.

2.6Stock Elections and Cash Elections; Election Procedures.

The Exchange Agent will effect the allocation among holders of Founders Common Stock of rights to receive the Aggregate Merger Consideration Per Share in the form of cash, Heartland Common Stock or a combination thereof in the Merger as follows:

(a)Cash Election. Each record holder of shares of Founders Common Stock immediately prior to the Effective Time will be entitled to elect to receive cash for all or any part of such holder’s shares of Founders Common Stock (a “Cash Election”). Shares of Founders Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Any Dissenting Shares will be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof will in no event be classified as holders of Reallocated Stock Shares. The number of Cash Election Shares times the Aggregate Merger Consideration Per Share may not exceed the Targeted Cash Consideration.

(b)Cash Election Shares.

(i)If the amount equal to (x) the number of Cash Election Shares, multiplied by (y) the Aggregate Merger Consideration Per Share is less than or equal to the Targeted Cash Consideration, then each Cash Election Share (subject to Section 2.8 with respect to Dissenting Shares) will be converted into the right to receive the Aggregate Merger Consideration Per Share in cash.

(ii)If the amount equal to (x) the number of Cash Election Shares, multiplied by (y) the Aggregate Merger Consideration Per Share is more than the Targeted Cash Consideration, then the Exchange Agent will convert on a pro rata basis a sufficient number of Cash Election Shares (excluding any Dissenting Shares) (“Reallocated Stock Shares”) such that the product of (A) the number of remaining Cash Election Shares (including Dissenting Shares) multiplied by (B) the Aggregate Merger Consideration Per Share equals the Targeted Cash Consideration, and each Reallocated Stock Share will be converted into the right to receive the number of shares of Heartland Common Stock determined by dividing (X) the Aggregate Merger Consideration Per Share, by (Y) the Average Closing Price; and each Cash Election Share (subject to Section 2.8 with respect to Dissenting Shares) which is not a Reallocated Stock Share will be converted into the right to receive the Aggregate Merger Consideration Per Share in cash.

(c)Stock Election. Each record holder of shares of Founders Common Stock immediately prior to the Effective Time will be entitled to elect to receive shares of Heartland Common Stock for all or any part of such holder’s shares of Founders Common Stock (a “Stock Election”). Shares of Founders Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” The number of Stock Election Shares times the Aggregate Merger Consideration Per Share may not exceed the Targeted Stock Consideration.

(d)Stock Election Shares.

(i)If the amount equal to (x) the number of Stock Election Shares, multiplied by (y) the Aggregate Merger Consideration Per Share is equal to or less than the Targeted Stock Consideration, then each Stock Election Share will be converted into the right to receive the number of shares of Heartland Common Stock determined by dividing (A) the Aggregate Merger Consideration Per Share, by (B) the Average Closing Price.

(ii)If the number of Stock Election Shares times the Aggregate Merger Consideration Per Share is more than the Targeted Stock Consideration, then the Exchange Agent will convert on a pro rata basis a sufficient number of Stock Election Shares (“Reallocated Cash Shares”) such that (x) the number of remaining Stock Election Shares, multiplied by (y) the Aggregate Merger Consideration Per Share equals the Targeted Stock Consideration, and each Reallocated Cash Share will be converted into the right to receive the Aggregate Merger Consideration Per Share in cash; and each Stock Election Share which is not a Reallocated Cash Share will be converted into the right to receive the number of shares of Heartland Common Stock determined by dividing (A) the Aggregate Merger Consideration Per Share by (B) the Average Closing Price.

(e)Mixed Election. With respect to each holder of shares of Founders Common Stock who elects to receive cash with respect to some of such holder’s shares of Founders Common Stock and shares of Heartland Common Stock with respect to such holder’s remaining shares of Founders Common Stock (a “Mixed Election”), each share of Founders Common Stock that such holder elects to be converted into the right to receive the Aggregate Merger Consideration Per Share in cash will be treated as a Cash Election Share, and each share that such holder elects to be converted into the right to receive the number of shares of Heartland Common Stock determined by dividing (i) the Aggregate Merger Consideration Per Share by (ii) the Average Closing Price will be treated as a Stock Election Share.

(f)No Election Shares. If a shareholder either (i) does not submit a properly completed Election Form in a timely fashion, (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, or (iii) fails to perfect his, her or its right to dissent under applicable Law, the shares of Founders Common Stock held by such shareholder will be designated “No Election Shares.” “No Election Shares” will be deemed not subject to a Cash Election, a Stock Election or a Mixed Election. If Heartland or the Exchange Agent will determine that any purported Election was not properly made, the shares of Founders Common Stock subject to such improperly made Election will be treated as “No Election Shares.” “No Election Shares” will be treated as Cash Election Shares or Stock Election Shares, as Heartland will determine so as to minimize the amount of cash to be received by holders making Stock Elections and the amount of Heartland Common Stock to be received by holders making Cash Elections.

(g)Election Form and Letter of Transmittal. An election form (an “Election Form”), a letter of transmittal (a “Letter of Transmittal”) (which will specify that delivery will be effected, and the risk of loss and title to the certificates theretofore representing shares of Founders Common Stock will pass, only upon delivery of such certificates to Heartland (or a paying agent appointed by Heartland), and instructions for use in submitting a Cash Election, a Stock Election or a Mixed Election and effecting the surrender of the certificates for Founders Common Stock, as the case may be, will be mailed to each holder of record of shares of Founders Common Stock as of the record date for the Shareholder Meeting simultaneously with, or as soon as practicable after, the mailing of the Prospectus/Proxy Statement, and in any event at least twenty (20) Business Days prior to the date on which the Election Deadline occurs. Each Election Form will permit the holder of shares of Founders Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Stock Election or a Mixed Election, or to indicate that the holder makes no such election with respect to such holder’s shares of Founders Common Stock. Heartland will make available one or more Election Forms and Letters of Transmittal as may be reasonably requested by all Persons who become holders (or beneficial owners) of shares of Founders Common Stock after the record date for the Shareholder Meeting and prior to the Election Deadline, and Founders will provide the Exchange Agent with all information reasonably necessary for it to perform its obligations as specified herein.

(h)Effective Election. Any Cash Election, Stock Election or Mixed Election will have been properly made only if the Exchange Agent has actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by a holder of shares of Founders Common Stock as of the record date for the Shareholder Meeting (or any other Person to whom shares of Founders Common Stock are transferred after such record date) by submitting such Election Form to the Exchange Agent only if such Election Form is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent will have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form. Any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. Neither Heartland nor the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

(i)Pro Rations. The calculations necessary for the pro rations required by Sections 2.6(b) and (d) initially will be prepared by the Exchange Agent. Any calculation relating to a portion of a share of Founders Common Stock will be rounded to the nearest ten-thousandth of a share, and any cash payment will be rounded to the nearest cent. Heartland and Founders mutually will agree that the calculations made by the Exchange Agent are correct. If Heartland and Founders disagree on whether any of the calculations of the Exchange Agent are correct, the parties will use all reasonable efforts to resolve any such disagreement to permit the Closing to occur on the scheduled Effective Date.

(j)Tax Adjustment. Notwithstanding anything in this Section 2.6 to the contrary, the sum of (i) the aggregate amount of cash that will be issued to holders of Founders Common Stock in the Merger, (ii) any cash amounts to be paid as Fractional Share Amounts pursuant to Section 2.3(b), (iii) any cash amounts to be paid for Dissenting Shares pursuant to Section 2.8 (assuming for purposes of such calculation that the cash to be paid for each Dissenting Share is equal to the Aggregate Merger Consideration Per Share), (iv) any other amounts paid by Heartland, Founders or their Affiliates to or on behalf of any shareholder of Founders in connection with the sale, redemption or other disposition of any shares of capital stock of Founders in connection with the Merger for purposes of Treasury Regulation Sections 1.368-1(e), and (v) the amount of any dividend distributed by Founders (other than ordinary and regular dividends distributed in accordance with Founders’ historic practice) prior to and in connection with the Merger for purposes of Treasury Regulation Section 1.368-1(e) (the sum of such amounts, the “Aggregate Cash Amount”) will not exceed 60% of the Aggregate Merger Consideration. If the Aggregate Cash Amount would exceed 60% of the Aggregate Merger Consideration, Heartland may, but will not be required to, either increase the number of shares of Heartland Common Stock issued in the Merger or increase the Stock Election Shares and correspondingly decrease the Cash Election Shares, so that the Aggregate Cash Amount does not exceed 60% of the Aggregate Merger Consideration.

2.7Payment and Exchange of Certificates.

(a)Payment of Merger Consideration; Exchange of Certificates. Within ten (10) Business Days after the latest to occur of (a) the Closing or (b) the delivery of the Election Form to the Exchange Agent and surrender to Heartland or to a paying agent appointed by Heartland of any certificate which prior to the Effective Date represented a Converted Common Share, Heartland or such paying agent will distribute to the Person in whose name such certificate is registered, the Merger Consideration as adjusted by the Stock Elections, Cash Elections and Mixed Elections received by the Exchange Agent prior to the Closing Date and, if applicable, cash in the amount of any Fractional Share Amount.

(b)Failure to Surrender Certificates. If outstanding certificates formerly representing Converted Common Shares are not surrendered prior to the date on which the Merger Consideration to which any holder of such shares is entitled as a result of the Merger would otherwise escheat to or become the property of any Governmental Entity, the unclaimed Merger Consideration will, to the extent permitted by abandoned property and any other applicable Law, become the property of Heartland (and to the extent not in Heartland’s possession will be paid over to Heartland), free and clear of any and all claims or interest of any Person. Notwithstanding the foregoing, neither Heartland nor any other Person will be liable to any former holder of capital stock of Founders for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar Laws.

(c)Lost Certificates. In the event that any certificate representing Founders Common Stock will have been lost, stolen or destroyed, Heartland will issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to Heartland’s paying agent, the Merger Consideration; provided, however, that Heartland or Heartland’s paying agent may, as a condition precedent to the issuance and payment of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Heartland, Founders or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

(d)Dividends. Until outstanding certificates formerly representing Converted Common Shares are surrendered as provided in Section 2.7(a) and (c), no dividend or distribution payable to holders of record of shares of Heartland Common Stock will be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there will be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of Heartland Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Time.

(e)Full Satisfaction. All Merger Consideration issued and paid upon the surrender for exchange of Converted Common Shares in accordance with the terms and conditions of this Agreement will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Converted Common Shares.

2.8Dissenting Shares.

(a)Notwithstanding any provision of this Agreement to the contrary, any shares of Founders Common Stock held by a Person (a “Dissenting Shareholder”) who has demanded and perfected a demand for purchase of his, her or its shares of Founders Common Stock at fair market value in accordance with Chapter 13 of the CGCL and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its right to such demand will not represent a right to receive Merger

Consideration pursuant to Section 2.3(a), but in lieu thereof the holder thereof will be entitled to only such rights as are granted by Chapter 13 of the CGCL.

(b)Notwithstanding the provisions of Section 2.8(a), if any Dissenting Shareholder demanding purchase of such Dissenting Shareholder’s shares of Founders Common Stock (“Dissenting Shares”) under Chapter 13 of the CGCL will effectively withdraw or lose (through failure to perfect or otherwise) such Dissenting Shareholder’s right to demand such purchase, then, as of the Effective Time or the time of such withdrawal or loss, whichever occurs later, the Dissenting Shares will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.3(a) upon surrender of the certificate or certificates representing such Dissenting Shares, without any interest thereon.

(c)Founders will give Heartland prompt notice of any demands by a Dissenting Shareholder for purchase of his, her or its shares of Founders Common Stock at fair market value, or notices of intent to demand such payment received by Founders pursuant to Chapter 13 of the CGCL, and Heartland will have the right, at its expense, to direct in all negotiations and proceedings with respect to such demands. Founders will not, except with the prior written consent of Heartland or as otherwise required by Law, make any payment with respect to, or settle, or offer to settle, any such demands.

2.9Founders Stock Options. At the Effective Time, each option to purchase shares of Founders Common Stock (a “Founders Stock Option”) which is outstanding, vested and unexercised immediately prior to the Effective Time will be cancelled in exchange for the right to receive from Heartland a single lump sum cash payment equal to the product of (a) the number of shares of Founders Common Stock subject to such Founders Stock Option immediately prior to the Effective Time, and (b) the excess of the Aggregate Merger Consideration Per Share over the exercise price per share of such Founders Stock Option (the “Option Consideration”), less any applicable Taxes required to be withheld with respect to such payment in accordance with Section 2.11. Founders agrees to deliver the notification required by Section 11(b)(i) of the Founders Stock Option Plan to all holders of Founders Stock Options in accordance with the terms of such Section 11(b)(i). From and after the Effective Time, other than as expressly set forth in this Section 2.9, no holder of a Founders Stock Option will have any other rights with respect to such Founders Stock Option or the Founders Stock Option Plan other than to receive other than the Option Consideration. Subject to the foregoing, all Founders Stock Options will terminate at the Effective Time, and the surrender of a Founders Stock Option to Heartland in exchange for the Option Consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such Founders Stock Option or the Founders Stock Option Plan.

2.10The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Heartland located at 1398 Central Avenue, Dubuque, Iowa, or at a location otherwise agreed upon by Founders and Heartland. The Closing will take place as soon as practicable once the conditions in Article 7 have been satisfied or waived but in any event within ten (10) Business Days after the date on which all such conditions have been satisfied or waived, unless the parties otherwise agree (the “Closing Date”). The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)Subject to the conditions set forth in this Agreement, on the Closing Date, Founders will deliver to Heartland:
(i)the certificate of Founders, dated the Closing Date, required by Section 7.3(c);

(ii)the certificate of Founders, dated the Closing Date, required by Section 7.3(d);

(iii)a certificate of Founders dated the Closing Date (A) stating the number of shares of Founders Common Stock outstanding immediately prior to the Effective Time, (B) except as otherwise provided in such certificate, stating that there are no other shares of capital stock of Founders or options, warrants, rights to acquire, or securities convertible into capital stock of Founders, outstanding as of the Closing Date, and (C) the maximum number of potential Dissenting Shares;

(iv)a copy of the text of the resolutions adopted by the Board of Directors of Founders authorizing the execution, delivery and performance of this Agreement, certified by an appropriate officer of Founders;

(v)a copy of the text of the resolutions adopted by the shareholders of Founders approving the Merger, certified by an appropriate officer of Founders

(vi)duly executed copies of all Required Consents;

(vii)a copy of the text of the resolutions adopted by the Board of Directors of Founders Bank, and by Founders as the sole shareholder of Founders Bank, authorizing the Bank Merger;

(viii)certificates representing all outstanding shares of Founders Bank Common Stock, which will be free of any Encumbrance;
(ix)the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of Founders and Founders Bank;

(x)evidence of title insurance commitments, policies, and riders in accordance with Section 6.3;

(xi)releases of all Encumbrances on the Operating Real Property, other than Permitted Encumbrances;

(xii)certificates dated as of a date not earlier than the third Business Day prior to the Closing executed by appropriate officials of the State of California as to (A) the good standing of Founders and Founders Bank and (B) payment of all applicable state Taxes by Founders and Founders Bank;

(xiii)a duly executed FIRPTA statement for purposes of satisfying Heartland’s obligations under Section 1.1445-2(c) of the Treasury Regulations; and

(xiv)such other certificates, documents and instruments that Heartland reasonably requests for the purpose of (1) evidencing the accuracy of Founders’ representations and warranties, (2) evidencing the performance and compliance by Founders with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

(b)Subject to the conditions set forth in this Agreement, on the Closing Date, Heartland will deliver to Founders:
(i)the certificate of Heartland, dated the Closing Date, required by Section 7.2(c);

(ii)the certificate of Heartland, dated the Closing Date, required by Section 7.2(d);

(iii)such other certificates, documents and instruments that Founders reasonably requests for the purpose of (1) evidencing the accuracy of Heartland’s representations and warranties, (2) evidencing the performance and compliance by Heartland with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

2.11Withholding. Heartland or its paying agent will be entitled to deduct and withhold, from the Cash Consideration Per Share and the Option Consideration otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under any applicable provisions of all Laws relating to Taxes (including the Code). To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of Founders Stock Options or Founders Common Stock in respect of which such deduction and withholding was made.

2.12Tax-Free Reorganization. The acquisition contemplated by this Agreement is intended to be a reorganization within the meaning of Section 368(a)(1) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party to this Agreement agrees to treat this acquisition as a reorganization within the meaning of Section 368(a)(1) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations under Section 368 of the Code, unless and until there is a determination, within the meaning of Section 1313 of the Code, that such treatment is not correct.

2.13Additional Actions. If, at any time after the Effective Time, Heartland will consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to: (a) vest, perfect or confirm, of record or otherwise, in Heartland its right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of Founders or Founders Bank; or (b) otherwise carry out the purposes of this Agreement, Heartland and its proper officers and directors or their designees will be authorized to execute and deliver, in the name and on behalf of either of Founders or Founders Bank all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of Founders or Founders Bank, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Heartland’s right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of Founders or Founders Bank and otherwise to carry out the purposes of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF HEARTLAND

Heartland hereby represents and warrants to Founders as follows:

3.1Organization and Qualification.

(a)Heartland is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted. Heartland is registered as a bank holding company under Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Heartland is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership or property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a Material Adverse Effect on Heartland.

(b)Premier Valley is a California corporation authorized to transact business as a bank in California duly organized, validly existing and in good standing under the Laws of the State of California. Premier Valley has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. Premier Valley is an insured bank as defined in the Federal Deposit Insurance Act, as amended (the “FDIA”). Premier Valley has no Subsidiaries. The nature of the business of Premier Valley does not require it to be qualified to do business in any jurisdiction other than the State of California. Premier Valley has no equity interest, direct or indirect, in any bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of Indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity.

3.2Authority Relative to this Agreement; Non-Contravention. Heartland has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Heartland and the consummation by Heartland of the transactions contemplated hereby have been duly authorized by the Board of Directors of Heartland, and no other corporate proceedings on the part of Heartland are necessary to authorize this Agreement, the Merger and such transactions. This Agreement has been duly executed and delivered by Heartland and constitutes a valid and binding obligation of Heartland, enforceable in accordance with its terms, subject to the Remedies Exception. Heartland is not subject to, or obligated under, any provision of (a) its Charter or Bylaws, (b) any Contract, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the next sentence, any Law, order, judgment or decree, which would be breached or violated by its execution, delivery and performance of this Agreement or the consummation by it of the transactions contemplated hereby. Other than in connection with obtaining any approvals or waivers from the Board of Governors of the Federal Reserve System (the “FRB”) for the Merger required under Bank Holding Company Act, any approvals from the Division of Financial Institutions of the California Department of Business Oversight (the “CDFI”) for the Merger and the Bank Merger required under the California Financial Code (the “CFC”) and any approvals from the Federal Deposit Insurance Corporation (“FDIC”) for the Bank Merger required under Bank Merger Act (such approvals under the Bank Holding Company Act, the CFC and the Bank Merger Act being hereafter collectively referred to as the “Bank Regulatory Approvals”); approvals to issue Heartland Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), under state securities or blue sky laws and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the NASDAQ Stock Market, Inc. (“NASDAQ”); filings with respect to the Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”); and the filing with respect to the Merger of the Delaware Certificate of Merger and the statement of merger with the Secretary of State of Delaware and the Secretary of State of California, respectively, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of Heartland for the consummation by it of the transactions contemplated by this Agreement.

3.3Validity of Heartland Common Stock. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Such shares of Heartland Common Stock will be authorized for listing on the NASDAQ Global Select Market or other national securities exchange upon official notice of issuance. The shares of Heartland Common Stock to be issued pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Heartland or any other Person. The shares of Heartland Common Stock to be issued pursuant to this Agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of Heartland Common Stock issued to any holders of Founders Common Stock who may be deemed to be an Affiliate of Heartland after completion of the Merger.

3.4Capital Stock. The authorized capital stock of Heartland consists of 30,000,000 shares of Heartland Common Stock, and 200,000 shares of Preferred Stock, par value $1.00 per share, of which 16,000 shares have been designated Series A Junior Participating Preferred Stock, 81,698 shares have been designated Series B Fixed Rate Cumulative Perpetual Preferred Stock, 81,698 shares have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series C and 3,000 shares have been designated Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D. As of September 30, 2016, (a) 24,683,277 shares of Heartland Common Stock were issued and outstanding (excluding 1,897 shares of Heartland Common Stock held in treasury), and 842,495 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland’s stock incentive and employee stock purchase plans; (b) no shares of Series A Junior Participating Preferred Stock were issued and outstanding; (c) no shares of Series B Fixed Rate Cumulative Perpetual Preferred Stock were issued and outstanding; (d) no shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C were issued and outstanding, and (e) 1,087 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series D were issued and outstanding.

3.5Exchange Act Reports.

(a)Prior to the execution of this Agreement, Heartland has made available to Founders complete and accurate copies of (i) Heartland’s Annual Reports on Form 10‑K for the years ended December 31, 2013, 2014 and 2015, as amended (the “Heartland 10‑K Reports”), as filed under the Exchange Act with the Securities and Exchange Commission (the “SEC”), (ii) all Heartland proxy statements and annual reports to shareholders used in connection with meetings of Heartland shareholders held since January 1, 2013, and (iii) Heartland’s Quarterly Report on Form 10‑Q for the quarter ended June 30, 2016 (the “Heartland 10‑Q Report”), as filed under the Exchange Act with the SEC. As of their respective dates, such documents (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied as to form in all material respects with the applicable Laws and rules and regulations of the SEC. Since January 1, 2013, Heartland has filed all reports that it was required to file with the SEC pursuant to the Exchange Act.

(b)Heartland’s financial statements (including any footnotes thereto) contained in the Heartland 10‑K Reports and the Heartland 10‑Q Report were prepared in accordance with GAAP (except that the financial statements contained in the Heartland 10‑Q Report do not contain all notes required by GAAP and are subject to year-end adjustments, none of which is expected to be material) and fairly present the consolidated financial position of Heartland and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

3.6No Material Adverse Changes. Since June 30, 2016, and except as otherwise disclosed in reports filed with the SEC prior to the date hereof, there has been no material adverse change in, and no event, occurrence or development in the business of Heartland or its Subsidiaries that, taken individually or as a whole, has had or would reasonably be expected to have a Material Adverse Effect on Heartland or its Subsidiaries or materially adversely affect the consummation of the transactions contemplated hereby.

3.7Reports and Filings; Compliance with Laws. Since January 1, 2013, each of Heartland and its Subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other Governmental Entity having jurisdiction over it (together with all exhibits thereto, the “Heartland Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on Heartland or materially adversely affect (a) the business, assets, properties, financial condition or results of operations of any bank Subsidiary of Heartland, or (b) the consummation of the transactions contemplated hereby. As of their respective dates or as subsequently amended prior to the date hereof, each Heartland Regulatory Report was true and correct in all material respects and complied in all material respects with applicable Laws.

3.8Regulatory Approvals. As of the date hereof, Heartland is not aware of any fact or circumstance relating to it or any of its Subsidiaries that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained. Neither Heartland nor any of its Subsidiaries is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, any Governmental Entity that would reasonably be expected to, impair the ability of Heartland to obtain the Bank Regulatory Approvals in a timely fashion or to operate Founders Bank in the Ordinary Course of Business after the Merger.

3.9Certain Tax Matters. Neither Heartland nor any Affiliate has taken or agreed to take any action or knows of any circumstances that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code.

3.10Litigation. There is no Litigation pending against, or, to the knowledge of Heartland, threatened against Heartland or its Subsidiaries, before or by any Governmental Entity, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

3.11Financial Ability. Heartland has cash on hand to pay, or available lines of credit available to finance, the Targeted Cash Consideration and the Option Consideration.

3.12Community Reinvestment Act. Each of Heartland’s bank Subsidiaries had a rating of “satisfactory” or better as of its most recent CRA examinations, and Heartland has not been advised of, and has no reason to believe that, any facts or circumstances exist that could reasonably be expected to cause such bank Subsidiaries to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Governmental Entity charged with the supervision or regulation of banks or engaged in the insurance of bank deposits (collectively, the “Bank Regulators”) of lower than “satisfactory.”

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF FOUNDERS

Founders hereby represents and warrants to Heartland that, except as described in the Disclosure Schedules:

4.1Organization and Qualification.

(a)Founders is a corporation duly organized, validly existing and in good standing under the Laws of the State of California, and has the requisite corporate power to carry on its business as now conducted. Founders is a bank holding company registered under Bank Holding Company Act. Except for Founders Bank, Founders has no Subsidiaries. Founders is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the outstanding securities of Founders Bank, free and clear of any Encumbrance. The copies of the Charter and Bylaws of Founders which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. Founders is not in violation of any provisions of its Charter and Bylaws.

(b)Founders Bank is a California corporation authorized to conduct business as a bank in California duly organized, validly existing and in good standing under the Laws of the State of California. Founders Bank has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. Founders Bank is an insured bank as defined in the FDIA. Founders Bank has no Subsidiaries. The nature of the business of Founders Bank does not require it to be, and it is not, qualified to do business in any jurisdiction other than the State of California. Founders Bank has no equity interest, direct or indirect, in any bank, corporation, partnership, joint venture or other business enterprise or entity, except interest acquired through settlement of Indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity. The copies of the Charter and Bylaws of Founders Bank which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. Founders Bank is not in violation of any provisions of its Charter and Bylaws.

4.2Authority Relative to this Agreement; Non-Contravention.

(a)Founders has the requisite corporate power and authority to enter into this Agreement and the Transaction Documents and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transaction Documents by Founders and the consummation by Founders of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Founders and, other than the approval of the Merger by holders of a majority of the outstanding shares of Founders Common Stock entitled to vote (the “Required Founders Shareholder Vote”), no other corporate proceedings on the part of Founders are necessary to authorize this Agreement and the Transaction Documents, or to consummate the Merger or any other transactions contemplated hereby or thereby. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation under the CGCL or any applicable provisions of the takeover laws of any other state (and any comparable provisions of the Founders Charter or Bylaws), apply or will apply to this Agreement, the Merger, the Bank Merger Agreement or the Bank Merger.

(b)This Agreement and the Transaction Documents have been duly executed and delivered by Founders and constitutes a valid and binding obligation of Founders, enforceable in accordance with its terms, subject to the Remedies Exception. Neither Founders nor Founders Bank is subject to, or obligated under, any provision of (i) its Charter or Bylaws, (ii) any Contract, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in the next sentence, any Law, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement and the Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

(c)Other than the Bank Regulatory Approvals and the filing of the Delaware Certificate of Merger and California Certificate of Merger with the Secretary of State of Delaware and the Secretary of State of California, respectively, no Governmental Authorization is necessary on the part of Founders or Founders Bank for the consummation by Founders of the transactions contemplated by this Agreement and the Transaction Documents.

4.3Capitalization. The authorized capital stock of Founders consists of (a) 40,000,000 shares of Founders Common Stock and (b) 10,000,000 shares of Preferred Stock, without par value (“Founders Preferred Stock”). As of September 30, 2016, (i) 1,270,817 shares of Founders Common Stock were issued and outstanding and (ii) no shares of Founders Preferred Stock were issued and outstanding. The authorized capital stock of Founders Bank consists of 40,000,000 shares of Common Stock, without par value (“Founders Bank Common Stock”), and 10,000,000 shares of Preferred Stock, without par value (“Founders Bank Preferred Stock”). Of the authorized shares of Founders Bank capital stock, 1,100,000 shares of Founders Bank Common Stock are issued and outstanding, and no shares of Founders Bank Preferred Stock are issued and outstanding. All of the issued and outstanding shares of Founders Bank Common Stock are owned by Founders, free and clear of any Encumbrance. The issued and outstanding shares of Founders Common Stock are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. Except for Founders Stock Options entitling the holders thereof to acquire an aggregate of 107,633 shares of Founders Common Stock, there are no options, warrants, conversion privileges or other rights or Contracts obligating Founders or Founders Bank to issue, sell, purchase or redeem any shares of its capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of its capital stock, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of capital stock of Founders or capital stock of Founders Bank, or the earnings or other attributes of Founders or Founders Bank. Schedule 4.3 sets forth, for each Founders Stock Option, (A) the name of the optionee, (B) the date of grant, (C) the number of shares of Founders Common Stock subject to such Founders Option, (D) the number of shares of Founders Common Stock subject to such Founders Option that may currently be acquired upon exercise thereof, and (E) the exercise price per share.

4.4Ownership of Founders Common Stock. Schedule 4.4 sets forth, for all of the issued and outstanding shares of Founders Common Stock, (a) the name of the holder of such shares, (b) the number of shares owned by each such holder, and (c) the domicile address of each such holder. Except for the Shareholder Voting Agreement, to the Knowledge of Founders, there are no shareholder agreements, voting agreements, proxies, voting trusts or other understanding agreements or commitments with or among one or more of such shareholders with respect to the voting, disposition or other incidents of ownership of any shares of Founders Common Stock, including any agreement that provides for preemptive rights or imposes any limitation or restriction on Founders Common Stock, including any restriction on the right of a shareholder to vote, sell or otherwise dispose of such Founders Common Stock.

4.5Financial Statements.

(a)Founders has made available to Heartland copies of its audited consolidated balance sheets as of December 31, 2013, 2014, and 2015 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “Founders Annual Financial Statements”). Founders has made available to Heartland copies of its unaudited consolidated balance sheets as of September 30, 2015 and 2016, and the related statements of operations, changes in shareholders’ equity and cash flows for the nine-month periods then ended. The consolidated balance sheet of Founders as of September 30, 2016 is herein referred to as the “Latest Founders Balance Sheet,” and the related statement of income for the nine-month period then ended are herein referred to as the “Related Founders Statements.” The Annual Founders Financial Statements, the Latest Founders Balance Sheet and the Related Founders Statements are collectively referred to as the “Founders Financial Statements.” The Founders Financial Statements are based upon the books and records of Founders and Founders Bank, and have been prepared in accordance with GAAP (except that the Latest Founders Balance Sheet and the Related Founders Statements may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is expected to be material). The Founders Financial Statements fairly present the consolidated financial position of Founders and Founders Bank as of the dates thereof and the consolidated results of operations and, as applicable, changes in shareholders’ equity and cash flows for the periods then ended.

(b)Founders has made available to Heartland copies of the audited balance sheets of Founders Bank as of December 31, 2013, 2014 and 2015 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (together with any notes thereto, the “Founders Bank Annual Financial Statements”). Founders has made available to Heartland copies of the balance sheets of Founders Bank as of September 30, 2015 and 2016 and the related statement of operations for the three-month periods then ended. The balance sheet of Founders Bank as of September 30, 2016 is herein referred to as the “Latest Founders Bank Balance Sheet,” and the related statement of income for the three-month period then ended is herein referred to as the “Related Founders Bank Statements.” The Annual Founders Bank Financial Statements, the Latest Founders Bank Balance Sheet and the Related Founders Statements are collectively referred to as the “Founders Bank Financial Statements.” The Founders Bank Financial Statements are based upon the books and records of Founders Bank and have been prepared in accordance with GAAP (except that the Latest Founders Bank Balance Sheet and the Related Founders Bank Statements may not contain all notes and are subject to year-end adjustments, none of which is material). The Founders Bank Financial Statements fairly present the financial position of Founders Bank as of the dates thereof and the results of operations and, as applicable, changes in shareholder’s equity and cash flows for the periods then ended.

(c)The Latest Founders Balance Sheet and the Latest Founders Bank Balance Sheet are collectively referred to as the “Latest Balance Sheets,” and the Related Founders Statements and the Related Founders Bank Statements are collectively referred to as the “Related Statements.”

4.6Absence of Undisclosed Liabilities; Commitments To Extend Credit; Indebtedness. Neither Founders nor Founders Bank has any Liability and, to the Knowledge of Founders, there is no basis for any present or future Litigation, charge, complaint or demand against Founders or Founders Bank, giving rise to any Liability, except (a) as reflected or expressly reserved against in the Latest Balance Sheet, (b) a Liability that has arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business (none of which is a material uninsured Liability for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of Governmental Order, Governmental Authorization or Law), or (c) obligations under any Contract listed on a Disclosure Schedule to this Agreement or under a Contract not required to be listed on such a Disclosure Schedule. Except as set forth in Schedule 4.6, there are no Contracts binding upon Founders or Founders Bank to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in 12 C.F.R. §32.5), of $500,000 or more. Neither Founders nor Founders Bank has incurred any Indebtedness that is subject to a prepayment penalty; provided, however, that, for avoidance of doubt, “Indebtedness” for purposes of this sentence will not include any certificates of deposit that have been placed by Founders or Founders Bank at banking institutions to which early withdrawal penalties apply.

4.7Loans.

(a)The documentation relating to each loan made by Founders Bank and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable Laws (including Laws relating to the extension of credit).

(b)Except as set forth in Schedule 4.7(b), Founders Bank has no outstanding loans or assets classified as “Other Real Estate Owned” (“OREO”). There are no loans, leases, other extensions of credit or commitments to extend credit of Founders or Founders Bank that have been or, to the Knowledge of Founders, should have been classified by Founders or Founders Bank as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. Founders has disclosed all of the “substandard,” “doubtful,” “loss,” “special mention,” “nonperforming” or “problem” loans of Founders Bank on the “watch list” of Founders Bank, a copy of which is attached as Schedule 4.7(b). Except as set forth on Schedule 4.7(b), no borrower with respect to a loan of Founders Bank has: (i) filed, or consented by answer or otherwise to the filing against it of, a petition for relief, reorganization or arrangement, or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency Law; (ii) made an assignment for the benefit of its creditors; (iii) consented to the appointment of a custodian, receiver, trustee, liquidator or other Person with similar power over such borrower or any substantial part of such borrower’s property; (iv) been adjudicated insolvent; or (v) taken any action for the purpose of authorizing any of the foregoing.

(c)Except as set forth in Schedule 4.7(c), Founders Bank has not at any time purchased or sold any loans, advances or any participations therein. Except as set forth in Schedule 4.7(c), Founders Bank has not at any time sold any of its assets with recourse of any kind to Founders Bank, nor entered into any Contract providing for the sale or servicing of any loan or other asset that constitutes a “recourse arrangement” under any applicable regulation or policy promulgated by a Governmental Entity. Founders Bank has not received any request to repurchase any loan, advance or participation therein or other asset sold to a third party, nor has Founders or Founders Bank been advised by any third-party purchaser of any loan, advance or participation therein or any other asset that such purchaser intends to request that Founders Bank repurchase such loan, advance or participation therein or other asset.

4.8Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) is, and will be as of the Effective Time, in compliance with Founders Bank’s existing methodology for determining the adequacy of the ALLL, as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and the ALLL is and will be adequate under all standards. Neither Founders nor Founders Bank has been notified by any Governmental Entity or by Founders’ or Founders Bank’s independent auditor, in writing or otherwise, that: (a) such allowances are inadequate; (b) the practices and policies of Founders or Founders Bank in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements; or (c) such allowances are inconsistent with the historical loss experience of Founders or Founders Bank.

4.9Deposits. All of the deposits held by Founders Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with all: (a) applicable policies, practices and procedures of Founders Bank; and (b) applicable Law, including anti-money laundering, anti-terrorism or embargoed Persons requirements. No deposit of Founders Bank is a Brokered Deposit (as defined in 12 C.F.R. §337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set-off rights, escrow limitations and similar actions taken in the Ordinary Course of Business). All of the deposit accounts of Founders Bank are insured up to the applicable limits (or fully insured if there is no limit) through the Deposit Insurance Fund as administered by the FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid for such insurance have been paid when due. No legal action or proceeding for the termination or revocation of such insurance is pending, or, to the Knowledge of Founders, has any such termination or revocation been threatened.

4.10Reports and Filings. Since January 1, 2013, each of Founders and Founders Bank has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Entity having jurisdiction over it, including the FRB, the FDIC and the CDFI (together with all exhibits thereto, the “Founders Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on Founders or materially adversely affect (a) the business, assets, properties, financial condition or results of operations of Founders Bank, or (b) the consummation of the transaction contemplated hereby. Founders has provided or made available to Heartland copies of all of Founders Regulatory Reports that it may provide consistent with applicable Law. As of their respective dates or as subsequently amended prior to the date hereof, each of Founders Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable Laws.

4.11Subsidiaries; Joint Ventures and Off Balance Sheet Arrangements.

(a)Except for the Founders Bank Common Stock owned by Founders, neither Founders nor Founders Bank owns any stock, partnership interest or any other equity security issued by any other Person, except securities owned by Founders Bank in the Ordinary Course of Business.

(b)Neither Founders nor Founders Bank is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract, including any structured finance, special purpose or limited purpose entity or Person, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S‑K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving or material Liabilities of Founders or Founders Bank.

4.12Books and Records.

(a)The books of account of Founders and Founders Bank are complete and correct in all material respects and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of Founders or Founders Bank, and each document upon which entries in Founders or Founders Bank’s books and records are based is complete and accurate in all material respects.

(b)Founders and Founders Bank maintain a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements of Founders or Founders Bank.

(c)Since January 1, 2013, (A) neither Founders nor Founders Bank nor, to the Knowledge of Founders, any director, officer, employee, auditor, accountant or representative of Founders or Founders Bank, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Founders or Founders Bank or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Founders or Founders Bank, has engaged in questionable accounting or auditing practices, and (B) no attorney representing Founders or Founders Bank, whether or not employed by Founders or Founders Bank, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Founders or Founders Bank or their respective officers, directors, employees or agents to the Founders Board of Directors or any committee thereof or, to the Knowledge of Founders, to any director or officer of Founders or Founders Bank.

(d)The minute books and stock or equity records of each of Founders and Founders Bank, all of which have been made available to Heartland, are correct in all material respects. The minute books of each of Founders and Founders Bank contain accurate records of all meetings held and actions taken by the holders of stock or equity interests, the Boards of Directors and committees of the Boards of Directors or other governing body of each of Founders and Founders Bank (except to the extent minutes have not yet been approved or finalized by such Boards of Directors or other governing body or committees), and no meeting of any such holders, Boards of Directors or other governing body or committees has been held for which minutes are not contained in such minute books (except to the extent such minutes have not been approved or finalized by such Boards of Directors or other governing body or committees). At the Closing, all such books and records will be in the possession of Founders.

4.13No Material Adverse Changes. Since the date of the Latest Balance Sheets, there has been no material adverse change in, and no event, occurrence or development in the business of Founders or Founders Bank that, taken individually or as a whole and together with any other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a Material Adverse Effect on Founders or Founders Bank or materially adversely affect the consummation of the transactions contemplated hereby.

4.14Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest Balance Sheets, the Related Statements or on Schedule 4.14, since September 30, 2016, neither Founders nor Founders Bank has:

(a)issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the ordinary course of business;

(b)redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its capital stock or other securities;

(c)split, combined or reclassified any of its outstanding shares of capital stock or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of its capital stock of Founders or Founders Bank or other securities;

(d)incurred any Liability, whether due or to become due, other than in the Ordinary Course of Business and consistent with safe and sound banking practices;

(e)discharged or satisfied any Encumbrance or paid any Liability other than in the Ordinary Course of Business and consistent safe and sound banking practices;

(f)mortgaged or subjected to Encumbrance any of its property, business or assets, tangible or intangible except (i) for Permitted Encumbrances, and (ii) for pledges of assets to secure public funds deposits;

(g)sold, transferred or otherwise disposed of any of its assets or canceled any material Indebtedness or claims or waived any rights of material value, other than in the Ordinary Course of Business and consistent with prudent banking practices;

(h)suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse Effect on Founders or Founders Bank;

(i)made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the Ordinary Course of Business;

(j)made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by Law;

(k)made any single or group of related capital expenditures or commitment therefor in excess of $25,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $25,000 for any individual lease or involves more than $50,000 for any group of related leases in the aggregate;

(l)acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to Founders or Founders Bank;

(m)taken any other action or entered into any other transaction other than in the Ordinary Course of Business;

(n)made any change in its accounting methods or practices, other than changes required by Law made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as Founders Bank; or

(o)made, modified or revoked any material election with respect to Taxes or consented to any waiver or extension of time to assess or collect any material Taxes; or

(p)agreed to do any of the foregoing.

4.15Properties.

(a)The real properties owned by, or demised by the leases to, Founders and Founders Bank are listed on Schedule 4.15(a), and constitute all of the real property owned, leased (whether or not occupied and including any leases assigned or leased premises sublet for which Founders or Founders Bank remains liable), used or occupied by Founders or Founders Bank.

(b)Founders or Founders Bank owns good and marketable title to each parcel of real property identified on Schedule 4.15 as being owned by Founders or Founders Bank (the “Owned Real Property”), free and clear of any Encumbrance, except for Permitted Encumbrances.

(c)The leases of real property listed on Schedule 4.15(c) as being leased by Founders or Founders Bank (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property,” and the Real Property occupied by Founders or Founders Bank in the conduct of their respective businesses is hereafter referred to as the “Operating Real Property”) are in full force and effect, and Founders or Founders Bank holds a valid and existing leasehold interest under each of the leases for the term listed on Schedule 4.15(c).

(d)Each parcel of Operating Real Property has access sufficient for the conduct of the business as conducted by Founders or Founders Bank on such parcel of Operating Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, and other utilities used in the operation of the business at that location. To their Knowledge, neither Founders nor Founders Bank is in violation of any applicable zoning ordinance or other Law relating to the Operating Real Property, and neither Founders nor Founders Bank has received any written notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Operating Real Property. To the Knowledge of Founders, there are no improvements contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Operating Real Property.

(e)Each of Founders and Founders Bank has good and marketable title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by it, located on its premises or shown in the Latest Balance Sheet, free and clear of all Encumbrances, except for Permitted Encumbrances and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet.

(f)All of the buildings, fixtures, furniture and equipment reasonably necessary for the conduct of the business of Founders or Founders Bank are in adequate condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business. Each of Founders and Founders Bank owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

4.16Intellectual Property.

(a)Each of Founders and Founders Bank owns or possesses valid and binding licenses and other rights to use all Intellectual Property that is listed and described in Schedule 4.16 (other than commercially available “shrink wrap” or “click wrap” licenses), and neither Founders nor Founders Bank has received any notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. Each of Founders and Founders Bank owns or has a valid right to use the Intellectual Property, free and clear of all liens (except any restrictions set forth in Contracts relating to any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default under any Contract relating to any of the foregoing. To the Knowledge of Founders, such Intellectual Property is valid and enforceable.

(b)(i) Each of Founders and Founders Bank owns or is validly licensed to use (in each case, free and clear of any liens, except any restrictions set forth in Contracts relating to any licensed Intellectual Property) all Intellectual Property used in the conduct of its business as currently conducted; (ii) to the Knowledge of Founders, the use of any Intellectual Property by Founders or Founders Bank and the conduct of their respective businesses as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (iii) to the Knowledge of Founders, no Person is challenging, infringing on or otherwise violating any right of Founders or Founders Bank with respect to any Intellectual Property owned by and/or licensed to Founders or Founders Bank; and (iv)  neither Founders nor Founders Bank has received any written notice of any pending Litigation against Founders or Founders Bank with respect to any Intellectual Property used by Founders or Founders Bank, and Founders is unaware of any facts or events that would give rise to any Litigation against Founders or Founders Bank with respect to Intellectual Property.

4.17Environmental Matters.

(a)As used in this Section 4.17, the following terms have the following meanings:

(i)“Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any governmental authorization, or any actions necessary to comply with any Environmental Law.

(ii)“Environmental Law” means any Law, governmental authorization or governmental order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii)“Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Real Property to any Environmental Costs or Liability under any Environmental Law.

(iv)“List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any Governmental Entity with respect to sites from which there has been a Release of Hazardous Materials.

(v)“Regulatory Action” means any litigation with respect to Founders or Founders Bank brought or instigated by any Governmental Entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vi)“Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(vii)“Third-Party Environmental Claim” means any litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)No Third-Party Environmental Claim or Regulatory Action is pending or, to the Knowledge of Founders, threatened against Founders or Founders Bank.

(c)To the Knowledge of Founders, neither the Owned Real Property nor the Leased Real Property is listed on a List.

(d)All transfer, transportation or disposal of Hazardous Materials by Founders or Founders Bank to properties not owned, leased or operated by Founders or Founders Bank has been in compliance with applicable Environmental Law; and neither Founders nor Founders Bank transported or arranged for the transportation of any Hazardous Materials to any location that is (i) listed on a List, (ii) listed for possible inclusion on any List or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(e)To the Knowledge of Founders, no Owned Real Property has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(f)To the Knowledge of Founders, there has not been any Release of any Hazardous Material by Founders or Founders Bank, or any Person under their respective control, or, to the Knowledge of Founders, by any other Person, on, under, about, from or in connection with the Real Property, including the presence of any Hazardous Materials that have come to be located on or under the Real Property from another location.

(g)The Operating Real Property has been so used and operated in compliance with all applicable Environmental Law.

(h)Each of Founders and Founders Bank has obtained all Governmental Authorizations relating to Environmental Laws necessary for the operations of Founders and Founders Bank, and all such Governmental Authorizations relating to the Environmental Law are listed on Schedule 4.17(h). To the Knowledge of Founders, such Governmental Authorizations relating to the Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement. Each of Founders and Founders Bank has filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Laws.

(i)No Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Owned Real Property by Founders or Founders Bank, or, to the Knowledge of Founders, any other Person. To the Knowledge of Founders, the Owned Real Property contains no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides. To the Knowledge of Founders, no aboveground or underground storage tanks are located on, under or about the Owned Real Property, or have been located on, under or about the Owned Real Property and then subsequently been removed or filled.

(j)To the Knowledge of Founders, no expenditure will be required in order for Heartland or Premier Valley to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Owned Real Property in a manner consistent with the present operation thereof.

(k)To the Knowledge of Founders, no Encumbrance has been attached or filed against Founders or Founders Bank in favor of any Person for (i) any Liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.

4.18Community Reinvestment Act. Founders Bank had a rating of “satisfactory” or better as of its most recent CRA examination, and Founders has not been advised of, and has no reason to believe that, any facts or circumstances exist that could reasonably be expected to cause Founders or Founders Bank to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Bank Regulator of lower than “satisfactory.”

4.19Information Security.

(a)Except as set forth in Schedule 4.19(a), since January 1, 2013, there has been no unauthorized disclosure of, or access to, any nonpublic personal information of a customer in the possession of Founders or Founders Bank that could result in substantial harm or inconvenience to such customer. Founders has not been advised of, and has no reason to believe that, any facts or circumstances exist that would cause Founders or Founders Bank to be deemed not to be in satisfactory compliance in any respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999.

(b)The records, systems, controls, data and information of Founders and Founders Bank are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Founders or Founders Bank or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls.

(c)All information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Founders’ and Founders Bank’s respective businesses (collectively, “Founders IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Founders IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct business as currently conducted. Neither Founders nor Founders Bank has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Founders IT Systems. Founders and Founders Bank have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business. Neither Founders nor Founders Bank is in breach of any Material Contract related to any Founders IT Systems.

4.20Tax Matters.

(a)Each of Founders and Founders Bank (i) has timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes, each of which was correctly completed and accurately reflected any Liability for Taxes of Founders, Founders Bank, and any Affiliate of either, covered by such Return, (ii) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) established on Founders’ books of account, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable and (iv) complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b)Each of Founders and Founders Bank has made (or caused to be made on its behalf) all estimated Tax payments required to have been made to avoid any underpayment penalties.

(c)There are no Encumbrances for Taxes upon any assets of Founders or Founders Bank, except Permitted Encumbrances.

(d)Neither Founders nor Founders Bank has requested any extension of time within which to file any Return, which Return has not since been filed.

(e)No deficiency for any Taxes has been proposed, asserted or assessed against Founders or Founders Bank that has not been resolved and paid in full. No waiver, extension or comparable consent given by Founders or Founders Bank regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return of Founders or Founders Bank for any Tax year subsequent to the year ended December 31, 2011, nor is any such Tax audit or other proceeding pending, nor has there been any notice to Founders or Founders Bank by any Governmental Entity regarding any such Tax audit or other proceeding, nor is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. There are no outstanding subpoenas or requests for information with respect to any of the Returns of Founders or Founders Bank. Neither Founders nor Founders Bank has entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.

(f)To the Knowledge of Founders, no additional Taxes will be assessed, or have been threatened or proposed by any Governmental Entity, against Founders or Founders Bank for any Tax period or portion thereof ending on or prior to the Effective Date that will exceed the estimated reserves for Taxes established by Founders and Founders Bank that will be taken into account in determining the Adjusted Tangible Common Equity. There are no unresolved claims or disputes concerning the Liability for Taxes of Founders or Founders Bank.

(g)Schedule 4.20(g) lists all federal, state, local and foreign income Tax Returns filed with respect to Founders and Founders Bank for taxable periods ended on or after December 31, 2011, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit. True and complete copies of the Returns of Founders and all Tax Affiliates, as filed with the Internal Revenue Service and all state or local Tax jurisdictions for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been delivered to Heartland.

(h)Neither Founders nor Founders Bank has any Liability for Taxes in a jurisdiction where it does not file a Return, nor has Founders or Founders Bank received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

(i)Except as set forth on Schedule 4.20(i), neither Founders nor Founders Bank is a party to any Contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by Founders or any other Person that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(j)Neither Founders nor Founders Bank will be required to include in a taxable period ending after the Effective Date taxable income attributable to income that accrued in a taxable period prior to the Effective Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Effective Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Effective Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Code Section 481 or Code Section 108(i) or comparable provisions of state, local or foreign Tax Law, or for any other reason.

(k)No closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Entity with respect to Founders or Founders Bank which would be binding following the Effective Time, and no such agreements or rulings have been applied for and are currently pending.

(l)Neither Founders nor Founders Bank is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or other arrangements that are not primarily related to Taxes).

(m)Neither Founders nor Founders Bank has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n)Neither Founders nor Founders Bank (i) has been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was Founders) or (ii) has any Liability for the Taxes of any Person (other than Founders or Founders Bank) under Treasury Regulations Section 1.1502‑6 (or any similar provision of Law), as a transferee or successor, by Contract, or otherwise.

(o)Neither Founders nor Founders Bank constitutes either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code that (i) took place during the two-year period ending on the date of this Agreement or (ii) could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the purchase of the Shares.

(p)Neither Founders nor Founders Bank has engaged in any transaction that is subject to disclosure under Treasury Regulation Section 1.6011‑4 or 1.6011-4T, or has participated in any confidential corporate tax shelter (within the meaning of Treasury Regulation Section 301.6111-2(a)(2)) or a potentially abusive tax shelter (within the meaning of Treasury Regulation Section 301.6112-1(b)).

(q)Neither Founders nor Founders Bank has a permanent establishment in any country other than the United States under any applicable Tax treaty between the United States and such other country.

(r)No power of attorney granted by Founders or Founders Bank relating to Taxes is currently in force.

(s)Founders and Founders Bank have made available to Heartland true and correct schedules setting forth the income Tax attributes (including current and accumulated net operating losses and the adjusted tax basis of the assets of

Founders and Founders Bank) and any applicable limitations on the use of those Tax attributes (including prior limitations under Section 382 of the Code).

(t)Neither Founders nor Founders Bank has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

(u)All transactions that could give rise to an underpayment of tax (within the meaning of Section 6662 of the Code) were reported by Founders and Founders Bank in a manner for which there is substantial authority or were adequately disclosed on the Returns in accordance with Section 6662(d)(2)(B) of the Code.

(v)No property of Founders or Founders Bank is (i) property that Founders or Founders Bank is or will be required to treat as being owned by another Person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986), (ii) “tax-exempt use property” within the meaning of Section 168(h) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(w)None of the Indebtedness of Founders or Founders Bank constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code, and none of the interest on any such Indebtedness will be disallowed as a deduction under any other provision of the Code.

(x)Neither Founders nor Founders Bank has taken or agreed to take any action, or knows of any circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code.

4.21Contracts and Commitments.

(a)Schedule 4.21(a) lists the following Contracts to which Founders or Founders Bank is a party or subject or by which it is bound (such Contracts required to be listed on Schedule 4.21(a), the “Material Contracts”):

(i)any employment, agency, collective bargaining Contract or consulting or independent contractor Contract;

(ii)any written or oral Contract relating to any severance pay for any Person;

(iii)any written or oral Contract creating, modifying, memorializing or otherwise related to any obligation of Founders or Founders Bank upon a change of control;

(iv)any Contract to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date;

(v)any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $37,500 for any individual contract or $75,000 for any group of related contracts in the aggregate, or (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the Ordinary Course of Business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $37,500 for any individual contract or $75,000 in the aggregate for any group of related contracts;

(vi)any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit Founders or Founders Bank from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;

(vii)any stock purchase, stock option, restricted stock or restricted stock unit or stock incentive plan;

(viii)any Contract for capital expenditures in excess of $50,000;

(ix)any partnership, joint venture, limited liability company, shareholder, investor rights or other similar Contract or arrangement;

(x)any Contract with a Governmental Entity;

(xi)any Contract pursuant to which Founders or Founders Bank grants or makes available, or is granted or receives, any license, or other right with respect to any material Intellectual Property in each case that is reasonably necessary to operate Founders or Founders Bank in the Ordinary Course of Business consistent with safe and sound banking practices (other than non-exclusive licenses to commercially available software);

(xii)any Contract relating to Indebtedness of more than $50,000 of Founders or Founders Bank (other than deposit agreements: (A) entered into in the Ordinary Course of Business consistent with safe and sound banking practices and on the same terms as those contained in Founders Bank's standard deposit agreement; and
(B) evidencing deposit Liabilities of Founders Bank);

(xiii)any Contract with an indemnity obligation of Founders or Founders Bank that could result in Liability to Founders or Founders Bank in excess of $50,000;

(xiv)any Contract the costs of which are Transaction Expenses; and

(xv)any other Contract material to the business of Founders and Founders Bank, taken as a whole, which is not entered into in the Ordinary Course of Business.

(b)Except as disclosed on Schedule 4.21(b), (i) each of Founders and Founders Bank has performed all obligations required to be performed by it prior to the date hereof in connection with the Contracts or commitments set forth on Schedule 4.21(a), and neither Founders nor Founders Bank is in receipt of any claim of default under any Contract or commitment set forth on Schedule 4.21(a), except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Founders or Founders Bank or materially adversely affect the consummation of the transactions contemplated hereby; (ii) neither Founders nor Founders Bank has any present expectation or intention of not fully performing any material obligation pursuant to any Contract or commitment set forth on Schedule 4.21(a); and (iii) to the Knowledge of Founders, there has been no cancellation, breach or anticipated breach by any other party to any Contract or commitment set forth on Schedule 4.21(a), except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a Material Adverse Effect on Founders or Founders Bank or materially adversely affect the consummation of the transactions contemplated hereby.

4.22Litigation. Schedule 4.22 lists all Litigation pending or, to the Knowledge of Founders, threatened against Founders or Founders Bank, and each Governmental Order to which Founders or Founders Bank is subject. To the Knowledge of Founders, there are no facts which could reasonably give rise to such Litigation. None of the matters set forth on Schedule 4.22, individually or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect on Founders or Founders Bank or materially adversely affect the consummation of the transactions contemplated hereby.

4.23No Brokers or Finders. Except as provided in the engagement letter dated August 23, 2016 between Founders and D.A. Davidson & Co. (“Davidson”), there are no claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Founders or Founders Bank.

4.24Employees.

(a)Schedule 4.24(a) lists (i) each employee of Founders or Founders Bank as of the date of this Agreement, and indicates for each such employee, and in the aggregate, (ii) whether such employee is full-time, part-time or on temporary status, (iii) whether such employee is an exempt or non-exempt employee under the Fair Labor Standards Act or applicable state law, (iv) whether the employee is a salaried or hourly employee, (v) the employee’s annual salary, wages and/or any other compensation arrangement (including compensation payable or for which such employee may be eligible pursuant to bonus, incentive, deferred compensation or commission arrangements), (vi) the date of commencement of the employee’s employment, (vii) the employee’s position and/or title, (viii) whether such employee is or will be on a leave of absence, including any protected leave under federal or state Law, as of the Effective Time, and (ix) whether such employee has any written or oral Contract with Founders or Founders Bank or otherwise is other than an employee at-will. To the Knowledge of Founders, and except as set forth in Schedule 4.24(a), no executive or managerial employee of Founders or Founders Bank and no group of employees of Founders or Founders Bank has any plans to terminate his, her or their employment. To the

Knowledge of Founders, each of Founders and Founders Bank has complied in all material respects with all applicable Laws relating to employment and employment practices and/or the engagement of independent contractors, including those Laws relating to the calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including Laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or any other protected characteristic under any federal, state or local Law), affirmative action and other hiring practices, immigration, occupational safety and health, workers compensation, unemployment insurance, the payment of social security and other Taxes, and/or unfair labor practices under the National Labor Relations Act or applicable state Law, and neither Founders nor Founders Bank is aware of any fact(s) which would constitute a violation of any applicable Law relating to employment and employment practices and/or the engagement of independent contractors. Neither Founders nor Founders Bank has any unfair labor practices charge or allegation pending, and neither Founders nor Founders Bank is aware of any threatened strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state Law. There are no workers’ compensation claims pending against Founders or Founders Bank or, to the Knowledge of Founders, any facts that would give rise to such a claim, that are not fully covered by insurance indemnity with respect to the amount of such claims. To the Knowledge of Founders, no employee of Founders or Founders Bank is subject to any secrecy or noncompetition agreement or any other Contract or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of Founders or Founders Bank as currently conducted.

(b)Schedule 4.24(a) lists each employee of Founders or Founders Bank as of the date of this Agreement who holds a temporary work authorization, including H‑1B, L‑1, F‑1 or J‑1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that Founders or Founders Bank provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Department”) in the application for such Work Permit was true and complete. Founders or Founders Bank received the appropriate notice of approval from the Department with respect to each such Work Permit. Neither Founders nor Founders Bank has received any notice from the Department that any Work Permit has been revoked. There is no action pending or, to the Knowledge of Founders, threatened to revoke or adversely modify the terms of any of the Work Permit. Except as set forth in Schedule 4.24(a), no employee of Founders or Founders Bank is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status. For each employee of the Founders or Founders Bank hired after November 6, 1986, Founders or Founders Bank has retained an Immigration and Naturalization Service Form I‑9, completed in accordance with applicable Law.

(c)The employment of all Founders Employees who were terminated within the three (3) years prior to the Effective Time was terminated in accordance with any applicable contract terms and applicable Law, and neither Founders nor Founders Bank has any Liability under any Contract or applicable Law applicable to any such terminated employee. Except as set forth in Schedule 4.24(c), the transactions contemplated by this Agreement will not cause Founders or Founders Bank to incur or suffer any Liability relating to, or obligation to pay, severance, termination or other payment to any Person.

(d)Neither Founders nor Founders Bank is subject to any outstanding Governmental Order requiring any action with respect to or related to the employment of any employee(s), or the engagement of any independent contractor(s) or consultant(s), including any temporary, preliminary or permanent injunction.

(e)All loans that Founders or Founders Bank have outstanding to any employee were made in the Ordinary Course of Business on the same terms as would have been provided to a Person not Affiliated with Founders or Founders Bank, and all such loans with a principal balance exceeding $100,000, or that are nonaccrual or on Founders Bank’s watch list, are set forth in Schedule 4.24(c).

(f)Within the last five years, neither Founders nor Founders Bank has experienced and, to the Knowledge of Founders, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state Law. No grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of Founders, threatened. Except as set forth on Schedule 4.24(f), no Litigation is pending or, to the Knowledge of Founders, threatened respecting or involving any applicant for employment, any current employee or any former employee, any independent contractor or consultant, or any class or collective of any of the foregoing, including any Litigation in or before:

(i)any federal or state court;

(ii)the Equal Employment Opportunity Commission or any corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;

(iii)the United States Department of Labor or any corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;

(iv)the Occupational Safety and Health Administration or any corresponding state or local agency relating to any claim or charge concerning employee safety or health;

(v)the Office of Federal Contract Compliance or any corresponding state agency;

(vi)the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation; and/or

(vii)any California or other state Governmental Entity.

and, to the Knowledge of Founders, there are no facts that would form a basis for any such Litigation.

(g)No employee of Founders or Founders Bank is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated.

(h)To the Knowledge of Founders, each of Founders and Founders Bank properly has classified all Founders Employees as exempt or non-exempt for purposes of the Fair Labor Standards Act and/or any corresponding state Law;

(i)Each of Founders and Founders Bank properly has classified all independent contractors for purposes of the Fair Labor Standards Act and/or any corresponding state Law;

(j)To the Knowledge of Founders, each of Founders and Founders Bank has paid in full to all Founders Employees all wages, salaries, bonuses and commissions due and payable to such employees under any contract or Law, and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.

(k)There has been no lay-off of employees or work reduction program undertaken by or on behalf of Founders or Founders Bank in the past two years, including any termination program for purposes of the Age Discrimination in Employment Act or any plant closing or mass layoff for purposes of the WARN Act, and no such program has been adopted by Founders or Founders Bank or publicly announced.

(l)Each of Founders and Founders Bank properly has maintained all insurance related to the employment of any Founders Employee, including workers’ compensation and unemployment insurance coverage, to the extent required by any Law;

(m)Neither Founders nor Founders Bank is under any obligation related to the garnishment of wages for any Founders Employee;

(n)Each of Founders and Founders Bank has implemented commercially reasonable policies and practices for the protection of confidential and proprietary business information, including intellectual property, and has required each Founders Employee who has or reasonably could have been expected to have access to confidential or proprietary business information of Founders or Founders Bank to execute commercially reasonable Contracts requiring the protection of Founders’ and/or Founders Bank’s confidential and proprietary business information, prohibiting solicitation of Founders’ and/or Founders Bank’s customers or employees, and prohibiting competition with Founders and/or Founders Bank for a reasonable period of time following the termination of employment.

4.25Employee Benefit Plans.

(a)Schedule 4.25(a) sets forth all Plans by name and brief description identifying: (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan, and (v) any one or more of the following characteristics that may apply to such Plan: (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the

Code, (C) Plan that is or is intended to be Tax qualified under Section 401(a) or 403(a) of the Code, (D) Plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such Plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) Plan providing benefits after separation from service or termination of employment, (J) Plan that owns any Founders or other employer securities as an investment, (K) Plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of Founders, (L) Plan that is maintained pursuant to collective bargaining and (M) Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(b)Schedule 4.19(b) sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with Founders or Founders Bank within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five years) in an affiliated service group with Founders or Founders Bank within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five years) the legal employer of Persons providing services to Founders or Founders Bank as leased employees within the meaning of Section 414(n) of the Code; and (iv) with respect to which Founders or Founders Bank is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical Leave Act.

(c)Founders has made available to Heartland true and complete copies of: (i) the most recent determination letter, if any, received by Founders or Founders Bank from the Internal Revenue Service regarding each Plan; (ii) the most recent determination or opinion letter ruling, if any, from the Internal Revenue Service that each trust established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the SEC); (iv) the financial statements for each Plan for the three most recent fiscal or Plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each Plan; (v) the most recently prepared actuarial valuation report for each Plan (including reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related Contracts and documents (including any employee summaries and material employee communications) with respect to each Plan, if any; and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan, if any.

(d)Schedule 4.25(d) identifies each employee of Founders or Founders Bank who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment); or (v) not an “at will” employee.

(e)With respect to continuation rights arising under federal or state Law as applied to Plans that are group health plans (as defined in Section 601 et. seq. of ERISA), Schedule 4.25(e) identifies: (i) each employee, former employee or qualifying beneficiary who has elected continuation; and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.

(f)(i) All Plans intended to be Tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination letter stating that they are so qualified; (ii) all trusts established in connection with Plans which are intended to be tax exempt under Section 501(a) or (c) of the Code have received a determination letter stating that they are so tax exempt; (iii) to the extent required either as a matter of Law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code; (iv) all Plans have been maintained and administered (both in form and operation) materially in accordance with the documents and instruments governing the Plans and the Law; (v) all reports and filings with governmental agencies (including the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the SEC) required in connection with each Plan have been timely made; (vi) all disclosures and notices required by Law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made in all material respects; and (vii) each of Founders and Founders Bank has made a good faith effort to comply with the reporting and taxation requirements for FICA Taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.

(g)(i) All contributions, premium payments and other payments required to be made in connection with the Plans have been timely made in accordance with applicable Law, (ii) a proper accrual has been made on the books of account of Founders for all contributions, premium payments and other payments due in the current fiscal year, (iii) no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419 or Section 419A of the Code or otherwise) and (iv) with respect to each Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code, Founders is not liable for any “accumulated funding deficiency” as that term is defined in Section 412 of the Code and the projected benefit obligations do not exceed the assets of the Plan.

(h)Except as disclosed on Schedule 4.25(h):

(i)no action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending with regard to any Plan other than routine uncontested claims for benefits;

(ii)the consummation of the transactions contemplated by this Agreement will not cause any Plan to increase benefits payable to any participant or beneficiary;

(iii)the consummation of the transactions contemplated by this Agreement will not: (A) entitle any current or former employee of Founders or Founders Bank to severance pay, unemployment compensation or any other payment, benefit or award, or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;

(iv)Founders has not been notified that any Plan is currently under examination or audit by the Department of Labor, the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the SEC;

(v)to the Knowledge of Founders, neither Founders nor Founders Bank has any actual or potential Liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating;

(vi)to the Knowledge of Founders, neither Founders nor Founders Bank has any actual or potential Liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan; and

(vii)with respect to the Plans, to the Knowledge of Founders, neither Founders nor Founders Bank has any Liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any Liability for): (A) any excise Taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, or (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (C) any excise Taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law.

(i)Except as disclosed on Schedule 4.25(i):

(i)all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of each of Founders and Founders Bank;
(ii)no condition, Contract or Plan provision limits the right of Founders or Founders Bank to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA or the Code); and
(iii)neither Founders nor Founders Bank has any liability for life insurance, death or medical benefits after separation from employment other than: (A) death benefits under the Plans identified on Schedule 4.25(i), or (B) health care continuation benefits described in Section 4980B of the Code.

(j)Each Plan, or other nonqualified deferred compensation plan of Founders or Founders Bank, that is subject to Section 409A of the Code has been designed and has been administered in compliance with Section 409A and the Treasury Regulations thereunder.

(k)Neither Founders nor Founders Bank is subject to any of the provisions or requirements of the Patient Protection and the Affordable Care Act of 2010 (Pub. L. No. 111-1480) or the Health Care and Education Act of 2010 (Pub. L. No. 111-152).

4.26Insurance. Schedule 4.26 hereto lists each insurance policy and bond maintained by Founders or Founders Bank with respect to its properties and assets. Prior to the date hereof, Founders has delivered to Heartland complete and accurate copies of each of the insurance policies and bonds described on Schedule 4.26. All such insurance policies and bonds are in full force and effect, and neither Founders nor Founders Bank is in default with respect to its obligations under any of such insurance policies. There is no claim by Founders or Founders Bank pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. Founders and Founders Bank will after the Closing continue to have coverage under such policies and bonds with respect to events occurring prior to the Closing, including pursuant to the D&O Insurance tail policy. Founders or Founders Bank has an insurance policy or insurance policies covering Founders and Founders Bank for liabilities resulting from the unauthorized disclosure of, or access to, any nonpublic personal information of a customer in the possession of Founders or Founders Bank.

4.27Affiliate Transactions. Except as set forth on Schedule 4.27, neither Founders nor Founders Bank, nor any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof will mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such Persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement or any other Contract with Founders or Founders Bank (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Founders or Founders Bank.

4.28Compliance with Laws; Permits.

(a)Each of Founders and Founders Bank is, and at all times since January 1, 2013 has been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including the Bank Holding Company Act, the FDIA, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting bank holding companies, banks and banking; and no claims have been filed by any Governmental Entity against Founders or Founders Bank alleging such a violation of any such Law which have not been resolved to the satisfaction of such Governmental Entity.

(b)Since January 1, 2013, Founders has not been advised of, and has no reason to believe that, any facts or circumstances exist that could reasonably be expected to cause Founders or Founders Bank to be deemed to be operating in violation of any provision of the Bank Secrecy Act, the USA PATRIOT Act of 2001 or any Governmental Order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law or Governmental Order issued with respect to economic sanctions programs by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(c)Since January 1, 2013, each of Founders and Founders Bank has held all Governmental Authorizations required for the conduct of its business.

(d)Except as set forth on Schedule 4.28(d), neither Founders nor Founders Bank nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has Founders or Founders Bank adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity. Founders and Founders Bank have paid all assessments made or imposed by any Governmental Entity.

(e)Neither Founders nor Founders Bank has been advised by, nor does it have any Knowledge of facts which could give rise to an advisory notice by, any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

(f)(i) No Governmental Entity has initiated since December 31, 2013 or has pending any proceeding, enforcement action or, to the Knowledge of Founders, investigation or inquiry into the business, operations, policies, practices or disclosures of Founders or Founders Bank (other than normal examinations conducted by a Governmental Entity in the Ordinary Course of the Business of Founders and Founders Bank), or, to the Knowledge of Founders, threatened any of the foregoing, and (ii) there is no unresolved violation, criticism, comment or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Founders or Founders Bank.

4.29Interest Rate Risk Management Instruments.

(a)Schedule 4.29 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Founders or Founders Bank is a party or by which any of their properties or assets may be bound. Founders has delivered to Heartland true, correct and complete copies of all such interest rate risk management agreements and arrangements.

(b)All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Founders or Founders Bank is a party or by which any of their properties or assets may be bound were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by Remedies Exceptions), and are in full force and effect. Each of Founders and Founders Bank has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and, to the Knowledge of Founders, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.30No Guarantees. No Liability of Founders or Founders Bank is guaranteed by any other Person, nor has Founders or Founders Bank guaranteed the Liabilities of any other Person.

4.31Regulatory Approvals. Founders is not aware of any fact or circumstance relating to it or Founders Bank that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained.

4.32Fairness Opinion. Founders has received an opinion from Davidson addressed to the Board of Directors of Founders to the effect that, as of the date of such opinion, and based upon the assumptions, qualifications contained therein, the Aggregate Merger Consideration is fair, from a financial point of view, to the holders of Founders Common Stock. Founders has obtained the authorization of Davidson to include a copy of its fairness opinion in the Prospectus/Proxy Statement.

4.33Transactions in Securities.

(a)All offers and sales of capital stock of Founders by Founders were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act and any applicable state securities Laws.

(b)Neither Founders nor Founders Bank, and, to the Knowledge of Founders, (i) no director or executive officer of Founders or Founders Bank, (ii) no Person related to any such director or executive officer by blood, marriage or adoption and residing in the same household and (iii) no Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any Founders Common Stock or other Founders securities during any period when Founders was in possession of material nonpublic information, or in violation of any applicable provision of federal or state securities Laws.

4.34Registration Obligation. Neither Founders nor Founders Bank is under any obligation, contingent or otherwise, to register any of their respective securities under the Securities Act.

4.35No Fiduciary Accounts. Neither Founders nor Founders Bank acts as a fiduciary for any customer or account (including acting as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor).

ARTICLE 5
CONDUCT OF THE PARTIES PENDING THE MERGER

5.1Conduct of Business. From the date of this Agreement to the Effective Time, unless Heartland will otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 5.1:

(a)the business of Founders and Founders Bank will be conducted only in, and neither Founders nor Founders Bank will take any action except in, the Ordinary Course of Business and in accordance with all applicable Laws;

(b)each of Founders and Founders Bank will (i) preserve its business organization and goodwill, and will use commercially reasonable efforts to keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and others having business relationships with it, (ii) subject to applicable

Laws, confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as reasonably requested by Heartland and (iii) not take any action that would render, or that reasonably would be expected to render, any representation or warranty made by Founders in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty;

(c)neither Founders nor Founders Bank will, directly or indirectly,

(i)amend or propose to amend its Charter or Bylaws;

(ii)issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the Ordinary Course of Business, and except for Founders Common Stock issued upon exercise of Founders Stock Options outstanding as of the date hereof;

(iii)redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of or any other ownership interest in Founders or Founders Bank;

(iv)split, combine or reclassify any outstanding shares of capital stock of Founders or Founders Bank, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of Founders or capital stock of Founders Bank, except that Founders Bank will be permitted to pay dividends on the shares of common stock of Founders Bank owned by Founders;

(v)incur any material Indebtedness or any Indebtedness with prepayment penalties, except in the Ordinary Course of Business;

(vi)discharge or satisfy any material Encumbrance on its properties or assets or pay any material liability, except in the Ordinary Course of Business;

(vii)sell, assign, transfer, mortgage, pledge or subject to any Encumbrance any of its assets, except (A) in the Ordinary Course of Business; provided, that any such sale, assignment or transfer of any Operating Real Property will not be considered in the Ordinary Course of Business, (B) Permitted Encumbrances and (C) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(viii)cancel any material Indebtedness or claims or waive any rights of material value, except in the Ordinary Course of Business;

(ix)acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or any Real Estate or assets that are material to Founders or Founders Bank, except in exchange for Indebtedness previously contracted, including OREO;

(x)make any single or group of related capital expenditures or commitments therefor in excess of $37,500 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable over the terms of such leases of more than $75,000 for any individual lease or involves more than $112,500 for any group of related leases in the aggregate; or

(xi)change any of its methods of accounting in effect on the date of the Latest Balance Sheet Date, other than changes required by GAAP or regulatory accounting principles;

(xii)cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the Ordinary Course of

Business or modifications to severance agreements or arrangements that are not materially adverse to Founders or Founders Bank in connection with the termination of a Founders Employee;

(xiv)terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated hereunder or by Law;

(xv)make, modify or revoke any election with respect to Taxes, consent to any waiver or extension of time to assess or collect any Taxes, file any amended Returns or file any refund claim;

(xvi)incur an indemnity obligation of more than $50,000;

(xvii)enter into or propose to enter into, or modify or propose to modify, any Contract with respect to any of the matters set forth in this Section 5.1(c);

(xviii)(A) extend credit or enter into any Contracts binding Founders Bank to extend credit except in a manner consistent with past practice and in accordance with Founders Bank’s lending policies as disclosed to Heartland, and Founders Bank will not extend credit or enter into any Contracts binding it to extend credit in an amount in excess of $350,000 on an unsecured basis or $500,000 on a secured basis (or, in the case of borrowers with loans listed on Founders Bank’s watch list, to extend any additional credit to such borrowers), without first providing Heartland (at least five Business Days prior to extending such credit or entering into any Contract binding Founders Bank to do so) with a copy of the loan underwriting analysis and credit memorandum of Founders Bank with respect to the extension of the credit and the basis of Founders Bank’s credit decision, or (B) sell, assign or otherwise transfer any participation in any loan; or

(xix)hire any additional employees such that the total number of full-time equivalent employees of Founders and Founders Bank will exceed 50.

5.2Access to Information; Confidentiality.

(a)Founders will permit and will cause Founders Bank to permit Heartland full access on reasonable notice and at reasonable hours to the properties of Founders and Founders Bank, and will disclose and make available (together with the right to copy) to Heartland and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of Heartland all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Founders and Founders Bank, including all books of account (including the general ledgers), Tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, Contracts, filings with any regulatory authority, accountants’ work papers, litigation files (including legal research memoranda), documents relating to assets and title thereto (including abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Heartland may have a reasonable interest, including its interest in planning for integration and transition with respect to the business of Founders and Founders Bank; provided, however, that (i) the foregoing rights granted to Heartland will in no way affect the nature or scope of the representations, warranties and covenants of Founders set forth herein, and (ii) Founders will be permitted to keep confidential any information that Founders reasonably believes is subject to legal privilege or other legal protection that would be compromised by disclosure to Heartland. In addition, Founders and Founders Bank will instruct their officers, employees, counsel and accountants to be available for, and respond to any questions of, such Heartland representatives at reasonable hours and with reasonable notice by Heartland to such individuals, and to cooperate fully with Heartland in planning for the integration of the business of Founders and Founders Bank with the business of Heartland and its Affiliates.

(b)Any confidential information or trade secrets of Founders or Founders Bank received by Heartland, its employees or agents in the course of the consummation of the Merger or Bank Merger will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both will be destroyed by Heartland or, at Founders’ request, returned to Founders if this Agreement is terminated as provided in Article 8. Such information will not be used by Heartland or its agents to the detriment of Founders or Founders Bank.

5.3Notice of Developments. Founders will promptly notify Heartland of any emergency or other change in the Ordinary Course of Business of Founders or Founders Bank. Founders will promptly notify Heartland in writing if Founders should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any material respect. No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Disclosure Schedules or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of this Agreement.

5.4Certain Loans and Related Matters. Founders will furnish to Heartland a complete and accurate list as of the end of each calendar month after October 2016 within 20 Business Days after the end of each such calendar month, of (a) all of Founders Bank’s periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of Founders Bank classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $350,000 on an unsecured basis or $500,000 on a secured basis; (e) any current repurchase obligations of Founders Bank with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f) any standby letters of credit issued by Founders Bank.

5.5Monthly Financial Statements and Pay Listings. Founders will furnish Heartland with balance sheets of Founders and Founders Bank as of the end of each calendar month after October 2016 and the related statements of income, within 20 days after the end of each such calendar month. Such financial statements will be prepared on a basis consistent with the Latest Balance Sheet and the Related Statements and on a consistent basis during the periods involved, and will fairly present the financial positions of Founders and Founders Bank as of the dates thereof and the results of operations of Founders and Founders Bank for the periods then ended. Founders will make available to Heartland the payroll listings of Founders and Founders Bank as of the end of each pay period after October 15, 2016, within one week after the end of such pay period.

5.6Consents and Authorizations. Founders will use its commercially reasonable efforts to obtain (at no cost to Heartland), prior to Closing, all Consents (the “Required Consents”) necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement, and the other consents listed on Schedule 5.6. Founders will keep Heartland reasonably advised of the status of obtaining the Required Consents, and Heartland will reasonably cooperate with Founders to obtain the Required Consents.

5.7Tax Matters.

(a)Founders and Founders Bank, at their own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns required to be filed by Founders or Founders Bank on or before the Effective Date, and timely pay all Taxes reflected thereon.

(b)Heartland, at its own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns of Founders and Founders Bank required to be filed after the Effective Date.

(c)Each of Founders and Heartland will be liable for 50% of any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the Merger and other transactions contemplated hereby (“Transfer Taxes”). The applicable parties will cooperate in preparing and filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Effective Date in accordance with any available pre‑sale filing procedure, and to obtain any exemption from or refund of any such Transfer Tax.

(d)Founders, Founders Bank and Heartland will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Returns pursuant to this Section 5.7 and in connection with any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s reasonable request) the provision of records and information (including making such records and information available for copying) which are reasonably relevant to any such audit, litigation or other proceeding, the timely provision to the other party of powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.7, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Heartland, Founders and Founders Bank agree to retain all books and records with respect to Tax matters pertinent to Founders and Founders Bank relating to any taxable period which ends on or prior to the Effective Date until the expiration of the statute of limitations (and, to the extent notified by Heartland or its Affiliate, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority.

5.8No Solicitation.

(a)Neither Founders nor Founders Bank will, and they will each use their best efforts to cause their officers, directors, employees agents and authorized representatives (“Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Founders or Founders Bank to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required Founders Shareholder Vote, this Section 5.8(a) will not prohibit Founders from furnishing nonpublic information regarding Founders to, or entering into discussions or negotiations with, any Person in response to a Superior Proposal that is submitted to Founders by such Person (and not withdrawn) if (1) neither Founders nor Founders Bank nor any their respective Representatives have violated any of the restrictions set forth in this Section 5.8(a), (2) the Board of Directors of Founders concludes in good faith, after having consulted with and considered the advice of outside counsel to Founders, that failure to do so would result in a breach of its fiduciary duties to the holders of Founders Common Stock, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Founders gives Heartland written notice of the identity of such Person and of Founders’ intention to furnish nonpublic information to, or enter into discussions with, such Person, and Founders receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Founders and (4) at least two business days prior to furnishing any such nonpublic information to such Person, Founders furnishes such nonpublic information to Heartland (to the extent such nonpublic information has not been previously furnished by the Founders to Heartland). Without limiting the generality of the foregoing, Founders acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by Founders, Founders Bank or any Representative will be deemed to constitute a breach of this Section 5.8(a) by Founders.

(b)Founders will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Heartland orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Founders or Founders Bank (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. Founders will keep Heartland fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)Founders and Founders Bank will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d)Founders will not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Founders or Founders Bank is a party, and will enforce or cause to be enforced each such agreement at the request of Heartland.

5.9Repair of Founders Bank Facility. The Founders Bank facility located at 237 Higuera Street in San Luis Obispo, California, which has been damaged by an automobile crashing into such facility, will be repaired in a good and workmanlike fashion.

5.10Maintenance of Allowance for Loan and Lease Losses. Founders will cause Founders Bank to maintain the ALLL of Founders Bank in compliance with GAAP and Regulatory Accounting Principles and Founders Bank’s existing methodology for determining the adequacy of the ALLL, as well as the standards established by all applicable Governmental Entities and the Financial Accounting Standards Board. Founders agrees that the ALLL of Founders Bank will be adequate under all standards, and that the ALLL will be consistent with the historical loss experience of Founders Bank. Without limiting the generality of the foregoing, Founders will not permit Founders Bank to reverse any amount of its previously established ALLL.

5.11Sale of Heartland or Premier Valley Assets. From the date of this Agreement to the Effective Time, unless Founders will otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, Heartland will not enter into or complete, or allow Premier Valley to enter into or complete, any transaction providing for the sale of all or substantially all of the assets of Heartland or Premier Valley, as the case may be, without making necessary and appropriate provision in the Contracts relating to such transaction for the Person acquiring such assets to assume the obligations of Heartland hereunder or Premier Valley under the Bank Merger Agreement, as the case may be.

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS

6.1The Bank Merger. To the extent not previously approved, Founders will cause the Board of Directors of Founders Bank to approve the Bank Merger Agreement and the Bank Merger within three business days of execution of this Agreement, and will vote all of the shares of Founders Bank Common Stock held by Founders in favor of approval of the Bank Merger Agreement and the Bank Merger. For the avoidance of doubt, the Bank Merger will occur simultaneously with, or immediately after, the Merger, and will be conditioned upon regulatory approval and upon the Required Founders Shareholder Vote.

6.2Filings and Regulatory Approvals. Heartland and Founders will use all commercially reasonable efforts and will cooperate with each other in the preparation and filing of, and Heartland will file, within forty (40) days from the date of this Agreement, all applications or other documents required to obtain Regulatory Approvals and consents from the FDIC and the CDFI for the Bank Merger under the Bank Merger Act, and notification, or approval, if required, of the FRB of the Merger under the Bank Holding Company Act, and any other applicable Governmental Entities, and Heartland will provide copies of the confidential and non-confidential portions of such applications, filings and related correspondence (both to and from any Governmental Entity) to Founders. Each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated by this Agreement and will advise such other party upon receiving any material written communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement. Prior to filing each application, registration statement or other document with the applicable Governmental Entity, each party will provide the other party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other party which portions of this Agreement will be designated as confidential portions of such applications. Each party will use all commercially reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Heartland will pay, or will cause to be paid, any applicable fees and expenses in connection with the preparation and filing of such regulatory filings necessary to obtain the Regulatory Approvals.

6.3Title Insurance and Surveys.

(a)In preparation for the Closing, as soon as reasonably possible and in no event later than December 31, 2016, Founders will furnish to Heartland, at Founders’ expense, with respect to each parcel of Owned Real Property, a title commitment with respect to a title policy conforming to be a CLTA Form Owner’s Policy of Title Insurance, issued by a title insurer satisfactory to Heartland insuring marketable fee title in Heartland as of the Closing, subject only to Permitted Encumbrances.

(b)If (i) any title commitment or other evidence of title, or search of the appropriate real estate records, discloses that any party other than Founders or Founders Bank has title to any of the Owned Real Property or (ii) any title exception is disclosed in Schedule B to any title commitment that is not one of the Permitted Encumbrances or not one that Founders specifies when delivering the title commitment to Heartland that Founders will cause to be deleted from the title commitment concurrently with the Closing, including (A) any exceptions that pertain to Encumbrances securing any loans, and (B) any exceptions that Heartland reasonably believes could materially and adversely affect Heartland’s use and enjoyment of the Owned Real Property described therein (a “Title Objection”), Heartland will notify Founders in writing of such matters within thirty (30) Business Days after receiving all of the title commitments for the Owned Real Property. Founders will use reasonable commercial efforts to cure each Title Objection (other than by payment of money) and take reasonable steps required by the title insurer to eliminate each Title Objection as an exception to the title commitment, or in the event it cannot so eliminate such Title Objection, to procure from the title insurer, at Heartland’s direction and but at Founders’ expense, title insurance coverage over such Title Objection on terms acceptable to Founders and Heartland. Matters not objected to by Heartland or that are insured in the manner above will be deemed to be acceptable to Heartland.

6.4Shareholder Approval; Registration Statement.

(a)Founders will call a meeting of its shareholders (the “Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and will schedule such meeting based on consultation with Heartland as soon as practicable after the Registration Statement is declared effective. The Board of Directors of Founders will recommend that the shareholders approve this Agreement and the Merger (the “Board Recommendation”), and will use its best efforts (including soliciting proxies for such approval) to obtain the Required Founders Shareholder Vote. The Board Recommendation may not be withdrawn or modified in a manner adverse to Heartland, and no resolution by the Board of Directors of Founders or any committee thereof to withdraw or modify the Board Recommendation in a manner adverse to Founders may be adopted; provided, however, that notwithstanding the foregoing, prior to the adoption of this Agreement by the Required Founders Shareholder Vote, the Board of Directors of Founders may withdraw, qualify or modify the Board Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of Section 5.8 if the Board of Directors of Founders determines in good faith, after consultation with outside counsel, that failure to do so would be likely to result in a breach of fiduciary duties under applicable law (a “Change of Board Recommendation”). In determining whether to make a Change of Board Recommendation in response to a Superior Proposal or otherwise, the Board of Directors of Founders will take into account any changes to the terms of this Agreement proposed by Heartland or any other information provided by Heartland in response to such notice.

(b)For the purposes of (i) holding the Shareholder Meeting and (ii) registering Heartland Common Stock to be issued to shareholders of Founders in connection with the Merger with the SEC and with applicable state securities authorities, Heartland will prepare, with the cooperation of Founders (which will, for the avoidance of doubt, be given the opportunity to participate in the preparation of the Registration Statement and will have the right to approve the content of the Registration Statement relating to Founders and Founders Bank (which approval will not be unreasonably withheld) and comment on the other content of the Registration Statement), a registration statement on Form S‑4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which will include a prospectus/proxy statement satisfying all applicable requirements of the Securities Act, the Exchange Act and applicable Blue Sky Laws (such prospectus/proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the “Prospectus/Proxy Statement”).

(c)Heartland will furnish such information concerning Heartland as is necessary in order to cause the Prospectus/Proxy Statement and the Registration Statement, insofar as they relate to Heartland, to be prepared in accordance with Section 6.4(b). Heartland agrees promptly to notify Founders if at any time prior to the Shareholder Meeting any information provided by Heartland in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(d)Founders will promptly furnish Heartland with such information concerning Founders and Founders Bank as is necessary in order to cause the Prospectus/Proxy Statement and the Registration Statement, insofar as they relate to Founders and Founders Bank, to be prepared in accordance with Section 6.4(b), including the opinion of counsel as to Tax matters required to be filed as an exhibit thereto. Founders agrees promptly to notify Heartland if at any time prior to the Shareholder Meeting any information provided by Founders in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide Heartland with the information needed to correct such inaccuracy or omission.

(e)Heartland will file the Registration Statement with the SEC and applicable state securities agencies no later than fifty (50) days after receipt from Founders of all information needed from Founders for such filings. Heartland will use commercially reasonable efforts to cause (i) the Registration Statement to become effective under the Securities Act and applicable Blue Sky Laws at the earliest practicable date; and (ii) the shares of Heartland Common Stock issuable to the shareholders of Founders to be authorized for listing on the NASDAQ Global Select Market or other national securities exchange. At the time the Registration Statement becomes effective, Heartland will use its commercially reasonable efforts to ensure that the Registration Statement complies in all material respects with the provisions of the Securities Act and applicable Blue Sky Laws. Founders hereby authorizes Heartland to utilize in the Registration Statement the information concerning Founders and Founders Bank provided to Heartland for the purpose of inclusion in the Prospectus/Proxy Statement. Heartland will advise Founders promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Heartland will furnish Founders with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party will consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a “prospectus” relating to the Merger within the meaning of the Securities Act.

(f)For a period of not less than two years after the date hereof (or such shorter period of time as may be applicable for Affiliates of Founders to sell shares of Heartland Common Stock in accordance with Rule 145 of the Securities Act), Heartland will use commercially reasonable efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than Current Reports on Form 8‑K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T.

(g)None of the information relating to Heartland and its Subsidiaries that is provided by Heartland for inclusion in: (i) the Prospectus/Proxy Statement, any filings or approvals under applicable federal or state banking Laws or regulations or state securities Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Prospectus/Proxy Statement to Founders’ shareholders, at the time of the Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(h)Heartland will bear the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of Heartland Common Stock under the Blue Sky Laws, to the extent necessary. Heartland will also bear the costs of all NASDAQ listing fees with respect to listing the shares of Heartland Common Stock on the NASDAQ Global Select Market or other national securities exchange pursuant to this Agreement. Heartland will bear all printing and mailing costs in connection with the preparation and mailing of the Prospectus/Proxy Statement to Founders shareholders. Heartland and Founders will each bear their own legal and accounting expenses in connection with the preparation of the Prospectus/Proxy Statement and the Registration Statement.

6.5Establishment of Accruals. If requested by Heartland, on the Business Day immediately prior to the Closing Date, Founders Bank will, consistent with GAAP, establish such additional accruals and reserves as Heartland indicates are necessary to conform Founders Bank’s accounting and credit loss reserve practices and methods to those of Heartland (as such practices and methods are to be applied to Founders Bank from and after the Effective Time) and reflect Heartland’s plans with respect to the conduct of Founders Bank’s business following the Merger and to provide for the costs and expenses relating to the consummation by Founders Bank of the transactions contemplated by this Agreement; provided, however, that any such accruals and reserves will not affect the determination of Adjusted Tangible Common Equity. No such accruals or reserves will of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by Founders or Founders Bank (a) of any adverse circumstances for purposes of determining whether the conditions to Heartland’s obligations under this Agreement have been satisfied; or (b) that such adjustment has any bearing on the Aggregate Merger Consideration. In no event will any accrual, reserve or other adjustment required or permitted by this Section 6.5 require any prior filing with any Governmental Entity or violate any Law, rule or order applicable to Founders or Founders Bank.

6.6Employee Matters.

(a)General. At the request of Heartland, Founders agrees to terminate any Plans as of the Effective Time on terms reasonably acceptable to Heartland. If any Plans are not so terminated, after the Effective Time, Heartland will have the right to continue, amend, merge or terminate any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law, including Tax qualification requirements. Founders agrees that, at the request of Heartland, Founders, Founders Bank and any Commonly Controlled Entity will cease to be a participating employer of, and will cease making contributions to or otherwise providing benefits under, any Plan, as of the Effective Time. If, after the Effective Time, there are any Plans for which the Surviving Company or any of its Subsidiaries continues to be a participating employer, Heartland will have the right to discontinue such participation in any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law. Until Heartland will take such action, however, such Plans will continue in force for the benefit of present and former employees of Founders or Founders Bank who have any present or future entitlement to benefits under any of the Plans (“Founders Employees”).

(b)Limitation on Enforcement. This Agreement is an agreement solely between Founders and Heartland. Except for the indemnification rights provided in Section 6.9, nothing in this Agreement (including this Section 6.6, whether express or implied) confers upon any employee of Founders, Founders Bank or Heartland or any other Person, any rights or remedies, including: (i) any right to employment or recall, (ii) any right to continued employment for any specified period, or (iii) any right to any particular compensation, benefit or aggregate of benefits, or any other term or condition of employment, of any kind or nature whatsoever. After the Closing Date, each Founders Employee will be eligible to participate in the health, vacation and other non-equity based employee benefit plans of Heartland or its Subsidiaries (the “Heartland Plans”) to the same extent as similarly situated employees of Heartland and to the extent permitted by the applicable Heartland Plan or applicable Law; provided, however, that (a) nothing in this Section 6.6(b) or elsewhere in this Agreement will limit the right of Heartland or any of its Subsidiaries to amend or terminate a Heartland Plan at any time. With respect to the Heartland Plans, Heartland will, or will cause the Surviving Corporation or its Subsidiaries to: (i) with respect to each Heartland Plan that is a medical/prescription, dental or vision plan, (x) waive any exclusions for pre-existing conditions under such Heartland Plan that would result in a lack of coverage for any condition for which the applicable Founders Employee would have been entitled to coverage under the corresponding Plan in which such Founders Employee was an active participant immediately prior to his or her transfer to Heartland Plan; (y) waive any waiting period under such Heartland Plan, to the extent that such period exceeds the corresponding waiting period under the corresponding Plan in which such Founders Employee was an active participant immediately prior to his or her transfer to Heartland Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period); and (z) provided Founders’ insurance company provides information related to the amount of such credit that is available to Heartland, provide each Founders Employee with credit for deductibles paid by such Founders Employee prior to his or her transfer to Heartland Plan (to the same extent such credit was given under the analogous Plan prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Heartland Plan for the plan year that includes such transfer and (ii) fully recognize service of the Founders Employees with Founders or Founders Bank for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Heartland Plan in which the Founders Employees are eligible to participate after the Closing Date, to the extent that such service was recognized for that purpose under the analogous Plan prior to such transfer. Heartland will extend coverage to Founders Employees for health care, dependent care and limited purpose health care flexible spending accounts established under Section 125 of the Code to the same extent as available to similarly situated employees of Heartland to the extent permitted by such Heartland Plans and applicable Law. Heartland will give effect to any elections made by Founders Employees with respect to such accounts under any Founders or Founders Bank flexible benefits cafeteria plan to the extent permitted by such Heartland Plan and applicable Law. Founders Employees will be credited with amounts available for reimbursement equal to such amounts as were credited under any Founders or Founders Bank flexible benefits cafeteria plan to the extent permitted by such Heartland Plan and applicable Law. The foregoing will not apply to the extent it would result in duplication of benefits.

(c)Terminated Founders Employees. To the extent that Heartland terminates the employment of any Founders Employee without “cause,” as that term is defined in the sole discretion of Heartland, at, or within six months after, the Effective Time, and such Founders Employee is not otherwise entitled to severance benefits under a separate contractual obligation with Founders in effect on the date of this Agreement, Heartland will offer such Founders Employee severance benefits equal to one week of base compensation for each full year of service to Founders or Founders Bank, with a minimum of two and a maximum of 12 weeks of severance pay, on terms and conditions to be established in the reasonable discretion of Heartland.

6.7Tax Treatment. None of Founders, Founders Bank or Heartland will take any action which would disqualify the Merger as a “reorganization” within the meaning of Section 368(a)(1) of the Code.

6.8Updated Schedules. On a date 15 Business Days prior to the Effective Date and on the Effective Date, Founders will modify any Schedule to this Agreement or add any Schedule or Schedules for the purpose of making the representations and warranties to which any such Schedule relates true and correct in all material respects as of such date, whether to correct any misstatement or omission in any Schedule or to reflect any additional information obtained by Founders subsequent to the date any Schedule was previously delivered by Founders to Heartland. Notwithstanding the foregoing, any updated Schedule will not have the effect of making any representation or warranty contained in this Agreement true and correct in all material respects for purposes of Section 7.3(a).

6.9Indemnification; Directors’ and Officers’ Insurance.

(a)Heartland agrees that all rights of the present and former directors and officers of Founders and Founders Bank to indemnification provided for in the Charter or Bylaws of Founders or Founders Bank, as applicable, as in effect on the date hereof, or required under any applicable Law (including rights to advancement of expenses and exculpation) and that all rights of the present and former employees of Founders and Founders Bank to indemnification (but only to the extent such rights to indemnification are required by the Laws of California), will survive the Merger and continue in full force and effect until expiration of the applicable statute of limitations (each such director, officer and employee being sometimes hereinafter be referred to as an “Indemnified Party”). Without limiting the generality of the foregoing, Heartland agrees that, following the Effective Time, the Surviving Corporation will indemnify any Person made a party to any proceeding by reason of the fact that such person was a director, officer or employee of Founders or Founders Bank at or prior to the Effective Time to the fullest extent provided in, and will advance expenses in accordance with, the Charter and Bylaws of Founders or Founders Bank, as applicable, in the form previously provided to Heartland and effective as of the date of this Agreement, in each case subject to all the limitations set forth in such Charter and Bylaws and applicable Law. Notwithstanding anything to the contrary contained in this Section 6.9, nothing contained in this Agreement will require Heartland to indemnify, defend or hold harmless any Indemnified Party to a greater extent than Founders or Founders Bank may, as of the date of this Agreement, indemnify, defend and hold harmless such Indemnified Party, and any such indemnification provided pursuant to this Section 6.9 will be provided only to the extent that such indemnification is permitted by any applicable federal or state Laws.

(b)Prior to the Effective Time, Founders will or, if Founders is unable to, Heartland as of the Effective Time will, obtain a “tail” insurance policy with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as Founders and Founders Bank’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Heartland will pay the premium for such D&O Insurance tail policy; provided, however, that in no event will Heartland be required to expend more than 200% of the current amount expended on an annual basis by Founders and Founders Bank to procure their existing D&O Insurance policies. If Founders or Heartland for any reason is unable to obtain such tail D&O Insurance policy on or prior to the Effective Time, Heartland will obtain as much as comparable D&O Insurance as is available at a cost in the aggregate for such six-year period up to 200% of the current annual premium expended by Founders and Founders Bank for their existing D&O Insurance policies.

(c)The provisions of this Section 6.9 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party as if he or she were a party to this Agreement. The indemnification rights provided to each Indemnified Party pursuant hereto will be in addition to all other indemnification rights provided to such Indemnified Party under any Contract between Founders or Founders Bank and such Indemnified Party.

6.10Notice of Developments by Heartland. Heartland will promptly notify Founders in writing if Heartland should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue, inaccurate or misleading in any material respect. No disclosure pursuant to this Section 6.10 will be deemed to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.

6.11Determination of Adjusted Tangible Common Equity. As soon as practicable after the Determination Date, Founders will prepare the Founders Determination Date Balance Sheet. Within five (5) Business Days following the Determination Date, Founders will prepare and deliver to Heartland its good faith determination of (a) the Adjusted Tangible Common Equity, together with reasonable support therefor (including the Founders Determination Date Balance Sheet), and (b) the Founders Determination Date Transaction Expenses, together with reasonable support therefor. If Founders and Heartland agree on the amount of the Adjusted Tangible Common Equity, such amount will be final and conclusive. If Heartland and Founders disagree as to such calculations and are unable to reconcile their differences in writing within five (5) Business Days, unless otherwise agreed upon by the parties, the items in dispute will be submitted to a mutually acceptable independent national accounting firm in the United States for final determination, and the calculations will be deemed adjusted in accordance with the determination of the independent accounting firm and will become binding, final and conclusive upon all of the parties hereto. The independent accounting firm will consider only the items in dispute and will be instructed to act within five (5) Business Days (or such longer period as Founders and Heartland may agree) to resolve all items in dispute. Founders and Heartland will share equally the payment of reasonable fees and expenses of the independent accounting firm.

ARTICLE 7
CONDITIONS

7.1Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)Regulatory Approvals. The Bank Regulatory Approvals will have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods will have lapsed. None of such approvals will contain any conditions or restrictions that would (i) be reasonably expected to be materially burdensome on, or impair in any material respect the benefits of the transactions contemplated by this Agreement to Heartland, Founders or Founders Bank; (ii) require any Person other than Heartland to be deemed a bank holding company under the Bank Holding Company Act; (iii) require any Person other than Heartland to guaranty, support or maintain the capital of Founders Bank; or (iv) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of Heartland or any of its Subsidiaries (any of the foregoing, a “Materially Burdensome Regulatory Condition”); provided, however, that the following will not be deemed to be included in the preceding list and will not be deemed a “Materially Burdensome Regulatory Condition”: (A) any restraint, limitation, term, requirement, provision or condition that applies generally to bank holding companies and banks as provided by Law, and (B) written and publicly available supervisory guidance of general applicability, in the case of both clauses (A) and (B), as in effect on the date hereof.

(b)No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction will have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)No Prohibitive Change of Law. There will have been no Law, domestic or foreign, enacted or promulgated which would materially impair the consummation of the transactions contemplated hereby.

(d)Governmental Action. There will not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from Founders, Founders Bank, Heartland or any of Heartland’s Subsidiaries in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by Heartland of all or a material portion of the business or assets of Founders or Founders Bank or of Heartland or any of its Subsidiaries, or to compelling Heartland or any of its Subsidiaries or Founders or Founders Bank to dispose of or to hold separately all or a material portion of the business or assets of Heartland or any of its Subsidiaries or of Founders or Founders Bank, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by Heartland of any of its business or assets or of the business or assets of Founders or Founders Bank.

(e)No Termination. No party hereto will have terminated this Agreement as permitted herein.

(f)Shareholder Approval. The Merger will have been approved by the Required Founders Shareholder Vote.

(g)Registration Statement. The Registration Statement will have been declared and will remain effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will have been issued and no action, lawsuit, proceeding or investigation for that purpose will have been initiated or threatened by the SEC, and all approvals required under Blue Sky Laws relating to the shares of Heartland Common Stock issuable to the shareholders of Founders hereunder will have been received. The shares of Heartland Common Stock issuable to the shareholders of Founders will have been authorized for listing on the NASDAQ Global Select Market or other national securities exchange, subject to official notice of issuance.

7.2Additional Conditions to Obligation of Founders. The obligation of Founders to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Warranties. (i) The representations and warranties set forth in Article 3 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 3 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)Agreements. Heartland will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)Officer’s Certificate. Heartland will have furnished to Founders a certificate of the Chief Financial Officer of Heartland, dated as of the Effective Time, in which such officer will certify to the conditions set forth in Sections 7.2(a) and (b).

(d)Heartland Secretary’s Certificate. Heartland will have furnished to Founders (i) copies of the text of the resolutions by which the corporate action on the part of Heartland necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Heartland by its corporate secretary or one of its assistant corporate secretaries certifying to Founders that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)Change in Control of Heartland. Heartland will not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of Heartland would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one Person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding Heartland Common Stock.

(f)Legal Opinion. Founders will have received an opinion of Katten Muchin Rosenman LLP, special tax counsel to Founders, that, based on the terms of this Agreement and on the basis of certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a)(1) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers or directors of Founders, Heartland and others.

(g)Other Materials. Founders will have received the materials set forth in Section 2.10(b).

7.3Additional Conditions to Obligation of Heartland. The obligation of Heartland to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Compliance. (i) The representations and warranties set forth in Article 4 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 4 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)Agreements. Founders will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)Officers’ Certificate of Founders. Founders will have furnished to Heartland a certificate of the Chief Executive Officer and Chief Financial Officer of Founders, dated as of the Effective Date, in which such officers will certify to the conditions set forth in Sections 7.3(a) and 7.3(b).

(d)Founders Secretary’s Certificate. Founders will have furnished to Heartland (i) copies of the text of the resolutions by which the corporate action on the part of Founders necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Founders by its corporate secretary or one of its assistant corporate secretaries certifying to Heartland that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)Dissenting Shares. The total number of Dissenting Shares will be no greater than twelve percent (12%) of the number of outstanding shares of Founders Common Stock.

(f)Required Consents. Except as would not have a material adverse effect on the business, assets, properties financial condition or results of Premier Valley Bank after the Effective Time, each Required Consent will have been obtained and be in full force and effect, and such actions as Heartland’s counsel may reasonably require will have been taken in connection therewith.

(g)No Equity Claims. No Person (other than a holder of shares of Founders Common Stock or a holder of Founders Stock Options) will have asserted that such Person (i) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of, or any other voting, equity or ownership interest in, Founders or Founders Bank or (ii) is entitled to all or any portion of the Aggregate Merger Consideration.

(h)Sherman Employment Agreement. The Sherman Employment Agreement will be in full force and effect, and Sherman will not have indicated any intention of not fulfilling his obligations under the Employment Agreement.

(i)Option Amendment Agreements. The Option Amendment Agreements will be in full force and effect, and none of the Founder Directors will have indicated any intention of not abiding by the terms of his Option Amendment Agreement.

(j)Other Materials. Heartland will have received the materials set forth in Section 2.10(a).

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1Reasons for Termination. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a)by mutual consent of the Boards of Directors of Heartland and Founders;

(b)by either party in the event a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing;

(c)by either party in the event any approval, consent or waiver of any Governmental Entity required to permit the consummation of the transactions contemplated by this Agreement will have been denied and such denial has become final and non-appealable (unless such denial arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty or covenant of such party);

(d)by Founders if:

(i)the Closing has not occurred by June 30, 2017 (the “Termination Date”); provided that Founders will not be entitled to terminate this Agreement pursuant to this clause (d)(i) if (x) Founders’ failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement, (y) Founders has refused, after satisfaction of the conditions set forth in Sections 7.1 and 7.2, to close in accordance with Section 2.10 or (z) the circumstances or events underlying the termination rights set forth in clauses (d)(iii) or (d)(iv) of this Section 8.1 will have occurred;

(ii)Heartland will have breached any representation, warranty or agreement of Heartland in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by Founders to Heartland;

(iii)at the Shareholder Meeting, this Agreement will not have been duly adopted by the Required Founders Shareholder Vote;

(iv)(A) Founders will have delivered to Heartland a written notice of the intent of Founders to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal based on an Acquisition Proposal received by it, (B) five business days have elapsed following delivery to Heartland of such written notice by Founders, (C) during such five Business Day period Founders has fully complied with the terms of Section 5.8, including informing Heartland of the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, with the intent of enabling Heartland to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (D) at the end of such five business-day period the Board of Directors of the Founders will have continued reasonably to believe that such Acquisition Proposal constitutes a Superior Proposal, (E) Founders pays to Heartland the termination fee in accordance with Section 8.4, and (F) Founders will have entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the Board of Directors of Founders will have resolved to do so; or

(v)any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy (other than through a failure of Founders to comply with its obligations under this Agreement).

(e)by Heartland if:

(i)the Closing has not occurred by the Termination Date; provided that Heartland will not be entitled to terminate this Agreement pursuant to this clause (e)(i) if (x) Heartland’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement or (y) Heartland has refused, after satisfaction of the conditions set forth in Sections 7.1 or 7.3, to close in accordance with Section 2.10;

(ii)Founders will have breached any representation, warranty or agreement in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by Heartland to Founders;

(iii)at the Shareholder Meeting, this Agreement will not have been duly adopted by the Required Founders Shareholder Vote; and

(iv)any of the conditions set forth in Sections 7.1 or 7.3 have become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under this Agreement).

8.2Effect of Termination. Except as provided in Sections 8.3 and 8.4 and any provisions set forth herein that survive the termination of this Agreement, if this Agreement is terminated pursuant to Section 8.1, this Agreement will forthwith become void, there will be no Liability under this Agreement on the part of Heartland, Founders or any of their respective Representatives or Subsidiaries, and all rights and obligations of each party hereto will cease; provided, however, that, subject to Sections 8.3, and 8.4, nothing herein will relieve any party from Liability arising out of its own fraud, willful misconduct or material breach of this Agreement.

8.3Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such Expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, if this Agreement is terminated pursuant to Sections 8.1(d)(iii), 8.1(e)(ii) or 8.1(e)(iii), or for any of the reasons set forth in Section 8.4, then Founders will pay to Heartland, within five Business Days of presentation by Heartland of reasonably detailed invoices for the same, all Expenses reasonably incurred by Heartland, and, if this Agreement is terminated pursuant to Section 8.1(d)(ii), then Heartland will pay to Founders, within five Business Days of presentation by Founders of reasonably detailed invoices for the same, all Expenses reasonably incurred by Founders; provided, however, that the amount of each of the party’s obligation to pay the other party’s Expenses pursuant to this Section 8.3 will not exceed $1,000,000 in the aggregate. As used in this Agreement, “Expenses” will consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of the approval of the Merger by holders of Founders Common Stock and all other matters related to the consummation of the Merger.

8.4Founders Termination Payments. If this Agreement is terminated by Founders pursuant to 8.1(d)(iv), or by Heartland pursuant to Section 8.1(e)(ii) because of a breach of any portion of Section 5.8 or Section 6.4(a), then Founders will pay to Heartland (in lieu of any payment that may be due under Section 8.3), a termination fee of $1,200,000 as the sole and exclusive remedy of Heartland (including any remedy for specific performance), as agreed-upon liquidated damages.

8.5Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

8.6Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 9
GENERAL PROVISIONS

9.1Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with Founders or Founders Bank, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Heartland will determine and approve, or as required by applicable Law. Notwithstanding the foregoing, Heartland and Founders agree that (a) a press release announcing the execution of this Agreement in a form prepared by Heartland and reviewed and approved by Founders, with such approval not to be unreasonably withheld, may be made on the day after execution of this Agreement, or as soon thereafter as is practicable, and (b) any press release or customer communication relating to this Agreement and the transactions contemplated hereby issued for dissemination in San Luis Obispo County, California prior to the Effective Time will be in a form prepared by Heartland and reviewed and approved by Founders, with such approval not to be unreasonably withheld. Heartland will have the right to be present for any in-Person announcement by Founders.

9.2Notices. All notices and other communications hereunder will be in writing and will be sufficiently given if made by hand delivery, by fax, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by it by like notice):

if to Heartland:
Heartland Financial USA, Inc.
707 17th Street, Suite 2950
Denver, Colorado 80202

Telephone: (720) 873-3780
Fax: (563) 589-1951
Attention: J. Daniel Patten, Executive Vice President, Finance and Corporate Strategy
E-mail: DPatten@htlf.com

with copies to:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Telephone: (563) 589-1994
Fax: (563) 589-1951
Attention: Michael J. Coyle, Executive Vice President, Senior General Counsel and Corporate Secretary
E-mail: MCoyle@htlf.com

and
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
Attention: Jay L. Swanson
Cam C. Hoang
Telephone: (612) 340-2600
Fax: (612) 340-2868
E-mail: swanson.jay@dorsey.com
hoang.cam@dorsey.com

if to Founders:
Founders Bancorp
237 Higuera Street
San Luis Obispo, California 93401
Attention: Thomas J. Sherman, President and Chief Executive Officer
Telephone: (805) 543-6500
Fax: (805) 543-6599
E-mail: tsherman@founderscommunitybank.com

with a copy to:
Stuart | Moore Attorneys at Law
641 Higuera Street, Suite 302
San Luis Obispo, California 93401
Attention: John F. Stuart
Kenneth E. Moore
Telephone: (805) 545-8590
Fax: (805) 545-8599
Email: john@stuartmoorelaw.com
ken@stuartmoorelaw.com

All such notices and other communications will be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if faxed or e-mailed; and the next day after being delivered to an overnight delivery service.

9.3Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement, except that Heartland may assign any of its rights under this Agreement to Premier Valley, so long as Heartland remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

9.4No Third Party Beneficiaries. Except as provided in Section 6.9, nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

9.5Schedules. The Schedules correspond to the specific sections contained in this Agreement; provided, however, that a Schedule relating to a certain section may incorporate by reference disclosures made in other Schedules; further provided, however, that any disclosure with respect to a particular Schedule will be deemed adequately disclosed in other Schedules to the extent it is readily apparent from the nature of the disclosure that such disclosure also applies to such other Schedules. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies the exception with particularity and describes the relevant facts in detail.

9.6Interpretation. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders will be deemed to include the others if the context requires. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular if the context requires. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “but not limited to,” whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any reference to any money or currency or use of “$” will be in U.S. dollars. Except as the context may otherwise require, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to a statute will be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

9.7Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties will negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.

9.8Complete Agreement. This Agreement contains the complete agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, written or oral. Each party hereto acknowledges that the other party has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in agreements referred to herein that survive the execution and delivery of this Agreement.

9.9Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF CALIFORNIA WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

9.10Venue. The parties hereby irrevocably submit to the jurisdiction of the federal courts of the United States of America located in the Central District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Litigation relating to the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such Litigation may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The parties hereto irrevocably agree that all claims with respect to such Litigation will be heard and determined in such California federal courts. The parties hereby consent to and grant any such courts jurisdiction over such parties and over the subject matter of such dispute, and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

9.11Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of Founders and Founders Bank, is unique, that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at Law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at Law or in equity (without any requirement that such party provide any bond or other security). The parties waive any defense that a remedy at Law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

9.12Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation will constitute a waiver of any representation, warranty or covenant of any other party.

9.14No Survival of Representations. The representations, warranties and covenants made by Founders and Heartland in this Agreement or in any instrument delivered pursuant to this Agreement will terminate on, and will have no further force or effect after, the first to occur of (a) the Effective Time or (b) the date on which this Agreement is terminated as set forth herein, except for those covenants contained herein or therein which by their terms apply in whole or in part after the Effective Time or survive the termination of this Agreement.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller, Chairman of the Board and Chief Executive Officer

FOUNDERS BANCORP
By:	/s/ Thomas J. Sherman
Thomas J. Sherman, President and Chief Executive Officer

APPENDIX B

CALIFORNIA DISSENTERS’ RIGHTS STATUTE

Chapter 13 of the California Corporations Code: Dissenters’ Rights
§ 1300.
(a)   If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.
(b)   As used in this chapter, “dissenting shares” means shares to which all of the following apply:
(1)   That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).
(2)   That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.
(3)   That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.
(4)   That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.
(c)   As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.
§ 1301.
(a)   If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.
(b)   Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.
(c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.
§ 1302.
Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
§ 1303.
(a)   If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.
(b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.
§ 1304.
(a)   If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.
(b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.
(c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.
§ 1305.
(a)   If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.
(c)   Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.
(d)   Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.
(e)   The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).
§ 1306.
To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.
§ 1307.
Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.
§ 1308.
Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.
§ 1309.
Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:
(a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.
(b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.
(c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.
(d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§ 1310.
If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.
§ 1311.
This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.
§ 1312.
(a)   No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.
(b)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.
(c)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.
§ 1313.
A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

APPENDIX C

October 29, 2016

Board of Directors
Founders Bancorp
237 Higuera Street
San Luis Obispo, CA 93401

Members of the Board:

We understand that Founders Bancorp (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Heartland Financial USA, Inc. (“Parent”), pursuant to which, among other things, the Company will merge with and into Parent (the “Transaction”) and each outstanding share of the common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Aggregate Merger Consideration Per Share in the form of cash, shares of common stock of Parent or a combination thereof (the “Consideration”). The Aggregate Merger Consideration Per Share is determined by (i) the Aggregate Merger Consideration, divided by (ii) the Fully Diluted Shares Outstanding. The Aggregate Merger Consideration means (a) the sum of (i) $29,137,000, and (ii) the Option Exercise Proceeds, less (b) the amount, if any, by which Transaction Expenses exceed $1,600,000; provided, however, that (1) if the Adjusted Tangible Common Equity is less than $18,300,000, then the Aggregate Merger Consideration will be equal to (A) the amount determined in accordance with the foregoing formula, less (B) the amount by which the Adjusted Tangible Common Equity is below $18,300,000 (but in no event will such amount referred to in this clause (B) be greater than $5,000,000), and (2) if the Adjusted Tangible Common Equity is greater than $18,600,000, then the Aggregate Merger Consideration will be equal to (x) the amount determined in accordance with the foregoing formula, plus (y) the amount by which the Adjusted Tangible Common Equity exceeds $18,600,000 (but in no event will such amount referred to in this clause (y) be greater than $5,000,000).

The Aggregate Merger Consideration Per Share is subject to adjustments pursuant to the determination of Aggregate Merger Consideration, as defined in the Agreement, as to which adjustments we express no opinion. The terms and conditions of the Transaction are more fully set forth in the Agreement. We have been advised that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Consideration to be paid to such holders in the proposed Transaction.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	a draft of the Agreement, dated October 27, 2016;

(ii)
certain financial statements and other historical financial and business information about Parent and the Company made available to us from published sources and/or from the internal records of Parent and the Company that we deemed relevant;

(iii)
financial projections for the Company for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Company;

(iv)	certain publicly available analyst consensus “street estimates” for Parent for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Parent;

(v)	the current market environment generally and the banking environment in particular;

(vi)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

(vii)	the market and trading characteristics of public companies and public bank holding companies in particular;

(viii)	the pro forma financial impact of the Transaction, taking into consideration the amounts and timing of the transaction costs and cost savings;

(ix)	the net present value of the Company with consideration of projected financial results;

(x)	the net present value of Parent with consideration of projected financial results;

(xi)	the net present value of Parent, on a pro forma basis with the pro forma financial impact of the Transaction, with consideration of projected financial results; and

(xii)
such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Parent and the Company concerning the business, financial condition, results of operations and prospects of the Parent and the Company.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and we did not make an independent appraisal or analysis of the Company with respect to the Transaction. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us, and that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

With respect to the financial forecasts and other analyses (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Transaction) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Company, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transaction) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based. We have relied on the assurances of management of the Company that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Parent or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or Parent. We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of the Company’s or Parent’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Company or Parent. We did not make an independent evaluation of the quality of the Company’s or Parent’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or Parent.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the contemplated benefits of the Transaction. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated October 27, 2016, reviewed by us.

We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company or any other entity.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction (including, without limitation, the form or structure of the Transaction) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons, relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction, or with respect to the fairness of any such compensation.

We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

We do not express any opinion as to the value of any asset of the Company whether at current market prices or in the future, or as to the price at which the Company or its assets could be sold in the future. We also express no opinion as to the price at which the Company Common Stock or Parent will trade following announcement of the Transaction or at any future time.

We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Parent. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.
Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Parent.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Company or Parent for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company or Parent in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with and for the purposes of its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation as to how the shareholders of the Company should vote or act with respect to the Transaction or any matter relating thereto.

This opinion is for the information of the Board of Directors of the Company and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any regulatory filing that the Company is required to make in connection with the Transaction if such inclusion is required by applicable law.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ D.A. Davidson & Co.

D.A. Davidson & Co.

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